Schlumberger

2022 PROXY STATEMENT

and Notice of Annual General Meeting of Stockholders

Schlumberger

Notice of 2022 Annual General Meeting of Stockholders

ITEMS OF BUSINESS

1. Election of 11 director nominees.
2. Advisory "say-on-pay" approval of our executive compensation.
3. Approval of certain annual financial statements for the year ended December 31, 2021.
4. Ratification of the appointment of our independent auditor, PricewaterhouseCoopers LLP.

Such other matters as may properly be brought before the meeting.

By order of the Board of Directors,

Dianne B. Ralston

Dianne B. Ralston
Chief Legal Officer and Secretary

February 24, 2022

Wednesday, April 6, 2022

10:00 a.m. Curaçao time

Curaçao Marriott Beach Resort, John F Kennedy Boulevard, 3, Piscadera Bay, Willemstad, Curaçao

RECORD DATE

February 9, 2022

HOW TO CAST YOUR VOTE

Please refer to the enclosed proxy materials or to the information forwarded by your bank, broker, or other nominee to see which voting methods are available to you. Stockholders with shares registered in their names with Schlumberger's transfer agent may authorize a proxy:



BY INTERNET
www.proxypush.com/SLB



BY TELEPHONE
(866) 240-5191



BY MAIL
Sign, date, and mail your proxy card

If you are a beneficial holder of Schlumberger common stock, you should follow any instructions provided by your bank, broker, or other nominee. See "Meeting Information" in this proxy statement.

PROXY VOTING

Your vote is very important. Whether or not you plan to attend the annual general meeting in person, please (i) sign, date, and promptly return the enclosed proxy card in the enclosed envelope, or (ii) grant a proxy and give voting instructions by telephone or internet, so that you may be represented at the meeting. Voting instructions are provided on your proxy card or on the voting instruction form provided by your broker.

Brokers cannot vote on Items 1 and 2 without your instructions.

IMPORTANT INFORMATION REGARDING MEETING ATTENDANCE

Depending on the level of COVID-19 protocols in effect at the time, your ability to attend the 2022 Annual General Meeting of Stockholders ("**2022 AGM**") in person may be restricted or may require additional safeguards, which could include face coverings, proof of vaccination, proof of a negative COVID-19 test result within a specified number of days, and maintaining appropriate social distancing. Please review ***www.proxydocs.com/SLB*** for any updates to the "Meeting Information" section of this proxy statement prior to traveling.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 6, 2022:

This Notice and Proxy Statement, our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and our 2021 Annual Report to Stockholders are each available free of charge at ***https://investorcenter.slb.com*** and ***www.proxydocs.com/SLB.***

Table of Contents

Proxy Executive Summary

This summary highlights information contained elsewhere in this proxy statement, but it does not contain all of the information that you should consider. You should read this entire proxy statement carefully before voting. In addition, we are providing our 2021 Annual Report to Stockholders concurrently with this proxy statement. You should refer to its contents in considering agenda Item 3.

All references in this proxy statement to "the Company," "Schlumberger," "we," or "our" are to Schlumberger Limited (Schlumberger N.V.) and its subsidiaries.

Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

This proxy statement is first being made available to our stockholders on or about February 24, 2022.

Voting at the 2022 Annual General Meeting (pages 68–69)

The 2022 AGM will be held at the Curaçao Marriott Beach Resort, John F Kennedy Boulevard, 3, Piscadera Bay, Willemstad, Curaçao, on **Wednesday, April 6, 2022** beginning at 10:00 a.m., Curaçao time.

Each stockholder of record at the close of business on February 9, 2022 (the "**record date**") is entitled to one vote for each share registered in such stockholder's name. If your shares are registered in your name with Schlumberger's transfer agent, you may vote in person at the 2022 AGM, or you may authorize a proxy to vote your shares by one of the following methods:



BY INTERNET
www.proxypush.com/SLB



BY TELEPHONE
(866) 240-5191



BY MAIL
Sign, date, and mail your proxy card

If you are a beneficial owner of Schlumberger common stock (*i.e.*, you hold your shares on the record date through a broker, bank, or other nominee), you should follow the voting instructions provided by your bank, broker, or other nominee.

If you plan to attend the 2022 AGM in person, see "Meeting Information" beginning on page 68 for the requirements for admission to the meeting. Whether or not you plan to attend the 2022 AGM in person, please (i) sign, date, and promptly return the enclosed proxy card in the enclosed envelope, or (ii) grant a proxy and give voting instructions by telephone or internet, so that you may be represented at the meeting.

Voting Matters

Item		Our Board's Recommendation	Vote Required for Election / Approval	Page Reference (for more detail)
1	Election of 11 director nominees.	FOR each nominee	Majority of votes cast for the nominee	11
2	Advisory "say-on-pay" approval of our executive compensation.	FOR	Majority of votes cast	30
3	Approval of our consolidated balance sheet at December 31, 2021, our consolidated statement of income for the year ended December 31, 2021, and the declarations of dividends by our Board in 2021.	FOR	Majority of votes cast	65
4	Ratification of the appointment of PricewaterhouseCoopers LLP ("**PwC**") as our independent auditor for 2022.	FOR	Majority of votes cast	66

2021 Performance and Strategy Highlights

2021 was an exceptional year for Schlumberger, in which we demonstrated the strength and agility of our emergent strategy—rooted in operational execution, superior returns, and capital discipline. After two years of extraordinary industry, market, and social uncertainty, the Schlumberger team delivered a year of remarkable financial results, surpassing all of our 2021 financial targets and closing the year with excellent momentum.

Highlights of our 2021 financial performance, reflecting the success of our returns-focused strategy and execution, include:

Adjusted EBITDA[(1)] **$4.925 billion** 14% increase over 2020	**Free Cash Flow[(2)]** **$2.997 billion** 110% increase over 2020	**Revenue** **$22.9 billion** H2 2021 revenue increased 18% over H2 2020, excluding impact of divestitures
Adjusted EBITDA Margin **21.5%** Expanded 320 basis points year-on-year, achieving highest adjusted EBITDA margin level since 2018	**Net Debt Reduced by** **$2.8 billion** Net debt to adjusted EBITDA ratio of 2.2x Lowest net debt level since 2016	**Earnings per Share (GAAP)** **$1.32** Earnings per share, excluding charges and credits, was $1.28, an 88% increase over 2020

On the strength of these financial results, driven by excellent operational leverage as a result of our **Performance Strategy** and strong working capital management, we were able to reduce our net debt to adjusted EBITDA ratio from 3.2x to 2.2x year-on-year. At the same time, we achieved double-digit pretax operating margins in North America—the highest levels since 2014—and we expanded our international pretax operating margins to the highest levels since 2018.

The success of 2021 was built upon the continued growth of our strategic business pillars—strengthening our core, digital, and new energy—to deliver high performance sustainably.

In our **Core** business, we fully operationalized our returns-focused strategy through our new Division and Basin organization and high-graded business portfolio, which have significantly increased our operating leverage. As a result of our differentiated capabilities, exceptional execution, and technology performance, we enhanced our market positions and won significant project awards during the year. With increased operating leverage and our outstanding customer performance, we ended the year marking six consecutive quarters of pretax segment operating margin expansion.

In **Digital,** we expanded market access and accelerated the adoption of our platform, which brings our customers AI capabilities and powerful digital tools to reduce cycle time, improve performance, and lower carbon intensity. We built partnerships to achieve comprehensive cloud access globally, collaborated with AI innovators to deploy machine-learning and AI solutions, and enabled digital operations through the automation of key workflows in well construction and production operations.

In **Schlumberger New Energy,** we continued to advance the development of clean energy technologies and low-carbon projects. In 2021, we invested in stationary energy storage—expanding our total addressable market—and progressed our ventures in hydrogen, lithium, geoenergy, and a suite of carbon capture, utilization, and storage ("**CCUS**") opportunities, including our bioenergy carbon capture and storage ("**BECCS**") project.

2021 also saw continued excellence in **Safety and Service Quality**, as we successfully navigated the challenges of the ongoing pandemic to ensure continued execution and performance for our customers. Our total recordable injury frequency showed a 31% improvement since 2019, and we also improved our automotive accident rate by 30% compared to 2019. Furthermore, our service quality performance was the best on record, despite increasing activity coupled with ongoing pandemic and supply chain challenges.

This was also a pivotal year for Schlumberger's commitment to **Sustainability**. We announced our comprehensive 2050 net-zero commitment inclusive of Scope 3 emissions—a first for the energy services sector—and we launched our Transition Technology* portfolio to focus on the decarbonization of oil and gas operations. In addition, Schlumberger earned an upgraded AA rating from MSCI, and won an ESG Top Performer award from Hart Energy, recognizing our sustainability efforts, our enhanced disclosures, and our commitment to apply our technologies and capabilities toward helping the world sustainably meet future energy demand.

In summary, 2021 was a defining and transformative year for Schlumberger. We continued to strengthen our core portfolio, while also enhancing our sustainability leadership, advancing our digital journey, and expanding our new energy portfolio.

As we enter 2022, Schlumberger is well prepared to seize the multiyear growth cycle ahead of us. We have entered this cycle in a position of strength, having reset our operating leverage, expanded peer-leading margins across multiple quarters, and aligned our technology and business portfolio with the new industry imperatives. We are truly excited about the outlook for Schlumberger—for continued financial outperformance, technology leadership, and growth opportunities in digital and clean energy innovation—to enable the world to unlock access to energy for the benefit of all.

(1) Net income attributable to Schlumberger on a GAAP basis was $1.881 billion. Adjusted EBITDA reflects earnings before interest, taxes, depreciation and amortization, excluding charges and credits. For a reconciliation of adjusted EBITDA to net income attributable to Schlumberger on a GAAP basis, see Appendix A.

(2) Cash flow from operations was $4.651 billion. For a reconciliation of free cash flow to cash flow from operations, see Appendix A.

* Mark of Schlumberger.

Our Board Nominees (pages 13–19)



Peter Coleman
Former Chief Executive Officer
and Managing Director
Woodside Petroleum Ltd.



Patrick de La Chevardière
Former Chief Financial Officer
Total S.A.



Miguel Galuccio
Chairman and
Chief Executive Officer
Vista Oil & Gas



Olivier Le Peuch
Chief Executive Officer
Schlumberger



Samuel Leupold
Former Chief Executive Officer
Ørsted Wind Power A/S



Tatiana Mitrova
Fellow
SIPA Center on Global Energy Policy
Columbia University



Maria Moræus Hanssen
Former Deputy Chief Executive Officer
and COO
Wintershall Dea GmbH



Vanitha Narayanan
Former Chairman and
Managing Director
IBM India



Mark Papa
Former Chairman and
Chief Executive Officer
Centennial Resource Development



Jeff Sheets
Former EVP and
Chief Financial Officer
ConocoPhillips



Ulrich Spiesshofer
Former President and
Chief Executive Officer
ABB Ltd.

Governance Highlights (pages 20–25)

- ✓ Independent Chairman of the Board, separate from CEO
- ✓ No staggered board; all directors are elected annually
- ✓ Fully independent Audit, Compensation, and Nominating and Governance committees
- ✓ Newly formed New Energy and Innovation Committee, comprised solely of independent directors, to oversee our energy transition investments and other innovation
- ✓ Regular executive sessions of non-employee directors
- ✓ Majority vote standard for uncontested director elections
- ✓ Annual performance evaluations of Board, its committees, and individual directors
- ✓ 100% Board attendance in 2021
- ✓ Director nominees reflect the gender, racial and ethnic, cultural and geographical diversity of our global operations, as well as diverse experience, skills, and tenure
- ✓ Demonstrated commitment to Board refreshment
- ✓ Proactive stockholder engagement
- ✓ No hedging or pledging of our stock by executives or directors
- ✓ Robust director stock ownership guidelines (5x annual cash retainer) and executive stock ownership guidelines
- ✓ No lobbying or making financial or in-kind contributions to political parties or candidates
- ✓ Comprehensive risk assessment process designed to identify and manage enterprise-wide risks

Board Refreshment

Our Board of Directors (the "**Board**") is committed to thoughtful board refreshment and ongoing board succession planning. All of our director nominees joined the Board within the last five years, bringing diverse and evolving experience and leadership skills in areas that are strategically important to the Company. The chart below reflects some of the key skills and experience of the non-employee directors who joined the Board over the past three years, offering continuing expertise in our core industry and operations, while enhancing expertise in financial and capital management, sustainability, new energy, and digital technologies and transformation. For further information on each director nominee, see "Election of Directors" beginning on page 11 of this proxy statement.


2019
2020
2021

- **October 2019 —** Messrs. de La Chevardière and Sheets joined the Board, bringing energy industry, financial and capital management experience
- **October 2020 —** Ms. Moræus Hanssen joined the Board, adding operational and industry expertise, as well as experience addressing energy transition risks
- **April 2021 —** Mr. Leupold joined the Board, bringing experience in new energy technologies, sustainability, and decarbonization
- **July 2021 —** Mr. Coleman joined the Board, adding strategic planning, leadership, and industry operational expertise
- **October 2021 —** Ms. Narayanan joined the Board, bringing digital technology and leadership experience and significant knowledge of Asian markets
- **October 2021 —** Dr. Spiesshofer joined the Board, bringing digital transformation and industrial sector expertise

Leader in Global Diversity

Global Perspectives. The diversity of our workforce has long been one of Schlumberger's greatest strengths. Our employees represent more than 160 nationalities and have experience in more than 120 countries. We recognize that diversity and inclusion are not just the right thing to do—they are essential to attracting the best talent from around the world and enabling creativity and innovation to drive business success.

As a global company focused on creating value for our customers, we believe it is critical for our people to communicate with our customers in their native languages and to share the values of the people in the countries where we work. Furthermore, our diverse workforce positions us to effectively deliver services and products that meet the unique expectations and requirements of our stakeholders, including our customers, suppliers and stockholders. We have continued to maintain a workforce nationality mix aligned to the revenue derived from the countries in which we work, as reflected in the charts below.


13%
North America
15%
Latin America
2021
Nationality
Mix
39%
Middle
East and
Asia
33%
Europe,
CIS, Africa


1%
Others
19%
North America
19%
Latin America
2021
Revenue
Contribution
36%
Middle
East and Asia
25%
Europe,
CIS and Africa

In addition, our geographically diverse Board and 10-member executive team (as of December 31, 2021) collectively represented 15 nationalities across six continents, as reflected on the map below.



Gender. Gender balance is another important pillar of our diversity and inclusion strategy. We are committed to lead our industry in gender diversity and are on track to reach our interim milestone of having women comprise 25% of our salaried employee population by 2025. In 2021, we set our next milestone to continue our progress—for women to comprise 30% of our salaried employee population by 2030. This target includes executive roles and all other salaried positions.

As of December 31, 2021, women made up 30% of our executive team and approximately 22% of management-level roles. Approximately 18% of our total workforce and 23% of our salaried employee population were women at year-end 2021. Women also represented approximately 48% of our 2021 new hires for salaried roles with science, technology, engineering and mathematics (STEM) backgrounds. For the 2022 AGM, women represent 27% of our director nominees.

2021 WOMEN IN LEADERSHIP

27% Director Nominees

30% Executive Team

22% Management-Level Roles

48% New STEM Hires

Race and Ethnicity. As a truly global company with a rich legacy of national and cultural diversity, it is important that we do not limit our definitions of racial and ethnic diversity to the common classifications used in the United States, both for our executive team and for the Board. For further discussion regarding the racial and ethnic diversity of our Board, see “Election of Directors—Director Qualifications and Diversity” beginning on page 11 of this proxy statement.

2021 Executive Compensation Highlights (pages 30–64)

As more fully discussed in the "Compensation Discussion and Analysis" section of this proxy statement:

- **Redesigned LTI Program —** We redesigned our long-term incentive ("**LTI**") program to more closely align with our long-term strategy, publicly disclosed financial objectives, and total shareholder return ("**TSR**"). Under our 2021 LTI program, our named executive officers ("**NEOs**") received a mix of four types of grants, equally weighted at target performance:
  - **25% Absolute FCF Margin Performance Share Units ("PSUs")**: We replaced our previous free cash flow conversion rate metric, which was measured over a two-year period, with a metric that measures free cash flow margin over a three-year performance period.
  - **25% Relative TSR PSUs**: We introduced PSUs based on a three-year relative TSR metric as a new element of our LTI program, and we set the target performance goal above median at the 60th percentile.
  - **25% Relative ROCE PSUs**: We increased the rigor of the performance targets for our three-year ROCE (as defined below) metric by removing Weatherford from the ROCE comparator group, as Weatherford had underperformed the rest of the comparator group in recent years.
  - **25% Time-based RSUs:** We introduced three-year, time-based restricted stock units ("**RSUs**") as a new element of our LTI program, to promote stability and retention of our executive team.
- **NEO Cash Compensation Structure Unchanged —** We held base salaries flat for all NEOs, and we did not increase the target annual cash incentive opportunity, as a percentage of base pay, for any of our NEOs. We also continued to tie 70% of our NEOs' target annual cash incentive opportunity to full-year adjusted EBITDA and cash flow generation goals to ensure our executives were focused on profitable, sustainable growth.
- **CEO Compensation Program Unchanged —** The target value of our CEO's 2021 total direct compensation places him at approximately the 50th percentile among CEOs in our general industry peer group. We did not increase any element of our CEO's 2021 target total direct compensation as compared to 2020. For details regarding our CEO's compensation, see "Compensation Discussion and Analysis—CEO Pay Summary" on page 34.
- **ESG Objectives for All NEOs —** Every NEO had at least one strategic personal objective related to sustainability, new energy, or health, safety and environmental ("**HSE**") goals.

Below is a summary of some of our executive compensation best practices and policies.

WHAT WE DO

- ✓ ***At Risk Pay* —** A significant portion of our executives' compensation is at risk, based on a mix of absolute and relative financial metrics.
- ✓ ***Performance-Based Cash Incentive Awards* —** At least 70% of our executives' target annual cash incentive opportunity is based on achieving rigorous quantitative Company financial goals.
- ✓ ***Clawback Policy* —** Our compensation clawback policy and the terms of our LTI grants allow our Board to recover performance-based cash and equity awards in specified instances.
- ✓ ***Robust Stock Holding Requirements* —** Our CEO is required to own an amount of Schlumberger stock valued at six times (6x) his annual base salary; our EVPs must own at least three times (3x) their annual base salaries; and all other executive officers must own at least two times (2x) their annual base salaries.
- ✓ ***Mandatory Retention of Shares* —** Executives must retain 50% of the net shares they acquire upon the exercise of stock options and the vesting of PSUs and RSUs, until they achieve the required ownership level under our stock ownership guidelines.
- ✓ ***Annual Peer Compensation Review* —** We annually review all officer compensation opportunities against our peer groups.

WHAT WE DON'T DO

- ✗ No gross-ups on excise taxes.
- ✗ No repricing or exchanging options without stockholder approval.
- ✗ No hedging or pledging of Schlumberger stock by executive officers or directors.
- ✗ No LTI or annual cash incentive payouts if we fail to achieve pre-established minimum performance criteria.
- ✗ No excessive perquisites to our executive officers.
- ✗ No executive pension or insurance plans exclusively for executive officers.
- ✗ No change-in-control agreements, and no automatic acceleration of equity awards upon a change in control.
- ✗ PSUs and RSUs do not accrue or pay dividends or dividend equivalents or have voting rights prior to vesting.
- ✗ We do not dilute our stockholders with excessive employee equity grants. Our 2021 "burn rate," or stock awards granted as a percentage of common shares outstanding, was only 0.58%.

Forward-Looking Statements

This proxy statement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts made in this document are forward-looking. We use words such as anticipates, believes, expects, future, intends, and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain, and actual results or outcomes could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in our 2021 Annual Report on Form 10-K.

Forward-looking and other statements in this proxy statement regarding our environmental, social, governance ("**ESG**") and other sustainability plans and goals are not an indication that these statements are necessarily material to investors or required to be disclosed in our filings with the Securities and Exchange Commission ("**SEC**"). In addition, historical, current, and forward-looking ESG and sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

ITEM 1. Election of Directors

All of our directors are elected annually at our annual general meeting of stockholders. We recommend that you vote "FOR" each of the 11 director nominees, to be elected to serve until our 2023 AGM (or until their death, resignation or removal). Each of the nominees is currently a director.

Henri Seydoux will not stand for re-election at our annual general meeting of stockholders. Our Board extends gratitude to Mr. Seydoux for his 13 years of service as a member of the Board.

If any nominee is unable or unwilling to serve, the Board may designate a substitute nominee. If the Board designates a substitute nominee, proxies may be voted for that substitute nominee. The Board knows of no reason why any nominee would be unable or unwilling to serve if elected.

At the 2022 AGM, votes may not be cast for a greater number of persons than the number of director nominees named in this proxy statement. Shares represented by properly executed proxies will be voted, if authority to do so is not withheld, for the election of each of the 11 nominees named under "—Our Director Nominees" below.



The Board of Directors Recommends a Vote **FOR** Each Director Nominee.

Director Qualifications and Diversity

The Nominating and Governance Committee believes that director nominees should have the following characteristics:

- be persons of integrity and honesty,
- be able to exercise sound, mature and independent business judgment in the best interests of our stockholders as a whole,
- be recognized leaders in business or professional activity,
- have background and experience that will complement those of other Board members,
- be willing and able to actively participate in Board and committee meetings and related activities,
- be able to work professionally and effectively with other Board members and Schlumberger management,
- be available to remain on the Board long enough to make an effective contribution, and
- have no material relationship with competitors, customers or other third parties that could present realistic possibilities of conflicts of interest or legal issues.

In the judgment of the Board, all director nominees are able to execute their duties as members of the Board and to devote the necessary time and attention to the Company, as required by our Corporate Governance Guidelines. In addition, there are no family relationships among any executive officers and directors of the Company.

Board Diversity Policy

The Nominating and Governance Committee also supports the Company's diversity ambitions that its Board should reflect the gender, racial and ethnic, cultural and geographical diversity of our global operations. The Board seeks out women and nationally, racially and ethnically diverse candidates to include in the pool of qualified candidates from which potential director nominees are chosen. As reflected in the summary chart on page 13, our 11 director nominees represent ten nationalities across five continents, and three directors are women.

Race and Ethnicity

Given our multinational footprint and culture, we endeavor to have a global perspective on diversity, including racial and ethnic diversity. This perspective includes respecting local legal requirements regarding the tracking and use of personal data pertaining to under-represented populations. Certain countries have data privacy laws prohibiting the collection or disclosure of race and ethnicity classification data, reflecting historical concerns that such data could be used to foster, rather than eliminate, discrimination. In addition, local definitions of race and ethnicity and related classifications, as well as the definition of under-represented groups, vary from country to country.

As a result, U.S.-centric racial and ethnic classifications as used for EEO-1 data collection purposes are applicable only to our three directors who are U.S. citizens. For our U.S. directors, we provide on page 13 race and ethnicity disclosures based on classifications commonly used in the United States. For all other directors, we asked if they wished to voluntarily disclose their ethnic or racial background and, if so, how they self-identify based on the classifications most relevant to their home countries. We provide self-identifications for non-U.S. directors in the summary chart on page 13. In keeping with international data privacy laws, we have not included racial or ethnic information for director nominees who did not authorize disclosure.

Retirement Age

Under our Corporate Governance Guidelines, non-employee directors are eligible to be nominated or renominated to the Board up to their 70th birthday, and executive directors are eligible to be nominated or renominated up to their 65th birthday, after which directors may no longer be nominated or renominated to the Board. Our Board may waive this policy on a case-by-case basis on the recommendation of the Nominating and Governance Committee if it deems a waiver to be in the best interests of the Company.

Under the leadership of Mr. Papa, the Board's independent Chairman, the Board has undergone significant refreshment and transition over the past several years. As discussed above under "Proxy Executive Summary—Board Refreshment," five new directors joined the Board in 2020 and 2021, expanding our Board's overall expertise in the areas of sustainability, new energy, and digital technologies and transformation. In addition, the average tenure of our director nominees is approximately two years. In light of these circumstances, and in order to allow for effective onboarding of the Board's newest members, the Board waived the retirement age policy for Mr. Papa upon the recommendation of the Nominating and Governance Committee, because the Board believes that having Mr. Papa continue to serve as independent Chairman is in the best interests of our Company and our stockholders.

Summary of Director Nominee Skills and Characteristics

The chart on the following page summarizes the qualifications of our director nominees, including knowledge, skills, experiences and other attributes that the Board believes are relevant to their Board and committee service. Each director nominee possesses numerous other skills and experience not identified in the following chart, as further detailed in their biographies beginning on page 14 of this proxy statement. We believe our director nominees provide a well-rounded set of expertise to assist in effective oversight of Schlumberger management.

Summary of Director Nominee Skills and Characteristics

	Coleman	de La Chevardière	Galuccio	Le Peuch	Leupold	Mitrova	Moræus Hanssen	Narayanan	Papa	Sheets	Spiesshofer
Substantial Knowledge, Skills and Experience											
Current or former chief executive officer	✔		✔	✔	✔		✔		✔		✔
Energy industry and operations	✔	✔	✔	✔	✔	✔	✔		✔	✔	✔
Finance and accounting		✔	✔	✔						✔	
Science, technology and engineering	✔		✔	✔		✔	✔		✔		✔
Energy transition and sustainability	✔	✔	✔	✔	✔	✔	✔	✔	✔		✔
Digital innovation			✔	✔				✔			✔
Digital transformation				✔	✔			✔			✔
Information security								✔			
Strategy development & implementation	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
International business	✔	✔	✔	✔			✔	✔	✔	✔	✔
Risk management	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Economic modeling	✔					✔			✔	✔	✔
Health, safety and environmental	✔		✔	✔	✔		✔		✔		✔
Mergers and acquisitions	✔	✔	✔	✔			✔		✔	✔	✔
Academic relations	✔					✔		✔			✔
Government, regulatory & public policy	✔		✔			✔	✔	✔	✔		✔
Demographics											
Nationality											
Argentina			✔								
Australia	✔										
France		✔		✔							
Germany											✔
Israel						✔					
Norway							✔				
Russia						✔					
Switzerland					✔						✔
United Kingdom			✔								
United States								✔	✔	✔	
Racial and Ethnicity Characteristics for U.S. Directors											
Asian or Indian								✔			
Black or African American											
Hispanic or Latino											
Native American											
White or Caucasian									✔	✔	
Non-U.S. Directors Electing to Self-Identify Racial or Ethnicity Characteristics											
White or Caucasian	✔	✔					✔				
Two or More Races or Ethnicities						✔					
Gender	M	M	M	M	M	F	F	F	M	M	M
Other Attributes											
Independence	✔	✔			✔	✔	✔	✔	✔	✔	✔
Tenure (in ~ years as of 2022 AGM)	<1	2	5	2	1	3	1	<1	3	2	<1

Our Director Nominees

The nominees for election to the Board, together with information regarding each nominee's qualifications, are set forth below.

Peter Coleman, Independent Director



Former CEO and Managing Director, Woodside Petroleum Ltd.

Director since **2021**

Age: **61**

Other Current Public Boards
- None

Former Public Directorships Held During the Past Five Years
- Woodside Petroleum Ltd.

Nationality
Australia

Board Committees
- Nominating and Governance
- Finance

Other Experience and Education
- MBA, Deakin University
- Bachelor of Engineering, Monash University
- Chair of the Australia-Korea Foundation

PETER COLEMAN is the former Chief Executive Officer, Executive Director and Managing Director of Woodside Petroleum Ltd., Australia's largest independent gas producer, having served in that role from 2011 until his retirement in June 2021. Prior to joining Woodside, Mr. Coleman spent 27 years with the ExxonMobil group in a variety of roles, including Vice President Asia Pacific from 2010 to 2011 and Vice President Americas from 2008 to 2010. Since 2012, he has been an adjunct professor of corporate strategy at the University of Western Australia Business School. He has also served as chairman of the board of Infinite Blue Energy, an Australian green hydrogen renewable energy company, since August 2021.

Relevant Skills and Expertise

Mr. Coleman brings to the Board decades of experience in the oil and gas industry, including as the former CEO and Chairman of Australia's largest independent gas producer. The Board benefits from his expertise in strategic planning, as well as his extensive business experience in Australia and Asia, regions that are strategically important to the Company's operations.

Patrick de La Chevardière, Independent Director



Former Chief Financial Officer, Total S.A.

Director since **2019**

Age: **64**

Other Current Public Boards
- Michelin (Compagnie Générale des Établissements Michelin SCA)

Former Public Directorships Held During the Past Five Years
- None

Nationality
France

Board Committees
- Audit, Chair
- Finance

Other Experience and Education
- Experienced director of several French-based public companies
- Diplôme d'Ingénieur, an engineering degree, École Centrale de Paris

PATRICK DE LA CHEVARDIÈRE is the former Chief Financial Officer of Total S.A., a French multinational integrated oil and gas company. He served as Total's CFO and as a member of its executive committee from 2008 until his retirement in August 2019. Prior to that, he served in a variety of finance and operational roles with Total over his 37-year career, including as Deputy Chief Financial Officer from 2003 to 2008, Vice President, Asia for Refining & Marketing from 2000 to 2003, and Vice President, Operations and Subsidiaries from 1995 to 2000. Since June 2020, Mr. de La Chevardière has also served as a member and chairman of the audit committee of the supervisory board of Michelin, a French multinational tire manufacturer. He also previously served on the boards of directors of two other French-based public companies, Sanofi-Aventis and Compagnie Générale de Géophysique.

Relevant Skills and Expertise

Mr. de La Chevardière brings to the Board financial and industry experience as a former CFO of a large multinational oil and gas company. The Board benefits from his customer-focused perspective on the oilfield services industry, and from his experience across the entire oil and gas value chain, from exploration, operations, production, trading and marketing to refining and new energies.

Miguel Galuccio, Non-Executive Director



Chairman and Chief Executive Officer, Vista Oil & Gas

Director since **2017**

Age: **53**

Other Current Public Boards
- Vista Oil & Gas

Former Public Directorships Held During the Past Five Years
- None

Nationality
Argentina and United Kingdom

Board Committees
- Finance, Chair

Other Experience and Education
- Bachelor of Science in Petroleum Engineering, Instituto Tecnológico de Buenos Aires
- Schlumberger training and expertise
- Latin America energy policy expertise

MIGUEL GALUCCIO is the Chairman and Chief Executive Officer of Vista Oil & Gas, an oil and gas company incorporated in Mexico, and has held that position since July 2017. From 2012 to 2016, he was the Chairman and Chief Executive Officer of YPF, Argentina's national oil company. From 1999 to 2012, he was an employee of Schlumberger and held a number of international positions, his last being President, Schlumberger Production Management. Prior to his employment at Schlumberger, he served in various executive positions at YPF and its subsidiaries from 1994 to 1999, including YPF International.

Relevant Skills and Expertise

Mr. Galuccio brings to the Board leadership and operational expertise from his experience as former chairman and chief executive officer of Argentina's national oil company, which under his leadership became the world's largest producer of shale oil outside of North America. He has valuable insight into the domestic and international energy policies of Argentina, Mexico, Venezuela and Ecuador, as well as extensive experience negotiating with Schlumberger customers in Latin America, Russia and China. He also remains active in the oil and gas exploration and production industry as a chief executive officer of an oil and gas company.

Olivier Le Peuch, Schlumberger Chief Executive Officer



Chief Executive Officer, Schlumberger Limited

Director since **2019**

Age: **58**

Other Current Public Boards
- None

Former Public Directorships Held During the Past Five Years
- None

Nationality
France

Board Committees
- None

Other Experience and Education
- Master's Degree in Microelectronics, Bordeaux University of Science
- Schlumberger training and expertise

OLIVIER LE PEUCH has been the Chief Executive Officer and a director of Schlumberger since August 2019. He was the Company's Chief Operating Officer from February 2019 to July 2019. Prior to that, he served in a variety of global management positions, including Executive Vice President, Reservoir and Infrastructure from May 2018 to February 2019, President of the Cameron Group from February 2017 to May 2018, President of Schlumberger Completions from 2014 to January 2017, and Vice President of Engineering, Manufacturing and Sustaining from 2010 to 2014. Earlier in his career, Mr. Le Peuch was GeoMarket Manager for the North Sea and President of Software Integrated Solutions. He has been with the Company since 1987 and began his career as an electrical engineer.

Relevant Skills and Expertise

Mr. Le Peuch brings to the Board a unique operational perspective and thorough knowledge of the Company's operational activities worldwide as a result of his service in various global leadership positions in the Company. The Board believes that Mr. Le Peuch's service as the Company's Chief Executive Officer is an important link between management and the Board, enabling the Board to perform its oversight function with the benefit of his perspectives on the Company's business and operations.

Samuel Leupold, Independent Director



Former Chief Executive Officer, Ørsted Wind Power A/S

Director since **2021**

Age: **51**

Other Current Public Boards
- Enel SpA

Former Public Directorships Held During the Past Five Years
- None

Nationality
Switzerland

Board Committees
- Audit
- Finance
- New Energy and Innovation

Other Experience and Education
- Master's Degree in Mechanical Engineering, Swiss Federal Institute of Technology (Zurich)
- MBA, INSEAD (Fontainebleau)
- Energy transition and sustainability expertise

SAMUEL LEUPOLD is the former chief executive officer of Ørsted Wind Power A/S, the principal subsidiary of Ørsted AS, a Danish renewable energy company, where he led Ørsted Wind Power to become the world's leading developer, operator and owner of offshore wind assets during his tenure from 2013 to March 2018. Since May 2019, Mr. Leupold has served as an independent senior advisor supporting international clients in the energy and infrastructure sectors through his consultancy firm, Leupold Advisory. In addition, since May 2020, Leupold has been an independent non-executive member of the board at Enel SpA, one of Europe's largest utilities focused on sustainability and the energy transition.

Relevant Skills and Expertise

Mr. Leupold brings to the Board operational experience as the former chief executive officer of a renewable energy company, as well as significant experience in energy transition and sustainability. The Board benefits from his expertise on these issues as the Company seeks to implement its net-zero ambition and its strategy to deploy sustainable technologies to provide access to energy for the benefit of all.

Tatiana Mitrova, Independent Director



Fellow, Center on Global Energy Policy, School of International and Public Affairs at Columbia University

Director since **2018**

Age: **47**

Other Current Public Boards
- PAO Novatek

Former Public Directorships Held During the Past Five Years
- Unipro PJSC

Nationality
Russia and Israel

Board Committees
- Audit
- Finance
- New Energy and Innovation

Other Experience and Education
- PhD in Economics, Moscow State University
- Senior Visiting Research Fellow at Oxford Institute for Energy Studies

TATIANA MITROVA has served as a fellow at the Center on Global Energy Policy at the School of International and Public Affairs at Columbia University since May 2016. From February 2017 to December 2020, she served as Executive Director of the Energy Centre of the Moscow School of Management SKOLKOVO, a graduate business school, where she continues to serve as a professor. She has also been the Head of Research in the Oil and Gas Department in the Energy Research Institute of the Russian Academy of Sciences since 2011; a visiting professor at the Paris School of International Affairs, part of the Paris Institute of Political Studies, since 2014; and an assistant professor at the Gubkin Russian State University of Oil and Gas since 2008. Dr. Mitrova was a Visiting Researcher at the King Abdullah Petroleum Studies and Research Center from 2016 to April 2017. Dr. Mitrova has been a member of the board of directors of PAO Novatek, a Russian independent natural gas producer, since April 2020, and is chairman of its strategy committee and a member of its audit and compensation and nomination committees. She was previously a member of the board of directors of Unipro PJSC from 2014 to December 2017.

Relevant Skills and Expertise

Dr. Mitrova brings to the Board valuable expertise regarding energy market dynamics and the various factors affecting supply and demand for Schlumberger's products and services, as well as expertise relating to sustainability, decarbonization and the new energy economy. The Board values Dr. Mitrova's knowledge of Russian and Central Asian energy markets, as well as her ties to the academic community. Her global economic perspective provides insight into emerging markets and trends, and is useful for the development of the Company's global business strategy.

Maria Moræus Hanssen, Independent Director



Former Deputy Chief Executive Officer and Chief Operating Officer, Wintershall Dea GmbH

Director since **2020**

Age: **57**

Other Current Public Boards

- Alfa Laval AB
- Scatec Solar ASA

Former Public Directorships Held During the Past Five Years

- Yara International ASA

Nationality

Norway

Board Committees

- New Energy and Innovation, Chair
- Compensation
- Nominating and Governance

Other Experience and Education

- Former CEO of multiple E&P companies
- Master's Degrees in Petroleum Engineering, Norwegian University of Science and Technology, and Petroleum Economics and Management, IFP School

MARIA MORÆUS HANSSEN is the former Deputy CEO and Chief Operating Officer of Wintershall Dea GmbH, a German-based oil and gas producer, having served in that role from May 2019 to December 2019 following the merger between DEA Deutsche Erdoel AG (DEA) and Wintershall Holding GmbH. Prior to that, she served as CEO of DEA and chair of its management board from January 2018 until April 2019. Before joining DEA, she served as CEO of ENGIE E&P International SA and Head of the E&P Business Unit for the ENGIE Group in Paris from 2015 to December 2017. Ms. Moræus Hanssen served in various management and operations roles at Aker from 2008 to 2013, Statoil (now Equinor) from 2007 to 2008, and Norsk Hydro from 1992 to 2007. She has served on the boards of Scandinavian public companies Alfa Laval AB since April 2019 and Scatec Solar ASA since April 2020, and also serves in director and chair roles on various private company, municipal and non-profit boards. She previously served as deputy chairman and audit committee chair of Yara International from 2015 to May 2019.

Relevant Skills and Expertise

Ms. Moræus Hanssen brings to the Board leadership and operational expertise as the former CEO of several European E&P companies. The Board values her insight into the domestic and international energy policies of Norway, Germany, France and other countries that are strategically important to Schlumberger, as well as her experience addressing risks related to the energy transition.

Vanitha Narayanan, Independent Director



Former Chairman and Managing Director, IBM India

Director since **2021**

Age: **62**

Other Current Public Boards

- ReNew Power
- HCL Technologies

Former Public Directorships Held During the Past Five Years

- None

Nationality

United States of America

Board Committees

- Compensation
- Nominating and Governance

Other Experience and Education

- MBA, University of Houston
- First woman chairperson of American Chamber of Commerce in India (AMCHAM India)

VANITHA NARAYANAN is the former Chairman and Managing Director of IBM India, a subsidiary of IBM, a multinational technology corporation. Over her career spanning three decades at IBM, she held senior executive positions with responsibility for digital businesses in the United States, Asia-Pacific and India regions, including as Chairman of IBM India from January 2017 to March 2018 and Managing Director from 2013 to 2016. During her tenure, IBM India was one of IBM's fastest-growing growth markets. Most recently, Ms. Narayanan served as Managing Director for a strategic telecommunications client of IBM's from April 2018 until her retirement in 2020, leading a strategic 5G business partnership. Since August 2020, she has served as a director of ReNew Power, one of the largest renewable power companies in India, where she serves as a member of the audit committee. She has also been a director of HCL Technologies since July 2021, where she serves as a member of the nominating and remuneration committee.

Relevant Skills and Expertise

Ms. Narayanan brings to the Board a wealth of global leadership and technology experience, particularly in the Asia-Pacific and India geographies. The Board values Ms. Narayanan's digital expertise leading global technology businesses, as the Company continues to implement its digital strategy.

Mark Papa,
Independent Chairman of the Schlumberger Board



Former Chairman and CEO, Centennial Resource Development

Director since **2018**

Age: **75**

Other Current Public Boards
- None

Former Public Directorships Held During the Past Five Years
- Centennial Resource Development, Inc.
- Oil States International

Nationality
United States of America

Board Committees
- Nominating and Governance, Chair

Other Experience and Education
- Former chairman and CEO of two public oil and gas companies
- MBA, University of Houston
- Bachelor of Science in Petroleum Engineering, University of Pittsburgh
- North American energy industry pioneer

MARK PAPA is the former Chief Executive Officer and Chairman of the Board of Centennial Resource Development, Inc., an independent oil and natural gas producer, having served in that role from 2016 until his retirement in March 2020. From 2015 to December 2019, Mr. Papa served as an advisor to Riverstone Holdings, a private equity firm specializing in energy investments. Prior to that, Mr. Papa was Chairman and CEO of EOG Resources, an independent oil and gas company, from 1999 to 2013, and he served as a member of EOG's board of directors from 1999 until 2014. He worked at EOG for 32 years in various management positions. Mr. Papa also served on the board of Oil States International, an international field services company, from 2001 to August 2018.

Relevant Skills and Expertise

Mr. Papa brings decades of experience in the oil and gas industry and a unique insight into the North American market. He is a pioneer in the U.S. shale oil industry and built EOG Resources into one of the most profitable U.S. shale companies. He provides the Board with key insights on the U.S. shale market and Schlumberger's customers in North America. He also brings extensive leadership experience to the Board through his experience as CEO and chairman of multiple public companies. Mr. Papa has been involved in succession planning, compensation, employee management and the evaluation of acquisition opportunities, and provides the Board with valuable insight regarding the challenges and opportunities facing Schlumberger in these areas.

Jeff Sheets,
Independent Director



Former EVP and Chief Financial Officer, ConocoPhillips

Director since **2019**

Age: **64**

Other Current Public Boards
- Enerplus Corporation
- Westlake Chemical Corporation

Former Public Directorships Held During the Past Five Years
- None

Nationality
United States of America

Board Committees
- Compensation, Chair
- Audit

Other Experience and Education
- MBA, University of Houston
- Bachelor of Science in Chemical Engineering, Missouri University of Science and Technology

JEFF SHEETS is the former EVP and Chief Financial Officer of ConocoPhillips Company, a public international oil and gas company, having served in that role from 2010 until his retirement in 2016. Prior to that, Mr. Sheets served at ConocoPhillips and its predecessor companies for more than 36 years in a variety of finance, engineering and strategic planning roles. Since December 2017, Mr. Sheets has served on the board of directors of Enerplus Corporation, a Canadian oil and gas company, where he chairs the audit and risk management committee and is a member of the compensation committee. He also has served since January 2018 on the board of directors of Westlake Chemical Corporation, an international manufacturer and supplier of petrochemicals and related products, where he chairs the nominating and governance committee and is a member of the audit, compensation and corporate risk committees. Mr. Sheets is a member of the Board of Trustees at the Missouri University of Science and Technology.

Relevant Skills and Expertise

Mr. Sheets brings to the Board financial and operational expertise as a former chief financial officer of a large upstream oil and gas company. The Board benefits from Mr. Sheets' expertise in developing and implementing corporate strategy in the oil and gas industry, as well as his significant finance, capital management and allocation, and mergers and acquisitions experience.

Ulrich Spiesshofer, Independent Director



Former President and CEO, ABB Ltd.

Director since **2021**

Age: **57**

Other Current Public Boards
- Infineon Technologies

Former Public Directorships Held During the Past Five Years
- None

Nationality
Switzerland and Germany

Board Committees
- Compensation
- New Energy and Innovation

Other Experience and Education
- PhD in Economics, Universität Stuttgart
- Master's Degree in Management and Engineering, Universität Stuttgart
- Digital transformation, restructuring and portfolio management expertise

ULRICH SPIESSHOFER is the former president and Chief Executive Officer of ABB Ltd., a multinational technology-focused corporation, having served in that role from 2013 to April 2019 and as an executive committee member of ABB from 2005 to April 2019. Under Dr. Spiesshofer's leadership, ABB transformed into a global leader in digital industries and a respected technology company at the nexus of industrial products and services, robotics and software. Since June 2020, he has served as a senior advisor at The Blackstone Group L.P. (Blackstone), and in this capacity he has chaired the advisory board of Schenck Process since May 2021, has served as a director of TDI-USA Holdings LLC since December 2021, and has been named chair of the advisory board of Sabre Industries, all Blackstone portfolio companies. He has also served as a director of Infineon Technologies since February 2020, where he chairs the strategy and technology committee.

Relevant Skills and Expertise

Dr. Spiesshofer brings to the Board more than 30 years of global leadership experience in industries ranging from oil and gas to power and electrification to automation and digitalization. The Board values his industrial sector expertise and his business transformation experience leveraging digital technologies, products and services.

Corporate Governance

We are committed to strong corporate governance, which we believe is critical to achieving our performance goals and to maintaining the trust and confidence of our stakeholders. Our governance practices include:

- ✓ Independent Chairman of the Board, separate from CEO
- ✓ No staggered board; all directors are elected annually
- ✓ Fully independent Audit, Compensation, and Nominating and Governance committees
- ✓ Newly formed New Energy and Innovation Committee, comprised solely of independent directors, to oversee our energy transition investments and other innovation
- ✓ Regular executive sessions of non-employee directors
- ✓ Majority vote standard for uncontested director elections
- ✓ Annual performance evaluations of Board, its committees, and individual directors
- ✓ 100% Board attendance in 2021
- ✓ Director nominees reflect the gender, racial and ethnic, cultural and geographical diversity of our global operations, as well as diverse experience, skills, and tenure
- ✓ Demonstrated commitment to Board refreshment
- ✓ Proactive stockholder engagement
- ✓ No hedging or pledging of our stock by executives or directors
- ✓ Robust director stock ownership guidelines (5x annual cash retainer) and executive stock ownership guidelines
- ✓ No lobbying or making financial or in-kind contributions to political parties or candidates
- ✓ Comprehensive risk assessment process designed to identify and manage enterprise-wide risks

Proactive Stockholder Engagement

Our relationship and on-going dialogue with our stockholders are important parts of our Board's corporate governance commitment. Our investor relations, sustainability, legal and human resources teams engage with stockholders throughout the year to seek their views on key matters, and then inform our Board and management about the issues and emerging governance trends that our stockholders tell us matter most to them. The chairs of our Compensation and Nominating and Governance committees also participate in our engagement efforts when requested. These engagements routinely cover executive compensation, corporate governance, company strategy and performance, sustainability, human rights and other current and emerging issues.

We typically reach out to our largest institutional stockholders at least annually. We then report the feedback we receive to our Board and its relevant committees, allowing the Board to better understand our stockholders' priorities and perspectives. In addition, we may engage with our large institutional stockholders at other times in the year when we believe that there are appropriate topics to discuss. For detail on our engagement with our stockholders in advance of the 2021 AGM, see "Compensation Discussion and Analysis—Framework for Setting 2021 Executive Compensation—Responsiveness to Stockholder Feedback" beginning on page 36 of this proxy statement.

2021 STOCKHOLDER ENGAGEMENT FACTS

- Participated in **17 sell-side** investor conferences
- Held more than **400 buy-side** investor meetings (primarily virtual) across more than **250 investor firms**

Independent Chairman of the Board

One of the Board's key responsibilities is to evaluate and determine an appropriate board leadership structure to provide for independent oversight of management. The Board believes that there is no single, generally accepted board leadership structure that is appropriate for all companies, and that the right structure may vary for a single company as circumstances change. As a result, our independent directors, upon the recommendation of the Nominating and Governance Committee, consider the Board's leadership structure at least annually.

Since 2019, our independent directors have separated the roles of CEO and Chairman of the Board, to allow our CEO to focus on leading the Company's complex international business operations, while the Chairman provides the Board experienced and independent leadership. Mr. Papa currently serves as independent Chairman of the Board, and in that role, sets the agenda for and leads all Board meetings and all executive sessions of the non-employee directors.

In considering its leadership structure, the Board also took into account that Schlumberger's current governance practices provide for strong independent leadership, active participation by our independent directors and independent evaluation of, and communication with, many members of senior management. The Board believes that its risk oversight programs would be effective under a variety of board leadership frameworks and therefore do not materially affect the Board's choice of leadership structure.

Board Oversight of Risk Management

The Board and its committees are actively involved in overseeing risk management for Schlumberger. The full Board routinely assesses the Company's major risks and options for mitigation, in order to promote our stockholders' and other stakeholders' interests in Schlumberger's long-term health, financial strength, and overall success. We believe that our Board composition provides the Company with robust and well-rounded experience to assist in effective oversight of Schlumberger management, as discussed on pages 12-13 of this proxy statement. In addition, the Board delegates to its committees responsibility for overseeing certain types of risk, as reflected in the chart below, and the committees in turn report regularly to the Board on activities in their respective areas of oversight.

Board of Directors

- The full Board oversees assessment of major risks facing the Company, determining the extent to which such risks are applicable and, to the extent the Board deems it appropriate, evaluating options for their mitigation. The risks that the Board routinely considers relate to operational, financial, geopolitical, strategic, regulatory, competitive, and climate-related risks.
- The full Board oversees risk management by the CEO and our senior management team, by reviewing major financial objectives, critical strategies, and long-term plans, including major allocations of capital, significant proposed business acquisitions and divestitures, operating performance, sustainability, and stockholder returns.

Audit Committee

- Financial reporting and internal controls
- Major financial risk exposures
- Cybersecurity risks
- Finance-related compliance allegations
- Independent audit and internal audit

Compensation Committee

- Compensation philosophy and policy, including addressing:
  - Pay-for-performance linkage and alignment to stockholder interests
  - Retention risk
  - Management succession

Nominating and Governance Committee

- Ethics and compliance risks, including trade compliance, anti-bribery, anti-money laundering, and human rights, and related allegations
- Related person transactions
- Board refreshment and succession
- Sustainability program, including acute and chronic climate risks
- Progress toward our net-zero ambition

Finance Committee

- Pension liabilities
- Currency management, including non-U.S. currency fluctuation
- Financial risks related to M&A and strategic transactions
- Appropriate leverage and related commitments, including climate-related funding

New Energy and Innovation Committee

- Risks and opportunities of new energy markets for possible investment

Senior Management

Day-to-day responsibility for:

- identifying, assessing, monitoring, and managing the major risks to the Company through our enterprise risk management operational process;
- implementing effective risk mitigation measures, response plans and controls; and
- integrating risk analysis into business decisions and performance objectives.

Our senior management team has developed a comprehensive strategic planning and enterprise risk management ("**ERM**") process for identifying, assessing and managing risk. Through this process, we identify key risks through an annual corporate-level risk mapping exercise, which involves the CEO and other members of senior management, along with a bottom-up operational (field-level) risk assessment by the Company's various geographies, businesses and functions. In 2021, the process also included a third-party assessment by an internationally recognized accounting firm, external risk surveys, and facilitated workshops with Schlumberger executives. Our executive leadership team and its ERM and Disclosure Committee report directly to our CEO and to the Board, and annually present to the Board a comprehensive report on risk identification, response and mitigation strategies.

Board Oversight of Sustainability

As a leading energy services company, we are committed to being at the forefront of our industry's shift toward more sustainable energy production—challenging not only ourselves, but also our customers, suppliers, and peers to partner on delivering measurable social and environmental progress. This translates into making measurable strides to accelerate innovation in energy transition and achieving these goals in a way that contributes to energy access and economic development with both a global and local lens.

As part of this commitment, the Board and its committees oversee the performance and management of various environmental, social and other sustainability issues, including our energy transition strategy, emissions reduction targets, climate change, sustainability reporting, workforce health and safety, human rights, and ethics and compliance. For example:

- The Board oversees the Company's long- and short-term strategy, including the launch of our Transition Technology and emissions monitoring portfolios, which focus on decarbonizing our core businesses, as well as our new energy investments in low-carbon and carbon-neutral energy technologies. In addition, the full Board oversaw the decision to establish our comprehensive 2050 net-zero commitment inclusive of Scope 3 emissions, together with interim Scope 1, 2 and 3 emissions reduction milestones.
- The Board also oversees the Company's ERM process, as discussed on the previous page under "—Board Oversight of Risk Management", and reviews major risks facing the Company, including acute and chronic climate risks and energy transition risks. We take a data-centric, scenario-based approach to managing climate and transition risk, and we use both the Task Force on Climate-Related Financial Disclosures (TCFD) recommendations and Sustainability Accounting Standards Board (SASB) standards as disclosure frameworks and methodology guides.
- The Nominating and Governance Committee oversees our sustainability programs, initiatives and activities, and receives quarterly updates from senior management on the progress we are making toward a low-carbon future. This committee also monitors and reviews the effectiveness of the Company's Ethics and Compliance program, including our code of conduct and all significant compliance allegations.
- The New Energy and Innovation Committee—newly formed in 2021—evaluates our Schlumberger New Energy and Transition Technology investments and the sustainability impacts of growth opportunities.
- The Board's other committees oversee sustainability-related topics within their respective areas of responsibility, such as incorporation of sustainability and diversity metrics into our incentive compensation programs (Compensation), the conduct of sustainability-related reviews by our internal audit team (Audit), and the development of our sustainable finance strategy, including financial instruments with rates linked to climate commitments (Finance).

Our line management is directly responsible for the management and mitigation of the environmental impact of our operations, with our environmental management systems and standards being the responsibility of our Vice President of HSE, and our global sustainability strategy being the responsibility of our Vice President of Sustainability. For details about our environmental management standard and how we manage environmental risk, see our annual Sustainability Report, available at ***https://www.slb.com/sustainability/reports.html***.

Director Independence

Our Corporate Governance Guidelines provide that at least a majority of the Board must consist of independent directors, in accordance with the New York Stock Exchange ("**NYSE**") listing standards. In addition, our Board has adopted director independence standards that meet or exceed the independence requirements in the NYSE listing standards, and which can be found in our Corporate Governance Guidelines.

Based on the review and recommendation by the Nominating and Governance Committee, the Board has determined that each director nominee listed above under "Election of Directors—Our Director Nominees" is "independent" under NYSE listing standards and our director independence standards, except for Mr. Le Peuch, who is our CEO and therefore does not qualify as independent, and Mr. Galuccio. The Board has also determined that each member of the Audit Committee meets the heightened independence standards required for audit committee members under NYSE listing standards and the rules of the SEC and that each member of the Compensation Committee meets the heightened independence standards for compensation committee members under NYSE listing standards. Additionally, Mr. Seydoux, who is not standing for reelection, is independent, and former directors Lubna Olayan and Leo Rafael Reif, who served on the board until April 2021, were independent during the period they served on our Board.

Our Board's independence determinations included a review of transactions that occurred since the beginning of 2019 with entities associated with our directors or members of their immediate family. In making its independence determinations, the Board considered that all our independent directors serve as directors, trustees, outside consultants or advisory board members at companies and universities that have had commercial business relationships with the Company. All such relationships involved ordinary course commercial transactions with the Company that were less than the greater of $1 million or 1% of the other entity's annual revenues during 2021, 2020 and 2019; except for transactions with Enerplus, where Mr. Sheets serves as a director, which involved ordinary course commercial transactions with the Company that were less than 2% of Enerplus' annual revenues during those three years.

The Board also considered that the Company made charitable contributions in the form of educational grants and sponsored research to certain academic and other institutions with which some of our directors are affiliated. Except for contributions to the Moscow School of Management SKOLKOVO, these charitable contributions were less than $120,000 per year. Our contributions to the Moscow School of Management SKOLKOVO, where Dr. Mitrova serves as a professor, were $500,000 annually for 2021, 2020 and 2019. No director received any personal benefit from any such charitable contributions.

Board and Committee Evaluations

Each year, the Board and its committees conduct rigorous self-evaluations in order to assess the overall functioning, performance and effectiveness of the Board, its committees, and the individual non-employee directors. The Nominating and Governance Committee oversees this annual evaluation process. From time to time, these evaluations may be conducted using a third-party facilitator.

Initiate Evaluation Process	Collect Evaluation Data	Discuss Findings	Implement Feedback
Upon the instruction of the Nominating and Governance Committee, self-assessment questionnaires are distributed to the full Board, each committee, and each director individually. The questionnaires seek anonymous, candid feedback from our directors on a variety of topics, including board composition and culture, committee effectiveness, strategic planning, risk management, peer evaluation, and succession planning.	After all directors have completed the written questionnaires, their responses are aggregated into summary reports for the Board, each of its committees, and the chair of the Nominating and Governance Committee. In 2021, all questionnaires were distributed and responses collected through a third-party platform. Periodically, the Nominating and Governance Committee has also used a third-party facilitator to conduct one-on-one interviews with Board members as part of this annual evaluation process.	Each October, findings from the evaluation process are reviewed and discussed in executive session at each quarterly committee meeting and the full Board meeting. Based on these discussions, the directors may recommend improvements to the Board's structure, processes, policies, or composition, or other changes. In addition, the chair of the Nominating and Governance Committee may provide one-on-one feedback to individual directors as appropriate.	Finally, the Board, its committees, and (where appropriate) management work to implement the feedback from this evaluation process to improve Board performance and effectiveness. Following this process, the Nominating and Governance Committee annually reviews, and makes recommendations to the Board regarding, its process for evaluating the effectiveness of the Board, its committees and each individual director.

Some examples of feedback implemented based on past Board evaluations processes include:

- expanding the Board's expertise in the areas of financial and capital management, sustainability, new energy, and digital technologies and transformation, as discussed above under "Proxy Executive Summary—Board Refreshment";
- retiring our former Science and Technology Committee, and launching our New Energy and Innovation Committee focused on identifying areas for growth in our new energy businesses, our emissions-reducing Transition Technologies portfolio, and our early stage investment and research and development programs; and
- conducting cybersecurity training for the Audit Committee in January 2022.

Director Orientation and Education

Our director orientation and continuing education programs are designed to support our directors in fulfilling their responsibilities as members of the Board. First, all new directors participate in Schlumberger's director orientation program, to familiarize themselves with our business and operations, financial and performance strategies, controls and compliance systems, sustainability and HSE commitments, and industry dynamics. New directors also attend trainings with members of senior management focused on financial, industry- and committee-specific topics, as well as facility and well-site visits. For new and incumbent directors, regular continuing education programs help our Board stay current on industry, corporate governance, risk management, cybersecurity, and other developments relevant to their work as directors. These programs may include presentations from Schlumberger management or in-depth trainings developed by outside experts, as appropriate.

Process for Selecting New Directors

The Nominating and Governance Committee assists the Board in identifying qualified individuals to join as new members. The Board seeks out individuals whose background, experience and skills complement those of other Board members. As a result, in evaluating potential nominees, the Committee takes into consideration the Board's current composition, the potential nominee's ability to contribute to the Board's diversity, the Company's existing and anticipated business needs, and the general qualifications of the potential nominees, as discussed above under "Election of Directors—Director Qualifications and Diversity."

The Nominating and Governance Committee also recommends to the Board the number and names of persons to be proposed by the Board for election as directors at our AGM. In obtaining the names of possible director nominees, the Nominating and Governance Committee makes its own inquiries and receives suggestions from other directors and management. Consideration of new Board candidates typically involves a series of internal discussions, review of information regarding potential candidates, and interviews with selected candidates.

From time to time, the Nominating and Governance Committee retains executive search and board advisory consulting firms to assist in identifying and evaluating potential nominees. To further our diversity policy, we request that any such firms retained by us include women and nationally, racially and ethnically diverse candidates in the proposals they present to us. During 2021, the Nominating and Governance Committee, with the assistance of an executive search firm, evaluated a number of potential candidates and recommended each of Ms. Narayanan, Messrs. Coleman and Leupold, and Dr. Spiesshofer as Board members.

The Nominating and Governance Committee will also consider nominees recommended by stockholders who meet the eligibility requirements for submitting stockholder proposals for inclusion in the next proxy statement and submit their recommendations in writing to: Chair, Nominating and Governance Committee, c/o Secretary, Schlumberger Limited, 5599 San Felipe, 17th Floor, Houston, Texas 77056. Such recommendations must be submitted by the deadline for stockholder proposals referred to under "Other Information—2023 Annual General Meeting of Stockholders" on page 70 of this proxy statement. Unsolicited recommendations must contain all of the information that would be required in a proxy statement soliciting proxies for the election of the candidate as a director, a description of all direct or indirect arrangements or understandings between the recommending security holder and the candidate, all other companies to which the candidate is being recommended as a nominee for director, and a signed consent of the candidate to cooperate with reasonable background checks and personal interviews, and to serve as a member of our Board, if elected.

Board Committees

The Board has five standing committees: Audit, Compensation, Nominating and Governance, Finance, and New Energy and Innovation. Each member of the Audit, Compensation and Nominating and Governance committees meets the independence and other requirements of the NYSE listing standards and SEC rules (including the heightened requirements that apply to audit or compensation committee members, as applicable). In addition, each member of the Audit Committee is financially literate, and each of Messrs. de La Chevardière and Sheets qualifies as an "audit committee financial expert" under applicable SEC rules.

The Nominating and Governance Committee nominates for Board approval directors to serve on and chair the Board's committees. The following table reflects the membership of the Board's standing committees as of February 1, 2022.

Name of Director	Audit Committee	Compensation Committee	Nominating and Governance Committee	Finance Committee	New Energy and Innovation Committee
Peter Coleman			●	●	
Patrick de La Chevardière	Chair			●	
Miguel Galuccio				Chair	
Samuel Leupold	●			●	●
Tatiana Mitrova	●			●	●
Maria Moræus Hanssen		●	●		Chair
Vanitha Narayanan		●	●		
Mark Papa*			Chair		
Henri Seydoux(1)		●	●		●
Jeff Sheets	●	Chair			
Ulrich Spiesshofer		●			●

* Independent Chairman of the Board.

(1) Not standing for reelection.

Each committee operates under a written charter that sets forth the purposes, responsibilities and membership requirements of that committee. Each committee reviews the adequacy of its charter at least annually and recommends changes to the Board for approval. All committees also report regularly to the Board with respect to their activities. Committee charters are available on the Company's website at ***https://www.slb.com/who-we-are/corporate-governance/***.

Board Attendance

During 2021, the Board held four regular meetings, each including an executive session of non-employee directors led by the Board's independent Chairman. In addition, the Board's committees held 23 meetings in 2021, which included five Audit Committee, four Compensation Committee, six Nominating and Governance Committee, one Science and Technology Committee, one New Energy and Innovation Committee, and six Finance Committee meetings. Officers regularly attend Board meetings to present information on our business and strategy, and directors have worldwide access to our employees outside of Board meetings. From time to time between meetings, Board and committee members confer with each other and with management and independent consultants regarding relevant issues, and representatives of management may meet with these consultants on behalf of the relevant committee.

In 2021, our directors attended 100% of the meetings of the Board and its committees on which they served.

The Board's policy regarding director attendance at our AGM is that directors are welcome, but not required, to attend. No director attended our 2021 AGM.

Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines that our Board believes are consistent with our values, and that promote the effective functioning of our Board, its committees and the Company. At least annually, our Board reviews and, if appropriate, revises our Corporate Governance Guidelines to reflect the Board's corporate governance objectives and commitments. Our Corporate Governance Guidelines are available on our website at ***https://www.slb.com/who-we-are/corporate-governance/guidelines***.

Code of Conduct

We have adopted a code of conduct entitled The Blue Print and The Blue Print in Action (together, our "**Code of Conduct**"), which applies to all of our directors, officers and employees. Our Code of Conduct is available on our website at ***https://www.slb.com/who-we-are/guiding-principles/our-code-of-conduct***.

Certain Relationships and Related Person Transactions

The Board has a written policy governing the review, approval and ratification of "related person transactions." Under SEC rules, "related persons" include any director, executive officer, director nominee, or greater than 5% stockholder of the Company since the beginning of the previous fiscal year, and their immediate family members. The policy applies to any transaction in which:

- the Company is a participant;
- any related person has a direct or indirect material interest; and
- the amount involved exceeds $120,000;

unless excluded under Item 404(a) of SEC Regulation S-K.

The Nominating and Governance Committee is responsible for reviewing and, where appropriate, approving or ratifying any related person transaction involving Schlumberger and any related persons. The Nominating and Governance Committee approves only those related person transactions that are in, or are not inconsistent with, the best interests of the Company and its stockholders.

Schlumberger has an ongoing commercial relationship with Vista Oil and Gas (Vista), where Mr. Galuccio serves as chairman of the board and chief executive officer. In 2021, Schlumberger contracted with Vista to deliver ordinary course oilfield services and products, and Vista paid Schlumberger $133 million.

Communicating with Our Board

The Board recommends that stockholders and other interested parties initiate communications with the Board, the Chairman or any Board committee by writing to our Chief Legal Officer and Secretary. This process assists the Board in reviewing and responding to communications by stockholders and other interested parties. The Board has instructed our Chief Legal Officer and Secretary to review correspondence directed to the Board (including to the Chairman and any Board committee) and, at the Secretary's discretion, to forward those items that she deems appropriate for the Board's consideration. Communications can be sent to the following address: Schlumberger Limited, Attention: Chief Legal Officer and Secretary, 5599 San Felipe, 17th Floor, Houston, Texas 77056.

Director Compensation

Our director compensation philosophy is to appropriately compensate our non-employee directors for the time, expertise and effort required to serve as a director of a large and complex global company, and to align the interests of our directors with those of our long-term stockholders. Directors who are employees of Schlumberger do not receive compensation for serving on the Board.

Director Pay Components

Cash Compensation

Non-employee directors receive the following cash compensation:

- an annual cash retainer of $115,000;
- an annual fee of $10,000 for each committee membership;
- if the director is the chair of a committee, an annual fee of $20,000 in lieu of the fee for committee membership; and
- if the director is the independent Board Chairman, an additional $100,000 annual cash fee.

Equity Compensation

Schlumberger annually grants shares of our common stock valued at approximately $190,000 for each non-employee director, or $290,000 for the independent Board Chairman. The shares are valued based on our closing stock price on the last business day of April of the grant year.

For 2021, our directors received the following grants of our common stock effective May 3, 2021:

- 7,024 shares to each non-employee director serving on that date (except for Mr. Papa); and
- 10,721 shares to Mr. Papa, our independent Board Chairman.

The following table provides information on the compensation paid to our non-employee directors in 2021.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
Peter Coleman(3)	87,842	153,756	241,598
Patrick de La Chevardière	142,500	198,217	340,717
Miguel Galuccio	137,500	198,217	335,717
Samuel Leupold(4)	119,949	204,960	324,909
Tatiana Mitrova	140,000	198,217	338,217
Maria Moræus Hanssen(5)	150,000	347,802	497,802
Vanitha Narayanan(6)	48,914	105,197	154,111
Lubna Olayan(7)	14,973	—	14,973
Mark Papa	237,500	302,547	540,047
Leo Rafael Reif(7)	16,005	—	16,005
Henri Seydoux	142,500	198,217	340,717
Jeff Sheets	145,000	198,217	343,217
Ulrich Spiesshofer(6)	48,914	105,197	154,111

(1) The amounts reported reflect cash fees actually paid in 2021.

(2) The amounts reported reflect the aggregate grant date fair value of the stock awards computed in accordance with applicable accounting standards, based on the closing stock price on the applicable grant date. Amounts rounded to nearest dollar.

(3) Mr. Coleman was appointed to the Board effective July 7, 2021. Effective August 18, 2021, Mr. Coleman received a grant of 5,735 shares of our common stock, reflecting a prorated amount for his service from July 7, 2021 to April 30, 2022.

(4) Mr. Leupold was appointed to the Board effective April 22, 2021. Effective August 17, 2021, Mr. Leupold received a grant of 248 shares of our common stock, reflecting a prorated amount for his service from April 22, 2021 to April 30, 2021. This grant was in addition to the regular annual stock grant he received effective May 3, 2021, with respect to his service through April 2022.

(5) Ms. Moræus Hanssen was appointed to the Board effective October 15, 2020. Effective January 22, 2021, Ms. Moræus Hanssen received a grant of 6,128 shares of our common stock, reflecting a prorated amount for her service from October 15, 2020 to April 30, 2021. This grant was in addition to the regular annual stock grant she received effective May 3, 2021, with respect to her service through April 2022.

(6) Ms. Narayanan and Dr. Spiesshofer were appointed to the Board effective October 21, 2021. Effective December 20, 2021, each of them received a grant of 3,695 shares of our common stock, reflecting a prorated amount for their service from October 21, 2021 to April 30, 2022.

(7) Did not stand for re-election at our 2021 AGM.

Non-employee directors who begin their Board, Board Chair, committee or committee chair service after the AGM receive a prorated amount of annual compensation. Schlumberger also reimburses non-employee directors for travel and other business expenses incurred in the performance of their services for Schlumberger.

Annual Director Pay Review

Our Compensation Committee annually reviews our non-employee director compensation, and periodically recommends that the Board approve updates to director pay. In 2021, the Committee's director pay review took into account multiple factors including our director compensation philosophy, changes in market practices, the continued expansion of director and committee chair responsibilities, consultations with the Committee's independent compensation consultant, Pay Governance, and feedback received during our shareholder engagements. Based on that review, the Committee determined that no changes in non-employee director compensation were necessary for 2021. The Committee has not increased the directors' annual cash retainer, committee chair or membership fees, or annual stock grant value since 2017 (except in connection with separating the Chairman and CEO roles in 2019).

While the Committee is aware that other jurisdictions may have differing director compensation practices, the Committee believes it is in the best interests of the Company and our stockholders as a whole to align to market practice among NYSE-listed companies and companies with a large U.S. shareholder base. The Committee also believes that the interests of our non-employee directors are most aligned with the interests of our stockholders when a significant portion of director compensation is paid through stock grants.

Director Stock Ownership Guidelines

The Board believes that ownership of Schlumberger stock by our directors aligns their interests with the interests of our stockholders, and as a result, the Board has maintained stock ownership guidelines for its directors. In 2021, upon recommendation of the Nominating and Governance Committee and the Compensation Committee, our Board revised our director stock ownership guidelines to require each non-employee director to hold a minimum dollar value of shares of Schlumberger common stock equal to five times (5x) that director's annual cash retainer. The director has five years from appointment to meet this holding requirement. As of January 31, 2022, each of our non-employee directors was in compliance with these guidelines.

Director Deferral Plan

Non-employee directors may elect to defer all or a portion of their annual stock or cash awards through the Schlumberger 2004 Stock and Deferral Plan for Non-Employee Directors (the "**Directors Stock Plan**"). When directors elect to defer their stock award, their deferred compensation account is credited with a number of "stock units." Each stock unit is equal in value to a share of our common stock, but because it is not an actual share of our common stock it does not have any voting rights. When directors elect to defer their cash award, they may choose to invest such deferred cash compensation into either (i) Schlumberger common stock, (ii) money market equivalents, or (iii) an S&P 500 equivalent. Deferrals into a stock account are credited with dividend equivalents in the form of cash to be paid at the time of vesting and deferrals into the cash account are credited with gains or losses based on the monthly performance of the various investment options described above. Following retirement from our Board and depending on the director's election, a non-employee director may receive the deferred compensation on the date of the director's retirement or a date that is one year following the date of the director's retirement.

Stock Ownership Information

Security Ownership by Management and Our Board

The following table sets forth information known to us with respect to beneficial ownership of our common stock as of January 31, 2022 by (i) each director and director nominee, (ii) each of the named executive officers and (iii) all executive officers (as defined in Rule 3b-7 of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")) and directors as a group (the "**D&O Group**").

The number of shares beneficially owned as of January 31, 2022 includes shares of common stock that the individual has the right to acquire within 60 days of January 31, 2022, including exercisable options to purchase common stock, as well as RSUs and PSUs that will vest within 60 days. The table below does not include the number of shares earned but not yet issued under our 2019 ROCE PSUs, because the Company will finally determine the number of shares earned after the applicable comparator companies disclose their full-year audited 2021 results, as described under "Compensation Discussion and Analysis—Elements of 2021 Total Direct Compensation—Long-Term Equity Incentive Awards—Payouts Under Prior LTI Awards—PSUs Vesting in 2022" on page 47 of this proxy statement. These same policies apply to the aggregate calculation for the D&O Group.

	Beneficial Ownership of Common Stock	
Name	**Number of Shares**[(1)]	**Percentage of Class**[(2)]
Khaled Al Mogharbel	543,117[(3)]	<1%
Ashok Belani	723,827[(4)]	<1%
Stephane Biguet	209,374[(5)]	<1%
Peter Coleman	5,735	<1%
Patrick de La Chevardière	20,589	<1%
Hinda Gharbi	352,592[(6)]	<1%
Miguel Galuccio	29,789	<1%
Olivier Le Peuch	881,824[(7)]	<1%
Samuel Leupold	7,272	<1%
Tatiana Mitrova	24,273	<1%
Maria Moræus Hanssen	13,152	<1%
Vanitha Narayanan	3,695	<1%
Mark Papa	60,852	<1%
Henri Seydoux	45,793	<1%
Jeff Sheets	20,589	<1%
Ulrich Spiesshofer	3,695	<1%
All directors and executive officers as a group (26 persons)	**4,026,151**[(8)]	<1%

(1) Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated in the below footnotes and subject to applicable community property laws, to our knowledge the persons named in this table have sole voting and investment power with respect to the securities listed. None of the shares are subject to any pledge.

(2) Percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the 1,413,019,316 shares of Schlumberger common stock outstanding on January 31, 2022, plus the number of shares of common stock that such person or group had the right to acquire on or within 60 days of January 31, 2022.

(3) Includes options to purchase 308,000 shares.

(4) Includes options to purchase 340,000 shares.

(5) Includes options to purchase 99,000 shares and 1,773 shares beneficially owned by Mr. Biguet's children.

(6) Includes options to purchase 98,000 shares and 218 shares beneficially owned by Ms. Gharbi's spouse.

(7) Includes options to purchase 129,000 shares.

(8) Includes options to purchase 1,480,957 shares, all of which are held by our executive officers.

Security Ownership by Certain Beneficial Owners

The following table sets forth information as of December 31, 2021 (except as otherwise noted) with respect to persons known by us to be the beneficial owners of more than 5% of our common stock, based solely on the information reported by such persons in their Schedule 13D and 13G filings with the SEC.

For each entity included in the table below, percentage ownership is calculated by dividing the number of shares reported as beneficially owned by such entity by the 1,413,019,316 shares of our common stock outstanding on January 31, 2022.

	Beneficial Ownership of Common Stock	
Name and Address	**Number of Shares**	**Percentage of Class**
The Vanguard Group[1] 100 Vanguard Blvd. Malvern, PA 19355	119,850,812	8.5%
BlackRock, Inc.[2] 55 East 52nd Street New York, NY 10055	111,487,119	7.9%
State Street Corporation[3] State Street Financial Center One Lincoln Street Boston, MA 02111	92,164,506	6.5%

(1) Based solely on a Statement on Schedule 13G/A filed on February 10, 2022. Such filing indicates that The Vanguard Group has shared voting power with respect to 2,205,290 shares, sole investment power with respect to 114,325,999 shares and shared investment power with respect to 5,524,813 shares.

(2) Based solely on a Statement on Schedule 13G/A filed on February 1, 2022. Such filing indicates that BlackRock, Inc. has sole voting power with respect to 96,704,481 shares and sole investment power with respect to 111,487,119 shares.

(3) Based solely on a Statement on Schedule 13G/A filed on February 14, 2022. Such filing indicates that State Street Corporation has shared voting power with respect to 84,453,128 shares and shared investment power with respect to 91,556,288 shares.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our executive officers and directors, among others, to file an initial report of ownership of Schlumberger common stock on Form 3 and reports of changes in ownership on Form 4 or Form 5. Persons subject to Section 16 are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. The Company believes, based solely on a review of the copies of such forms in its possession and on written representations from reporting persons, that two transactions required to be reported under Section 16(a) were not timely reported during the fiscal year ended December 31, 2021. Two Form 4s required to be filed by Mr. Le Peuch in 2021 relating to shares acquired pursuant to a brokerage dividend reinvestment plan were not timely filed, but were filed on January 21, 2022.

ITEM 2. Advisory Approval of Our Executive Compensation

Our Board is asking you to approve, on an advisory basis, the compensation of our NEOs as disclosed in this proxy statement. This item, which is provided pursuant to Section 14A of the Exchange Act, is commonly referred to as a "say-on-pay" resolution.

The Compensation Committee has structured our executive compensation program to achieve the following key objectives:

- to attract, motivate and retain talented executive officers;
- to motivate the achievement of Company-wide financial objectives, as well as other strategic personal objectives, while balancing rewards for short-term and long-term performance; and
- to align the interests of our executive officers with those of our stockholders,

as described in the "Compensation Discussion and Analysis" section of this proxy statement.

Our Compensation Committee and the Board believe that the policies and procedures articulated in the "Compensation Discussion and Analysis" are effective in achieving our goals, and that the compensation of our NEOs as reported in this proxy statement has contributed to the Company's short-term and long-term success. Therefore, we are asking our stockholders to approve the compensation of our NEOs by voting "FOR" the following resolution on an advisory basis:

> RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed in this proxy statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED on an advisory basis.

Although this vote is non-binding, our Board and the Compensation Committee will review and consider the voting results when making future decisions regarding our executive compensation program.

Although annual "say-on-pay" advisory votes are not required by our bylaws, the Board currently believes that having our stockholders provide annual feedback on our compensation practices provides for effective governance. As a result, the next "say-on-pay" advisory vote will occur in 2023, unless the Board modifies its policy on the frequency of holding "say-on-pay" advisory votes.



The Board of Directors Recommends a Vote **FOR** Item 2.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with the Company's management. Based on that review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

SUBMITTED BY THE COMPENSATION COMMITTEE OF THE SCHLUMBERGER BOARD OF DIRECTORS

Jeff Sheets, Chair　Maria Moræus Hanssen　Vanitha Narayanan　Henri Seydoux　Ulrich Spiesshofer

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("**CD&A**") describes our compensation policies and practices as they relate to our five named executive officers ("**NEOs**") listed below:

Named Executive Officers	Title
Olivier Le Peuch	Chief Executive Officer
Stephane Biguet	Executive Vice President and Chief Financial Officer
Khaled Al Mogharbel	Executive Vice President, Geographies
Hinda Gharbi	Executive Vice President, Services and Equipment
Ashok Belani	Executive Vice President, Schlumberger New Energy

The purpose of the CD&A is to explain the elements of our NEOs' 2021 compensation; the criteria for selecting these elements; the decisions our Compensation Committee made with respect to the 2021 compensation of our NEOs; and the reasons for those decisions.

CD&A Table of Contents

Executive Overview

2021 was an exceptional year for Schlumberger, in which we demonstrated the strength and agility of our emergent strategy—rooted in operational execution, superior returns, and capital discipline. After two years of extraordinary industry, market, and social uncertainty, the Schlumberger team delivered a year of remarkable financial results, surpassing all of our 2021 financial targets and closing the year with excellent momentum.

Highlights of our 2021 financial performance, reflecting the success of our returns-focused strategy and execution, include:

Adjusted EBITDA[(1)] **$4.925 billion** 14% increase over 2020	**Free Cash Flow[(2)]** **$2.997 billion** 110% increase over 2020	**Revenue** **$22.9 billion** H2 2021 revenue increased 18% over H2 2020, excluding impact of divestitures
Adjusted EBITDA Margin **21.5%** Expanded 320 basis points year-on-year, achieving highest adjusted EBITDA margin level since 2018	**Net Debt Reduced by** **$2.8 billion** Net debt to adjusted EBITDA ratio of 2.2x Lowest net debt level since 2016	**Earnings per Share (GAAP)** **$1.32** Earnings per share, excluding charges and credits, was $1.28, an 88% increase over 2020

On the strength of these financial results, driven by excellent operational leverage as a result of our **Performance Strategy** and strong working capital management, we were able to reduce our net debt to adjusted EBITDA ratio from 3.2x to 2.2x year-on-year. At the same time, we achieved double-digit pretax operating margins in North America—the highest levels since 2014—and we expanded our international pretax operating margins to the highest levels since 2018.

The success of 2021 was built upon the continued growth of our strategic business pillars—strengthening our core, digital, and new energy—to deliver high performance sustainably.

In our **Core** business, we fully operationalized our returns-focused strategy through our new Division and Basin organization and high-graded business portfolio, which have significantly increased our operating leverage. As a result of our differentiated capabilities, exceptional execution, and technology performance, we enhanced our market positions and won significant project awards during the year. With increased operating leverage and our outstanding customer performance, we ended the year marking six consecutive quarters of pretax segment operating margin expansion.

In **Digital**, we expanded market access and accelerated the adoption of our platform, which brings our customers AI capabilities and powerful digital tools to reduce cycle time, improve performance, and lower carbon intensity. We built partnerships to achieve comprehensive cloud access globally, collaborated with AI innovators to deploy machine-learning and AI solutions, and enabled digital operations through the automation of key workflows in well construction and production operations.

In **Schlumberger New Energy**, we continued to advance the development of clean energy technologies and low-carbon projects. In 2021, we invested in stationary energy storage—expanding our total addressable market—and progressed our ventures in hydrogen, lithium, geoenergy, and a suite of CCUS opportunities, including our BECCS project.

2021 also saw continued excellence in **Safety and Service Quality**, as we successfully navigated the challenges of the ongoing pandemic to ensure continued execution and performance for our customers. Our total recordable injury frequency showed a 31% improvement since 2019, and we also improved our automotive accident rate by 30% compared to 2019. Furthermore, our service quality performance was the best on record, despite increasing activity coupled with ongoing pandemic and supply chain challenges.

This was also a pivotal year for Schlumberger's commitment to **Sustainability**. We announced our comprehensive 2050 net-zero commitment inclusive of Scope 3 emissions—a first for the energy services sector—and we launched our Transition Technology portfolio to focus on the decarbonization of oil and gas operations. In addition, Schlumberger earned an upgraded AA rating from MSCI, and won an ESG Top Performer award from Hart Energy, recognizing our sustainability efforts, our enhanced disclosures, and our commitment to apply our technologies and capabilities toward helping the world sustainably meet future energy demand.

In summary, 2021 was a defining and transformative year for Schlumberger. We continued to strengthen our core portfolio, while also enhancing our sustainability leadership, advancing our digital journey, and expanding our new energy portfolio.

As we enter 2022, Schlumberger is well prepared to seize the multiyear growth cycle ahead of us. We have entered this cycle in a position of strength, having reset our operating leverage, expanded peer-leading margins across multiple quarters, and aligned our technology and business portfolio with the new industry imperatives. We are truly excited about the outlook for Schlumberger—for continued financial outperformance, technology leadership, and growth opportunities in digital and clean energy innovation—to enable the world to unlock access to energy for the benefit of all.

(1) Net income attributable to Schlumberger on a GAAP basis was $1.881 billion. For a reconciliation of adjusted EBITDA to net income attributable to Schlumberger on a GAAP basis, see Appendix A.

(2) Cash flow from operations was $4.651 billion. For a reconciliation of free cash flow to cash flow from operations, see Appendix A.

Overview of Compensation Decisions for 2021

In making decisions regarding 2021 executive compensation, our Compensation Committee continued to focus on:

- strengthening pay-for-performance alignment;
- motivating and incentivizing outperformance;
- maintaining stability and retaining our top talent through business cycles; and
- appropriately compensating our executives for effectively deploying capital, generating strong cash flow and creating long-term stockholder value.

In this context, and as more fully discussed elsewhere in this CD&A, below are some key actions that the Committee took with respect to our NEOs' 2021 compensation.

- **Redesigned LTI Program —** We redesigned our LTI program to more closely align with our long-term strategy, publicly disclosed financial objectives, and total shareholder return. Under our 2021 LTI program, our NEOs received a mix of grants, with 75% of their target LTI opportunity awarded in the form of PSUs, and 25% awarded in the form of three-year, time-based RSUs.


25%
FCF Margin PSUs
25%
ROCE PSUs
2021 TARGET LTI GRANTS
25%
TSR PSUs
25%
3-Year RSUs

The 2021 LTI program consisted of four types of grants, equally weighted at target performance:

- **25% Absolute FCF Margin PSUs:** We replaced our previous free cash flow conversion rate metric, which was measured over a two-year period, with a metric that measures free cash flow margin over a three-year performance period, to align with our publicly disclosed free cash flow margin objectives.
- **25% Relative TSR PSUs:** We introduced PSUs based on a three-year relative TSR metric as a new element of our LTI program, to more directly align LTI payouts with stockholder value creation. We set the target performance goal above median at the 60th percentile.
- **25% Relative ROCE PSUs:** We increased the rigor of the performance targets for our three-year relative return on capital employed ("**ROCE**") metric by removing Weatherford from the ROCE comparator group, as Weatherford had underperformed the rest of the comparator group in recent years.
- **25% Time-based RSUs:** We introduced three-year, time-based RSUs as a new element of our LTI program, to promote stability and retention of our executive team.

As a result of this redesign, we reduced the maximum overall payout opportunity under our 2021 LTI program from 250% to 200%, in line with market practice for a more balanced and diversified LTI grant program.

- **NEO Cash Compensation Structure Unchanged —** We held base salaries flat for all NEOs, and we did not increase the target annual cash incentive opportunity, as a percentage of base pay, for any of our NEOs.
- **CEO Compensation Program Unchanged —** The target value of our CEO's 2021 total direct compensation places him at approximately the 50th percentile among CEOs in our general industry peer group. We maintained the target value of our CEO's 2021 LTI award at $10.5 million, consistent with the target value of the PSU award he received in August 2019 in connection with his promotion to CEO (which was granted in lieu of any 2020 LTI award). For additional details regarding our CEO's compensation, see "—CEO Pay Summary" on the following page.
- **Strategy-Focused Cash Incentive —** We continued to tie 70% of our NEOs' target annual cash incentive opportunity to full-year adjusted EBITDA and cash flow generation goals, to ensure our executives were focused on profitable, sustainable growth. As a result of our performance strategy:
  - our 2021 adjusted EBITDA was $4.925 billion, representing a 14% increase over 2020, and resulting in a payout of 89% of the maximum payout opportunity for the adjusted EBITDA component of our 2021 cash incentive plan; and
  - our 2021 cash flow generated was $3.000 billion, representing a 12% increase over 2020, and resulting in a payout of 100% of the maximum payout opportunity for the cash flow generation component of our 2021 cash incentive plan.
- **ESG Objectives for All NEOs —** Every NEO had at least one strategic personal objective related to sustainability, new energy, or HSE goals.
- **No Profit-Sharing —** Consistent with 2020, our executives did not receive any profit sharing award for the 2021 fiscal year.

CEO Pay Summary

The Board did not increase any element of the 2021 target total direct compensation of Mr. Le Peuch, our CEO, as compared to 2020. However, due to the timing of a 2019 PSU grant (in lieu of a 2020 grant) awarded to Mr. Le Peuch in connection with his CEO appointment, the Summary Compensation Table reflects an increase in his 2021 total reported compensation, as explained in the chart below.

In August 2019, in connection with Mr. Le Peuch's promotion to CEO, he received a PSU award with a target value of $10.5 million. This award was granted in lieu of a 2020 LTI award, and, as a result, Mr. Le Peuch's total 2019 compensation, as shown in the Summary Compensation Table, reflects his target 2020 LTI award as well, while his 2020 compensation is unusually low. This is illustrated in the chart at below left entitled "CEO Pay, Reported".

In order to better reflect our Compensation Committee's annual compensation mix for our CEO, the chart at below right entitled "CEO Pay, As Adjusted" reflects his three-year total direct compensation, as adjusted to show the 2019 CEO promotion LTI grant subtracted from the 2019 column and added to the 2020 column, because that award was in lieu of his 2020 LTI target award.


CEO Pay, Reported
19,117,170
5,650,084
16,795,502
2019
2020
2021
Salary
Annual Cash Incentive
Standard LTI Grants
LTI Grant on CEO Promotion
Other(1)
CEO Pay, As Adjusted
8,617,114
16,150,140
16,795,502
2019
2020
2021
Salary
Annual Cash Incentive
Standard LTI Grants
LTI Grant on CEO Promotion
Other(1)

(1) "Other" reflects our CEO's compensation included in the "Change in Pension Value & Nonqualified Deferred Compensation Earnings" and "All Other Compensation" columns in the Summary Compensation Table.

Framework for Setting 2021 Executive Compensation

Program Design and Pay-for-Performance Philosophy

In setting our executives' compensation, our Compensation Committee believes that:

- the pay of our NEOs and other executives should be strongly linked to performance that is evaluated against financial and strategic personal objectives, and should balance incentivizing outperformance, ensuring retention and maximizing stockholder value;
- our performance-based LTI and cash incentive awards should utilize clear, quantitative financial metrics that are closely aligned with our corporate strategy and stated external objectives and should be effective through all industry cycles;
- LTI awards should encourage the creation of long-term stockholder value, align our executives' compensation with our stockholder returns, and incentivize our executives to achieve difficult but attainable strategic and financial goals that support our long-term performance and our leadership position in our industry;
- our executive compensation structure should enable us to recruit, develop, motivate and retain top global talent, both in the short-term and long-term; and
- stock ownership guidelines, which require our executives to hold stock acquired through LTI awards, should further align the interests of our executives with those of our other stockholders.

Our 2021 executive compensation program consisted of three primary elements, comprising our executives' total direct compensation:

- ✓ LTI equity awards (PSUs and RSUs),
- ✓ Annual (short-term) cash incentive awards, and
- ✓ Base salary.

Within these elements, 75% of our executives' 2021 target LTI equity awards and 100% of their annual cash incentive awards were performance-based. These elements have allowed us to remain competitive and attract, retain and motivate top executive talent.

The chart below sets out the primary elements of our NEOs' 2021 total direct compensation, certain key features of each element, and how each of these compensation elements supports our strategy.

TYPE	ELEMENT	KEY FEATURES	HOW THIS ELEMENT SUPPORTS OUR STRATEGY	PERFORMANCE-BASED?	AT RISK?
Long-Term Incentive	**Free Cash Flow Margin PSUs** *(25%)*	Absolute performance metric, based on our free cash flow margin over a three-year period	• Aligns with our publicly disclosed financial objective of achieving double-digit free cash flow margin • Encourages our NEOs to generate cash flow to allow for net debt reduction and strategic investments in line with external commitments	✓	✓
Long-Term Incentive	**Return on Capital Employed PSUs** *(25%)*	Relative performance metric, comparing our average annual ROCE to that of four key oilfield service competitors over a three-year period	• Measures the efficiency of our capital employed relative to key competitors, consistent with our strategic priorities • Motivates and rewards executives for relative outperformance on a key financial metric	✓	✓
Long-Term Incentive	**Total Shareholder Return PSUs** *(25%)*	Relative performance metric, comparing our cumulative TSR over a three-year period to that of eight companies of similar size and footprint in our industry	• Directly aligns executive LTI payouts with stockholder value creation • Uses a clear and objective metric to evaluate our performance against other comparable companies in our industry	✓	✓
Long-Term Incentive	**Time-Based RSUs** *(25%)*	"Cliff" vesting after three years, subject to continued employment	• Promotes stability and retention of our executive team through business cycles		✓
Short-Term Incentive	**Annual Cash Incentive Award**	**70%** based on achieving quantitative Company financial objectives, evenly split between adjusted EBITDA and cash flow generation targets **30%** based on strategic personal objectives	• Adjusted EBITDA reflects the quality of the Company's earnings • Cash flow generation is critical to achieving the Company's net debt reduction goals • Personal objectives, detailed on pages 41-42, align to the Company's strategic focus areas, including sustainability	✓	✓
Fixed	**Base Salary**	Only fixed compensation element	• Provides a base level of competitive cash compensation when all other pay elements are variable or contingent		

At-Risk Pay Mix

Our executive compensation program is designed so that the higher an executive's position in the Company, the greater the percentage of compensation that is "at risk". At-risk compensation refers to an executive's LTI awards and annual cash incentive opportunity. We believe that having a significant portion of our executives' compensation at risk more closely aligns their interests with Company interests and with the interests of our stockholders.

As illustrated below, approximately 90% of our CEO's 2021 target total direct compensation was at risk, and approximately 83% of our other NEOs' 2021 target total direct compensation was at risk.

CEO 2021 Target Pay Mix


10%
Base Salary
15%
Annual
Cash Incentive
75%
Long-Term
Incentive
At Risk Compensation

Other NEO 2021 Target Pay Mix


17%
Base Salary
17%
Annual
Cash Incentive
66%
Long-Term
Incentive
At Risk Compensation

Our Compensation Committee seeks to achieve an appropriate balance between LTI awards, which emphasize long-term stockholder value creation through efficient conversion of revenue into cash, effective deployment of capital, and total shareholder return, and annual cash rewards, which encourage achievement of near-term financial and non-financial objectives. Based on market data provided by Pay Governance LLC, our Compensation Committee's independent compensation consultant ("**Pay Governance**"), the pay mix of our NEOs is well-aligned with that of the companies in our two main executive compensation peer groups.

In January 2021, our Compensation Committee concluded that, based on the relative size of direct compensation elements of companies in our main executive compensation peer groups—as well as internal factors—the mix of base salary, target annual cash incentive and target LTI was appropriate for each of our NEOs.

Responsiveness to Stockholder Feedback

Our executive compensation program design in recent years was largely developed and implemented in response to, and as a product of, past discussions with our stockholders. For example, in recent years:

WHAT WE HEARD		WHAT WE DID
Some stockholders encouraged us to ensure that the performance metrics used for our NEOs' incentive compensation were closely aligned to our strategy and publicly disclosed financial objectives.	➡	In 2021, we redesigned our LTI program to more closely align the performance criteria with our long-term strategy and publicly disclosed free cash flow margin objectives, by replacing our previous two-year free cash flow conversion rate metric with one that measures free cash flow margin over a three-year performance period.
Some stockholders encouraged us to incorporate a meaningful total shareholder return metric into our performance-based equity awards.	➡	In 2019 and 2020, we incorporated a three-year relative TSR modifier into all our PSU awards. Then, in 2021, we built on our progress by introducing PSUs based on a three-year relative TSR metric as a new element of our LTI program, to more directly align LTI payouts with stockholder value creation. We set the target performance goal for the 2021 TSR PSUs above median at the 60th percentile.
Some stockholders requested that the performance and vesting periods for all PSUs be at least three years.	➡	All of our 2021 PSU awards will vest, if at all, only after a three-year performance period. In addition, all PSUs granted in 2020 will vest, if at all, only after a three-year TSR performance period.
Most stockholders we spoke with responded positively to our annual cash incentive program structure and financial metrics.	➡	In setting 2021 compensation, our Compensation Committee sought to maintain the structural elements of our incentive compensation programs that have generated positive stockholder feedback in our recent engagements.

Following these program enhancements and our proactive engagement with stockholders, our executive compensation program received the support of 95% of the votes cast at our 2021 AGM.

95% SUPPORT
2021 SAY-ON-PAY VOTE

Our Board and Compensation Committee recognize that continued, regular engagement with our stockholders is critical to maintaining the substantial support of our executive compensation program demonstrated by our stockholders at our 2021 AGM. In advance of that meeting, we reached out to stockholders representing more than 50% of our outstanding common stock, to seek their views on our executive compensation program, as well as other corporate governance and sustainability topics. Stockholders representing approximately 11% of our outstanding common stock requested meetings to discuss our executive compensation, and our management team then reported on these discussions to our Compensation Committee. The feedback from these efforts indicated that our overall compensation program design is supported by our stockholders.

Peer Group Summary

Our Compensation Committee used data from several distinct peer groups in evaluating and setting 2021 executive compensation, as summarized in the table below, and as further discussed throughout this CD&A.

	Main Executive Compensation Peer Groups		Peer Groups for LTI Relative Performance Metrics	
	Oil Industry	**General Industry**	**TSR PSU Awards**	**ROCE PSU Awards**
What type of companies are in this peer group?	10 major oilfield services and E&P companies that are broadly comparable to Schlumberger in terms of revenue and market value.	23 global advanced extractive, technology-driven manufacturing, and industrial engineering-focused companies with annual revenues, market valuations and global scopes that are similar to Schlumberger's.	Eight companies of similar size and footprint in our industry, including all four companies in our ROCE comparator group and six of the companies in our oil industry peer group.	Four key oilfield services competitors: • Halliburton • Baker Hughes • TechnipFMC • NOV Inc.
What did the Committee use this peer group for?	Annual compensation reviews and peer benchmarking.		2021 TSR PSU performance goals and measurements.	2021 ROCE PSU performance goals and measurements.
Why do we use this peer group?	The Committee considers formal executive compensation survey data from both these peer groups when it reviews and sets our executive officers' compensation. The general industry peer group comparisons are particularly relevant for non-operations positions, where skills and experience may be easily transferable to other industries outside oil and gas.		In evaluating our relative TSR performance, the Committee believes the most appropriate comparisons are against companies in the energy sector affected by the same external factors as we are.	In evaluating our relative ROCE performance, the Committee believes the most appropriate comparisons are against our key competitors in our industry.
Where to learn more?	For additional details about our main executive compensation peer groups, see "Other Aspects of Our Executive Compensation Program—Our Peer Group Companies" beginning on page 49.		For additional details about our LTI awards, see "Elements of 2021 Total Direct Compensation—Long-Term Equity Incentive Awards" beginning on page 42.	

Elements of 2021 Total Direct Compensation

Base Salary

Base salary is the fixed portion of an executive's annual compensation, providing some stability of income since the other compensation elements are at risk. Our Compensation Committee annually reviews and approves the base salary levels for our executive officers (other than the CEO) after considering comparable salaries for executives with similar responsibilities in our main executive compensation peer groups, comparisons to internal peer positions, recent Company performance, individual performance, business experience and potential, and the CEO's recommendations. The Committee annually reviews the base salary of our CEO in executive session and recommends his base salary to the independent members of the Board for approval, based on the criteria described above.

In January 2021, our Compensation Committee reviewed the base salaries of each of our NEOs in line with the factors described above, and determined to maintain the base salaries of all NEOs at their then-current levels for 2021.

NO CHANGES TO NEO BASE SALARIES

Annual Cash Incentive Awards

We pay performance-based annual cash incentives to our executives to foster a results-driven, pay-for-performance culture and to align executives' interests with those of our stockholders. Annual cash incentive awards are earned according to the achievement of financial and strategic personal objectives. Our Compensation Committee selects performance measures that it believes support our strategy and strike a balance between motivating our executives to increase near-term financial and operating results and driving profitable long-term Company growth and value for stockholders.

For 2021, 70% of our NEOs' target cash incentive opportunity was based on achieving quantitative Company financial objectives, and 30% was based on pre-established strategic personal objectives, consistent with our 2020 cash incentive plan. As reflected in the following chart, the 70% financial portion of the plan was evenly split between goals relating to adjusted EBITDA and cash flow generation.

2021 Cash Incentive Opportunity Mix


35%
Adjusted EBITDA
70% Quantitative Company Goals
35%
Cash Flow Generation
30%
Strategic Personal

Weighted Payout Opportunity as a % of Target	
Adjusted EBITDA(1) Goals	0 – 243%
Cash Flow Generation(2) Goals	0 – 243%
Strategic Personal Goals	0 – 100%
TOTAL:	**0 – 200%**

(1) Adjusted EBITDA reflects earnings before interest, taxes, depreciation and amortization, excluding charges and credits.
(2) The calculation of cash flow generation is provided on page 40 of this proxy statement.

The Committee determined to give the two financial metrics equal weighting in the 2021 cash incentive plan, by increasing the adjusted EBITDA component to 35% (from 30%) of the target opportunity and decreasing the cash flow generation component to 35% (from 40%) of the target opportunity, in order to balance these two key financial goals as the Company enters a growth cycle.

The total maximum cash incentive payout for 2021 was 200% of target. The 2021 target cash incentive for our CEO was 150% of his base salary and for our other NEOs it was 100% of base salary, consistent with 2020. The weighted payout range for each metric is reflected in the table above.

Our Compensation Committee considered the following in selecting adjusted EBITDA and cash flow generation as the absolute measures on which to base the 70% financial portion of our NEOs' annual cash incentive opportunity:

	ADJUSTED EBITDA	CASH FLOW GENERATION
WHY THIS METRIC?	• The Committee considers adjusted EBITDA to provide a good indicator of the quality of our earnings. • Investors and market analysts value the Company by reference to a multiple of adjusted EBITDA, so this metric aligns our NEOs' 2021 compensation to a key market valuation method. • A portion of our line management's 2021 cash incentive opportunity was tied to EBITDA performance goals, so this metric aligns executive compensation with line management.	• Cash flow generation is critical to achieving the Company's objective to reduce net debt in line with our external commitments. • Cash flow generation also supports our pursuit of other strategies that enhance stockholder value, such as generating sufficient cash to support our dividend strategy, and making focused investments or acquisitions in the Company's future growth areas, such as energy transition and digital. • The Committee also considers cash flow generation to be a good indicator of efficient capital management.

In setting Company financial targets and performance goals, as well as our NEOs' strategic personal objectives, the Committee believes it is important to establish criteria that are realistic, yet still challenging in an uncertain global economy. In addition, in establishing cash flow generation goals for the 2021 cash incentive plan, the Committee considered that these goals differ substantially from the free cash flow margin goals contained in the LTI portion of our NEOs' compensation program. This is because the annual cash incentive portion focuses solely on the absolute amount of cash we generate over a one-year period, and takes into account, among other things, cash paid for acquisitions and investments, as well as cash proceeds generated from divestitures, none of which are taken into account in the free cash flow margin metric contained in our LTI awards. Our free cash flow margin PSU payout is calculated as free cash flow divided by revenue over a three-year period. Because free cash flow margin measures how efficiently we convert revenue into cash, it is a good indicator of the business's ability to generate cash over the long term and, therefore, is a complementary metric to the cash flow generation metric in our annual cash incentive program.

In January 2021, upon review of market data indicating that our NEOs' target annual cash incentive opportunity was competitively positioned, and taking into consideration internal pay equity, our Compensation Committee determined to leave the target annual cash incentive opportunity for all NEOs unchanged from 2020.

Adjusted EBITDA Targets and Results

Consistent with its 2020 process, in January 2021 our Compensation Committee approved an adjusted EBITDA performance matrix informed by market analysts' consensus estimates of our full-year 2021 adjusted EBITDA as reported on Bloomberg prior to the Committee's meeting ("**EBITDA consensus**"). The Committee set the minimum performance goal equal to then-current EBITDA consensus, a target performance goal based on our then-current internal forecast at 6% above EBITDA consensus, and a maximum performance goal at 15% above EBITDA consensus. The Committee believed that setting the target and maximum performance goals above EBITDA consensus would incentivize our executives to outperform market expectations. The following chart reflects our NEOs' full-year adjusted EBITDA targets and corresponding potential payouts for 2021.

Performance Targets[(1)]		Potential Payout as a % of Target Opportunity[(1)]	Basis for Setting Performance Targets
Less than $4.35 billion		0%	*N/A*
$4.35 billion	**Minimum**	50%	*Full-year 2021 consensus estimates in January 2021*
$4.60 billion	**Target**	100%	*Internal forecast: 6% above consensus estimates*
$5.00 billion	**Maximum**	243%	*Set 9% above target performance goal and 15% above consensus estimates*

(1) For adjusted EBITDA results between any two performance targets, payout is prorated. No cash incentive is earned if we do not achieve the minimum adjusted EBITDA target.

Our 2021 adjusted EBITDA was $4.925 billion, representing a 14% increase over 2020 and a 13% increase over full-year EBITDA consensus as of January 2021. Based on these results, and applying the payout matrix on page 39 immediately above, our Compensation Committee approved a payout of 89% of the maximum payout opportunity for the adjusted EBITDA component of our 2021 cash incentive plan.

For a reconciliation of adjusted EBITDA to net income attributable to Schlumberger on a GAAP basis, see Appendix A. In approving the payout for 2021 adjusted EBITDA performance, the Committee reaffirmed its decision to calculate adjusted EBITDA results consistently with the Company's presentation of adjusted EBITDA results in its 2021 earnings announcements and presentations to investors and with analysts' calculation of their estimates.

Cash Flow Generation Targets and Results

The process used to set annual cash flow generation targets starts with a review of plans and projections following bottom-up planning from the field. Cash flow generation targets may increase or decrease year-over-year, taking into account, among other things, our operating and non-operating cash requirements, industry cycles, anticipated customer spending, activity growth potential, pricing, the introduction of new technology, strategic M&A activity, and commodity prices.

The following table reflects our NEOs' full-year cash flow generation targets and corresponding potential payouts for 2021, as approved by our Compensation Committee in January 2021. The Committee believed the minimum performance goal would incentivize management to generate sufficient cash to cover the Company's various 2021 cash commitments, including the full-year cash dividend payout amount, as well as our planned reduction of net debt. The Committee set the target performance goal using our internal full-year 2021 cash flow generation forecast, which included key investments in new energy and digital. The Committee believed the maximum performance goal—set 22% above the target goal—would incentivize management to generate additional cash to allow us to accelerate our net debt reduction.

Performance Targets(1)		Potential Payout as a % of Target Opportunity(1)	Basis for Setting Performance Targets
Less than $1.80 billion		**0%**	*N/A*
$1.80 billion	**Minimum**	**50%**	*Intended to cover full-year 2021 cash commitments and planned net debt reduction*
$2.30 billion	**Target**	**100%**	*Internal full-year 2021 cash generation forecast*
$2.80 billion	**Maximum**	**243%**	*Set 22% above target performance goal*

(1) For cash flow generation results between any two performance targets, payout is prorated. No cash incentive is earned if we do not achieve the minimum cash flow generation target.

The Committee recognized that the 2021 target performance goal was set below 2020's cash flow generation result; however, in setting the performance goals in January 2021, the Committee believed this was appropriate taking into account:

- the full-year impact that the COVID-19 pandemic was expected to have on 2021 cash flow results;
- the Company's divestitures in the fourth quarter of 2020; and
- planned acquisitions and investments aligned with our New Energy strategy.

Given the Company's capital discipline and working capital management performance in 2021, including exceptional cash collections from customers in the fourth quarter, full-year cash flow generation exceeded the maximum performance goal. Our 2021 cash flow generated was $3.000 billion, representing a 12% increase over 2020. As a result, the Company was able to accelerate its deleveraging and reduce net debt by $2.8 billion during 2021. Based on the Company's 2021 cash flow generation results, and applying the payout matrix above, our Compensation Committee approved a payout of 100% of the maximum payout opportunity for the cash flow generation component of our 2021 cash incentive plan.

In approving cash flow generation as a performance metric, our Compensation Committee believed that it was appropriate to exclude from any cash flow generation calculations acquisitions requiring cash investments and divestitures generating proceeds in excess of $500 million. This is because the Committee considered that such transactions would be enterprise-level transactions that should be evaluated and pursued independently, and should not be tied to annual cash incentive payouts.

Based on the foregoing, and for purposes of the 2021 cash incentive payouts, the Committee approved the following formulation for measuring our cash flow generation: cash flow from operations; less capital expenditures, investments in Asset Performance Solutions ("**APS**"), and multiclient seismic data costs capitalized; less cash paid for business acquisitions and investments, net of cash acquired, provided that the purchase price for each of the individual transactions is less than $500 million; plus proceeds from the divestiture of businesses or assets, net of cash divested, provided that the proceeds from each of the individual transactions is less than $500 million. For a reconciliation of cash flow generation to cash flow from operations, see Appendix A.

Strategic Personal Objectives

As discussed above, 30% of our NEOs' target 2021 cash incentive opportunity was tied to achieving quantitative and qualitative performance goals specific to their roles with the Company. These may relate to:

- financial goals, such as profitability, revenue growth, capital management or cost reduction;
- performance achievements, such as contract awards or operational reliability or HSE objectives;
- non-financial, sustainability and ESG-related goals that are important to the Company's strategy and reputation, such as GHG emissions reduction, people-related objectives including diversity and gender balance, and ethics and compliance; and
- other business priorities, including energy transition services and technologies.

For 2021, the strategic personal objectives established for our NEOs, and their achievements against those goals, were as follows:

Olivier Le Peuch, Chief Executive Officer		
CATEGORY	GOAL	ACHIEVEMENT
Digital	Achieve a specified percentage of digital revenue growth, and enter into a minimum number of digital contracts exceeding a specified contract value.	Mostly achieved.
Sustainability	Establish industry-leading emissions reduction targets. Progress deployment of emissions-reduction technologies and achieve certain milestones with respect to sustainability disclosure standards.	Achieved.
New Energy	Accelerate expansion of new energy portfolio, by establishing a specified number of carbon capture and sequestration partnerships and by achieving certain milestones in lithium and hydrogen ventures.	Mostly achieved.
Mr. Le Peuch earned 86% of his payout opportunity for his strategic personal objectives under our 2021 cash incentive plan.		

Stephane Biguet, Executive Vice President and Chief Financial Officer		
CATEGORY	GOAL	ACHIEVEMENT
Functional Efficiency	Decrease functional structural costs by a pre-established target as compared to 2020.	Achieved.
Sustainability	Establish industry-leading emissions reduction targets. Progress deployment of emissions-reduction technologies and achieve certain milestones with respect to sustainability disclosure standards.	Achieved.
New Energy	Accelerate expansion of new energy portfolio, by establishing a specified number of carbon capture and sequestration partnerships and by achieving certain milestones in lithium and hydrogen ventures.	Mostly achieved.
Investor Relations	Attract increased investments from new investors, existing institutional stockholders, and ESG-focused funds based on pre-established targets to broaden investor base.	Achieved.
Mr. Biguet earned 96% of his payout opportunity for his strategic personal objectives under our 2021 cash incentive plan.		

Khaled Al Mogharbel, Executive Vice President, Geographies		
CATEGORY	GOAL	ACHIEVEMENT
Production and Enhanced Recovery	Enter into a minimum number of performance contracts exceeding a specified contract value.	Achieved.
Core Growth	Achieve opportunity win volume growth and bookings exceeding a pre-established target.	Achieved.
International Growth	Achieve international revenue growth as a percentage exceeding that of specified peer companies.	Achieved.
HSE	Achieve total recordable injury frequency and automotive accident rate per million miles below a target threshold.	Achieved.
Mr. Al Mogharbel earned 100% of his payout opportunity for his strategic personal objectives under our 2021 cash incentive plan.		

Hinda Gharbi, Executive Vice President, Services and Equipment		
CATEGORY	**GOAL**	**ACHIEVEMENT**
Digital	Achieve a specified percentage of digital revenue growth, and enter into a minimum number of digital contracts exceeding a specified contract value.	Mostly achieved.
Production and Enhanced Recovery	Enter into a minimum number of performance contracts exceeding a specified contract value.	Achieved.
International Growth	Achieve international revenue growth as a percentage exceeding that of specified peer companies.	Achieved.
HSE	Achieve total recordable injury frequency and automotive accident rate per million miles below a target threshold.	Achieved.
Ms. Gharbi earned 92% of her payout opportunity for her strategic personal objectives under our 2021 cash incentive plan.		

Ashok Belani, Executive Vice President, Schlumberger New Energy		
CATEGORY	**GOAL**	**ACHIEVEMENT**
New Energy	Establish a specified number of carbon capture and sequestration partnerships.	Achieved.
New Energy	Achieve certain milestones in lithium and hydrogen ventures.	Partially achieved.
Mr. Belani earned 83% of his payout opportunity for his strategic personal objectives under our 2021 cash incentive plan.		

Each January, our Compensation Committee reviews and, subject to approval by the Board's independent directors, approves our CEO's strategic personal objectives for that year. The Committee also annually assesses our CEO's performance against his strategic personal objectives established for the prior year, to determine the appropriate payout for the 30% portion of his annual cash incentive opportunity tied to his personal objectives. The CEO reviews and approves the strategic personal objectives of the other NEOs and assesses their performance against their pre-approved objectives in a similar way. The Committee annually approves the aggregate annual cash incentive payouts for all executive officers, including the payout portion related to an executive's strategic personal objectives.

Long-Term Equity Incentive Awards

LTI awards are designed to give NEOs and other high-value employees a long-term stake in the Company, incentivize the creation of sustained stockholder value, act as long-term retention and motivation tools, and align employee and stockholder interests over the long term.

In January 2021, our Compensation Committee approved changes to our LTI award mix. In reviewing the design of the 2021 LTI program for our executive officers, and considering feedback from our stockholders in 2019 and 2020, as well as the Committee's previous pay-for-performance assessments, the Committee determined that the program should:

- maintain a mix of absolute and relative PSU metrics, in light of the cyclicality of the Company's industry;
- incorporate an LTI vehicle that promotes stability and retention of our executive team through business cycles;
- incorporate total shareholder return in a more meaningful way;
- more closely align PSU performance metrics with our corporate strategy and publicly disclosed financial objectives; and
- continue to incentivize outperformance relative to other comparable companies in our industry.

Based on these considerations, in January 2021, the Committee awarded to our executives a mix of LTI grants, with 75% of their target LTI opportunity awarded in the form of PSUs—with payout contingent on achieving absolute and relative Company performance goals over three-year periods—and 25% awarded in the form of three-year, time-based RSUs. The Committee believes this diversified LTI grant program better balances the various compensation objectives set forth in this section.

In considering the reduced risk of time-based RSUs as a new component of our LTI program, the Committee also set the maximum overall payout opportunity under the 2021 LTI program at 200% of target—significantly lower than the 250% maximum under the 2020 LTI program, in line with market practice.

MAXIMUM LTI PAYOUT OPPORTUNITY REDUCED TO 200%

The 2021 LTI program consisted of four types of grants, equally weighted at target performance:

2021 LTI Program

25% Free Cash Flow Margin PSUs

The Committee approved awards of PSUs that will vest, if at all, based on our absolute free cash flow margin over a three-year performance period (the "**2021 FCF Margin PSUs**" or "**FCFM PSUs**"). The Committee selected absolute free cash flow margin as a performance metric for our 2021 LTI program, replacing our previous two-year free cash flow conversion rate metric, because the new metric more closely aligns with our long-term strategy and publicly disclosed free cash flow margin objectives.

25% TSR PSUs

The Committee approved awards of PSUs that will vest, if at all, based on our relative TSR percentile rank as compared to the cumulative TSR results achieved by eight companies of similar size and footprint in our industry over a three-year performance period (the "**2021 TSR PSUs**"). The Committee set the target performance goal above median at the 60th percentile—requiring performance better than five of the eight comparators to achieve target payout. The Committee selected relative TSR as a performance metric for our 2021 LTI program in order to more directly align LTI payouts with stockholder value creation.

25% ROCE PSUs

The Committee approved awards of PSUs that will vest, if at all, based on the average annual ROCE we achieve over a three-year performance period as compared to the average annual ROCE of our key oilfield services competitors together over the same period (the "**2021 ROCE PSUs**"). This PSU metric remains unchanged from the LTI grants awarded to our NEOs in 2020; however, for 2021, the Committee removed Weatherford International (Weatherford) from this PSU comparator group because it had underperformed the rest of the comparator group in recent years.

25% Time-Based RSUs

The Committee approved awards of three-year, time-based RSUs, to better secure the retention and stability of our executive team. While our executives had received 100% of their annual LTI grant in the form of PSUs since 2017, the Committee determined in 2021 that a more diversified LTI program better balances its objectives of:

- aligning pay-for-performance and creating stockholder value;
- motivating and incentivizing outperformance; and
- maintaining stability and retention through business cycles.

How We Determined the Value of 2021 LTI Equity Awards

The value of an executive's LTI grant increases with the level of responsibility at the Company. For our CEO and the other NEOs, it is the largest element of their compensation. In determining the value of LTI awards granted to our NEOs, our Compensation Committee (in recommending that the Board approve the CEO's awards) and the CEO (in recommending awards for the other NEOs) first consider market data regarding the LTI value for the most comparable positions in our main executive compensation peer groups, as well as several other factors, such as:

- the Company's financial and operating performance;
- the executive's size and mix of total direct compensation;
- internal pay equity;
- retention;
- achievement of non-financial goals;
- the executive's contribution to the Company's success;
- the level of competition for executives with comparable skills and experience; and
- the total value and number of equity-based awards granted to the executive over the course of their career, together with the retentive effect of additional equity-based awards.

In January 2021, our Compensation Committee approved (and in the case of Mr. Le Peuch, the independent members of the Board approved) awards to the NEOs as reflected in the table on the following page. Based on its review of comparator peer group data, the Committee determined to hold annual target LTI grant values flat for Messrs. Le Peuch and Belani. In addition, based on comparator peer group data and internal pay equity considerations, the Committee approved an increase in Mr. Biguet's annual target LTI dollar value from $2.5 million to $3.2 million. Lastly, based on internal pay equity considerations, as well as adjusted responsibilities following the Company's 2020 restructuring, the Committee approved a decrease in Mr. Al Mogharbel's annual target LTI dollar value from $3.72 million to $3.5 million, and an increase in Ms. Gharbi's annual target LTI dollar value from $3.2 million to $3.5 million.

The following table details the number of PSUs (at target) and RSUs granted to our NEOs in 2021 and the estimated target values of our NEOs' 2021 and 2020 LTI awards, as well as the year-over-year percentage change between the two amounts.

Name	Target Number of FCFM PSUs	Target Number of TSR PSUs[(1)]	Target Number of ROCE PSUs	Number of RSUs	Target Value for 2021 LTI[(2)]	Target Value for 2020 LTI[(3)]	% Change
O. Le Peuch	110,290	96,440	110,290	110,290	$10,500,000	$10,500,000[(4)]	0%
S. Biguet	33,610	29,390	33,610	33,610	$3,200,000	$2,500,000	28%
K. Al Mogharbel	36,760	32,150	36,760	36,760	$3,500,000	$3,720,000	(6)%
H. Gharbi	36,760	32,150	36,760	36,760	$3,500,000	$3,200,000	9%
A. Belani	37,820	33,060	37,820	37,820	$3,600,000	$3,600,000	0%

(1) The number of TSR PSUs granted to our NEOs in 2021 was determined using a different grant date fair value than was used for FCF Margin PSUs, ROCE PSUs and RSUs. For additional details, see footnote (3) to the Summary Compensation Table on page 54 of this proxy statement.

(2) The actual grant date fair value of each grant, computed in accordance with applicable accounting standards, is disclosed in the Grants of Plan-Based Awards in 2021 table on page 55 of this proxy statement.

(3) The actual grant date fair value of each grant, computed in accordance with applicable accounting standards, was disclosed in the Grants of Plan-Based Awards for Fiscal Year 2020 table in the proxy statement for our 2021 AGM.

(4) As discussed in "—CEO Pay Summary" on page 34 above, Mr. Le Peuch received an award of PSUs in August 2019 with a target value of $10.5 million in connection with his promotion to CEO, which served as and was granted in lieu of any annual LTI award that he otherwise would have received in 2020.

2021 Absolute FCF Margin PSUs — Performance Measures and Goals

In January 2021, our Compensation Committee set goals for the new 2021 FCF Margin PSUs based on our absolute free cash flow margin over a three-year performance period (January 1, 2021 to December 31, 2023). At the end of the performance period, the Committee will certify our three-year cumulative absolute free cash flow margin and then determine the percentage of shares earned based on the graph below.

2021 FCF Margin PSU Payout Matrix

300%
250%
200%
150%
100%
50%
0%
Payout (%)
Schlumberger three-year cumulative free cash flow margin results, averaged from 2009 to 2020
8.5%
9.0%
9.5%
10.0%
10.5%
11.0%
11.5%
12.0%
FCF Margin (%)

The number of 2021 FCF Margin PSUs that will vest and convert to shares as of the vesting date can range from 0% to 250% of target, depending on our absolute free cash flow margin performance, but in no event will payout relating to this metric exceed 250% of target. As illustrated in the graph above, no shares of our common stock will be earned if our free cash flow margin over the three-year performance period is less than 9.0%. In setting this minimum goal, the Committee considered that the Company's three-year cumulative free cash flow margin, averaged from 2009 to 2020, was 8.6%. Therefore, the Company would need to exceed these historical margin results in order for any 2021 FCF Margin PSUs to vest.

Free cash flow margin is calculated as free cash flow divided by revenue. Free cash flow margin measures how efficiently we convert revenue into cash, and is an indicator of capital efficiency. In selecting absolute free cash flow margin as the performance metric for 25% of our NEOs' 2021 target LTI dollar value, the Committee considered that this metric was aligned with our capital allocation strategy and publicly disclosed financial objective of achieving double-digit free cash flow margin. The Committee also believes that tying a portion of our NEOs' LTI payout to free cash flow margin encourages our executives to:

- generate cash flow to allow for net debt reduction in line with our external commitments,
- maintain capital discipline,
- make key investments and capital expenditures in line with our stated strategy, including our energy transition strategy, and
- increase the liquidity of the Company.

The Committee also sought to maintain a mix of absolute (free cash flow margin) and relative (ROCE and TSR) metrics in our NEOs' PSU awards, to effectively manage industry cycles.

For purposes of the 2021 FCF Margin PSUs, free cash flow represents cash flow from operations less capital expenditures, investments in APS projects, and multiclient seismic data costs capitalized. For a reconciliation of free cash flow to cash flow from operations, see Appendix A.

2021 Relative TSR PSUs — Performance Measures and Goals

In January 2021, our Compensation Committee set goals for the new 2021 TSR PSUs based on our relative TSR percentile rank, as compared to the cumulative TSR results achieved by eight companies of similar size and footprint in our industry over a three-year performance period (January 1, 2021 to December 31, 2023) (each, a "**TSR comparator company**"). At the end of the performance period, our Compensation Committee will certify the three-year, cumulative TSR results for us and for each TSR comparator company, based on the average of the last 20 trading days at the start and end of the performance period. The Committee will then determine our percentile rank relative to the TSR comparator companies, as well as the percentage of shares earned based on the table below.

Relative TSR Percentile Rank	% of Target Shares Earned (Payout %)(1)
Below 25th percentile	*0%*
25th percentile	*25%*
60th percentile	*100%*
100th percentile (*i.e.* higher TSR than all TSR comparator companies)	*200%*

(1) Number of shares determined by straight-line interpolation between performance levels.

The number of 2021 TSR PSUs that will vest and convert to shares as of the vesting date can range from 0% to 200% of target, depending on our relative TSR performance, but in no event will payout relating to this metric exceed 200% of target. In setting the maximum payout opportunity for the 2021 TSR PSUs at 200%, which is below the maximum payout for the 2021 FCF Margin PSUs and 2021 ROCE PSUs, the Committee considered that management's efforts would more directly affect free cash flow margin and ROCE, whereas management had less control over the Company's TSR relative to that of the TSR comparator companies, due to external market and economic influences.

As illustrated by the table in this section, the Compensation Committee set the target performance goal above median at the 60th percentile—requiring performance better than five of the eight TSR comparator companies to achieve target payout. No shares of our common stock will be earned if our three-year, cumulative TSR is in the bottom 25th percentile rank as compared to that of the individual TSR comparator companies.

TARGET SET ABOVE MEDIAN RELATIVE TSR PERFORMANCE

In selecting the TSR comparator companies for the 2021 TSR PSUs, the Committee focused on companies in the energy sector of generally similar revenue, market capitalization and footprint to Schlumberger. This is because the Committee believes that, in evaluating our relative TSR performance, the most appropriate comparisons are against companies in the energy sector affected by the same external factors as we are. The TSR comparator companies for the 2021 TSR PSUs are: Apache Corporation, Baker Hughes, ConocoPhillips, Halliburton, Hess Corporation, NOV Inc. (NOV), Occidental Petroleum, and TechnipFMC. Four of the TSR comparator companies are included in the ROCE comparator group for the 2021 ROCE PSUs, and six are included in our oil industry peer group, as discussed further under "—Other Aspects of Our Executive Compensation Program—Our Peer Group Companies" beginning on page 49 of this proxy statement. For purposes of calculating the vesting of the 2021 TSR PSUs, any TSR comparator company that is acquired will be removed from the percentile rankings, and any company that files for bankruptcy will be deemed to have achieved the lowest ranking three-year TSR result.

2021 Relative ROCE PSUs — Performance Measures and Goals

In January 2021, our Compensation Committee set goals for the 2021 ROCE PSUs based on our average annual ROCE over a three-year performance period (January 1, 2021 to December 31, 2023), as compared to the average annual ROCE of the following oilfield services competitors, taken together over the same period: Halliburton, Baker Hughes, TechnipFMC and NOV (collectively, the "**ROCE comparator group**"). At the end of the performance period, the Committee will certify our average ROCE and that of the ROCE comparator group as a whole, and then determine the percentage of shares earned based on the graph below.

2021 Relative ROCE PSU Payout Matrix

Payout (%)
300%
250%
200%
150%
100%
50%
0%
-500 -400 -300 -200 -100 0 100 200 300 400 500 600 700
Delta ROCE (bps)

The number of 2021 ROCE PSUs that will vest and convert to shares as of the vesting date can range from 0% to 250% of target, depending on our relative ROCE performance, but in no event will payout relating to this metric exceed 250% of target. As illustrated in the graph above, consistent with the ROCE PSUs granted in 2020:

- If our average annual ROCE over the three-year performance period is four percentage points or more below the average of the ROCE comparator group, then no 2021 ROCE PSUs will vest and no shares will be earned. This is because our Compensation Committee believes our executives should not receive PSU payouts for significantly low relative ROCE performance.
- If our average annual ROCE over the three-year performance period is equal to that of the average of the ROCE comparator group as a whole, then the 2021 ROCE PSUs will vest at 100% of target. If our average annual ROCE over that period is higher than that of the average of the ROCE comparator group as a whole, then the 2021 ROCE PSUs will vest between 101% and 250% of target, as shown by the solid line in the graph above.
- In addition, if both (x) our absolute, single-year ROCE is greater than 10% in 2023, and (y) our single-year 2023 ROCE exceeds that of the average of the ROCE comparator group as a whole, then the 2021 ROCE PSUs will vest at an increased rate (up to a maximum of 250%), as shown by the dotted line in the graph above.

ROCE is a measure of the efficiency of our capital employed, and is a comprehensive indicator of long-term Company and management performance, measured in a way that is tracked and understood by many of our investors. Our Compensation Committee has based a portion of our NEOs' LTI awards on a relative ROCE metric since 2016, because this metric allows us to directly compare how efficiently we deploy our capital against our key oilfield services competitors. The Committee also believes that tying a portion of our executives' LTI payout to achieving our capital efficiency goals and comparing these results to our competitors will motivate our executives to focus on performance, and result in increased revenue and improved margins. In selecting ROCE as the performance metric for 25% of our NEOs' 2021 target LTI dollar value, the Committee also considered that ROCE performance goals align executives' potential ROCE PSU payouts with the Company's goal of achieving absolute ROCE above the Company's weighted average cost of capital.

We calculate ROCE as a ratio, the numerator of which is (a) income from continuing operations, excluding charges and credits plus (b) after tax net interest expense, and the denominator of which is (x) stockholders' equity, including non-controlling interests (average of beginning and end of each quarter in the year), plus (y) net debt (average of beginning and end of each quarter in the year). Our Compensation Committee has discretion to cap payouts on the 2021 ROCE PSUs at 100% of target in the event of material asset impairments attributable to M&A transactions and other management decisions.

Payouts Under Prior LTI Awards

Stock Options

Prior to 2017, the Company had granted a significant portion of its LTI compensation to executives in the form of stock options. As of December 31, 2021, all of our executives' outstanding stock options were "underwater."

PSUs Vesting in 2021

As previously disclosed in the proxy statement for our 2021 AGM, in January 2021 our Compensation Committee approved the relative ROCE results for the PSUs issued to our NEOs in 2018. The relative ROCE PSUs issued in 2018 were earned at 134% of target, based on our average annual ROCE over the three-year performance period being 173 basis points above the average annual ROCE of five key oilfield services competitors taken together over the same period. These competitors were Halliburton, Baker Hughes, TechnipFMC, Weatherford and NOV (the "**prior ROCE comparator companies**"). For additional details, see the Option Exercises and Stock Vested in 2021 table on page 58 of this proxy statement.

PSUs Vesting in 2022

In January 2019, our Compensation Committee approved PSU awards to our NEOs as follows, in each case subject to a three-year relative TSR modifier:

- With respect to 50% of our NEOs' 2019 target LTI dollar value, payout was conditioned based on the percentage of our cumulative net income, excluding charges and credits, converted to free cash flow from January 1, 2019 to December 31, 2020 (the "**2019 FCF Conversion PSUs**").
- With respect to 50% of our NEOs' 2019 target LTI dollar value, payout was conditioned based on our average annual ROCE achieved over a three-year performance period as compared to the average annual ROCE of the prior ROCE comparator companies, taken together over the same period (the "**2019 ROCE PSUs**").

In January 2021, the Committee determined that we achieved a cumulative free cash flow conversion rate of 166% for the two-year performance period applicable to the 2019 FCF Conversion PSUs, representing achievement of 250% of target, based on the Committee's previously approved performance criteria. At the time, these PSUs remained subject to the TSR modifier, which would have caused payouts to be reduced by 25% if our three-year, cumulative TSR was in the bottom 33rd percentile rank as compared to the individual companies comprising the Philadelphia Oil Services Sector index as of January 2019. In January 2022, the Committee determined that the TSR modifier did not trigger a negative adjustment to the 2019 PSU payouts, because Schlumberger's TSR ranked at the 89th percentile. As a result, in January 2022, our NEOs earned 250% of target under the 2019 FCF Conversion PSUs.

In January 2022, the Committee also approved the results for the 2019 ROCE PSUs using the Committee's previously approved performance criteria. Specifically, the Committee determined that the 2019 ROCE PSUs had been earned at 182% of target, based on Schlumberger's average annual ROCE being 327 basis points above the average of the prior ROCE comparator companies through the third quarter of 2021, which was the then-most recent fiscal period end reported by all the prior ROCE comparator companies. Because not all the prior ROCE comparator companies had reported their 2021 audited results as of January 2022, the Committee approved a preliminary issuance of 90% of the shares earned under the 2019 ROCE PSUs. Any additional shares finally determined to have been earned will be issued after all the prior ROCE comparator companies disclose their full-year 2021 audited results.

Unvested PSU Awards

In January 2020, our Compensation Committee approved PSU awards to our NEOs (other than the CEO), all of which are subject to a three-year relative TSR modifier and therefore remain unvested. At the end of all applicable performance periods, the Committee will determine the number of shares ultimately earned under these PSUs.

Other Benefits

Officer Departure Guidelines

In 2020, our Compensation Committee approved guidelines covering, among other things, LTI vesting, salary, benefits and other compensation matters for officers departing the Company, either because they are eligible for retirement, early retirement or special retirement, or because they are involuntarily terminated (if not eligible for retirement). These guidelines are a non-binding framework for management's reference in its executive succession planning, with flexibility as required by specific situations.

Under the guidelines, we may, at our discretion, enter into agreements with outgoing officers whereby they would remain employed by the Company during the agreement term and would receive annual cash payments that would generally be less than their pre-termination annual base salary. In addition, outgoing officers would receive a prorated cash incentive award payment with respect to the year of their departure. They would also receive benefits such as medical and insurance during the agreement term, and would continue to vest in previously granted LTI awards, but would not receive any new LTI awards during the term. In exchange, the outgoing officers would agree to be available to Schlumberger for 50% of their business time during the term, and agree to non-competition, non-solicitation, and non-disparagement covenants.

Broadly Available Benefit Plans

We seek to provide benefit plans, such as medical coverage and life and disability insurance, on a country-by-country basis in line with market conditions. Where the local practice is considered to be less than the Schlumberger minimum standard, we generally offer the Schlumberger standard. Our NEOs are eligible for the same benefit plans provided to other employees, including medical coverage and life and disability insurance, as well as supplemental plans chosen and paid for by employees who wish to obtain additional coverage. There are no special insurance plans for our NEOs.

In line with Schlumberger's aim to encourage long-term careers with the Company and to promote retention, retirement plans are provided, where possible and according to local market practice, for all employees, including NEOs. For details regarding our pension plans and nonqualified deferred compensation plans, see "Executive Compensation Tables—Pension Benefits," "—Nonqualified Deferred Compensation," "—Potential Payments Upon Termination or Change in Control—Retirement Plans," and "—Retiree Medical" and the accompanying narratives beginning on page 58 of this proxy statement.

Limited Perquisites

We provide only limited perquisites to our NEOs, which are identified in the footnotes to the Summary Compensation Table.

Agreements with Outgoing NEOs

Schlumberger has entered into an agreement with Mr. Belani in connection with his decision to step down as Executive Vice President, Schlumberger New Energy, effective as of April 1, 2022 (the "Belani Agreement"). Under the Belani Agreement, Mr. Belani will serve as Senior Strategic Advisor to our CEO through March 31, 2024, to support certain technology and innovation projects. Mr. Belani has also agreed to certain restrictive covenants under the Belani Agreement, including three-year non-competition and non-solicitation undertakings, as well as confidentiality and non-disparagement undertakings and a waiver and release of claims.

In consideration for his services as Senior Strategic Advisor, the restrictive covenants, and the waiver and release, Mr. Belani will receive, for a two-year period: (1) an annual cash payment equal to his current base salary; (2) continued participation in our health, welfare and insurance plans for which he is eligible as an employee; (3) continued accrual of benefits under our pension and profit-sharing plans; and (4) a cash incentive award for 2022 prorated for the period worked until April 1, 2022, to be paid in early 2023 upon achievement of previously established personal and financial performance targets. In addition, because Mr. Belani is eligible for retirement under the terms of our LTI award agreements, his outstanding LTI awards will continue to vest in accordance with the terms applicable to those grants.

As a high-technology energy services company, we believe that our greatest competitive strengths are our people and our intellectual property. Mr. Belani has led Schlumberger New Energy and its portfolio of businesses in low-carbon and carbon-neutral energy technologies since its launch in 2020, and prior to that, served for over a decade as the Company's Chief Technology Officer and Executive Vice President, Technology. He has critical knowledge about our technology and innovation strategy, important relationships with Schlumberger New Energy's strategic partners and joint ventures, and deep ties to the scientific community within Schlumberger and externally. Thus, the Compensation Committee believed it to be in the best interest of the Company and our stockholders to enter into an agreement with Mr. Belani to secure his continued support on key technology and innovation projects where his expertise and significant contacts will benefit the advancement of the Company's strategy. In addition, the Belani Agreement secures his covenant not to compete with us and prohibits him from soliciting key employees for a period of three years. If the undertakings in the Belani Agreement are breached, we may immediately stop payment of all cash amounts that would otherwise be due to Mr. Belani, all outstanding equity awards will be subject to cancellation, and we may require repayment of consideration previously paid or vested under the agreement.

In addition, Schlumberger has entered into an agreement with Ms. Gharbi in connection with her decision to step down as Executive Vice President, Services and Equipment, effective as of May 1, 2022 (the "Gharbi Agreement"). Under the Gharbi Agreement, Ms. Gharbi agreed to certain restrictive covenants, including three-year non-competition and non-solicitation undertakings, as well as confidentiality and non-disparagement undertakings and a waiver and release of claims. Ms. Gharbi has also agreed to provide certain services to the Company during the term of the Gharbi Agreement.

In consideration for the restrictive covenants, the waiver and release, and the provision of certain services, Ms. Gharbi will receive: (1) for a three-year period, continued accrual of benefits under our pension and profit-sharing plans based on her 2022 base salary; and (2) a cash incentive award for 2022 prorated for the period worked until May 1, 2022, to be paid at target. In addition, the PSU and RSU awards previously granted to her in 2020 and 2021 will continue to vest in accordance with the terms applicable to those grants. Under the Gharbi Agreement, the PSU awards that Ms. Gharbi received in January 2022 are scheduled to vest at target in early 2025.

Ms. Gharbi has extensive strategic knowledge about Schlumberger and our industry, as well as strong relationships with key customers and partners. Thus, the Compensation Committee believed it to be in the best interest of the Company and our stockholders to enter into an agreement with Ms. Gharbi to secure her covenant not to compete with us and to prohibit her from soliciting key employees for a period of three years. If the undertakings in the Gharbi Agreement are breached, we may immediately stop payment of all cash amounts that would otherwise be due to Ms. Gharbi, all outstanding equity awards will be subject to cancellation, and we may require repayment of consideration paid or vested under the agreement.

Other Aspects of Our Executive Compensation Program

Competition for Our Executive Talent

A primary consideration of our Compensation Committee in overseeing our executive compensation program is the need to motivate and retain what it considers to be the best executive talent in the energy industry. We are the world's leading provider of technology to the global energy industry, and the Committee believes that delivering financial and operational outperformance and long-term stockholder returns depends on our ability to attract, develop and retain the best talent globally. A highly competitive compensation package is critical to this objective.

In light of the foregoing, the Committee generally seeks to target total direct compensation for our NEOs between the 50th and 75th percentiles of our two main executive compensation peer groups; however, the Committee may position an NEO who is new to a position at or below the 50th percentile for a period of time. For example, the target value of our CEO's 2021 total direct compensation places him at approximately the 50th percentile among CEOs in our general industry peer group. An NEO's target total direct compensation depends on a variety of factors, including tenure in a particular position, individual and Company performance, and internal pay equity.

The Committee believes that the 50th to 75th percentile range is appropriate to target because of Schlumberger's leading position in the oilfield services industry; because competition for our executive talent in the oil and gas industry is exceptionally fierce; and because our executives are very highly sought after, both by our direct oilfield services competitors and by other leading oil and gas, advanced extractive, technology-driven manufacturing, and engineering-focused companies.

In approving this target range and when setting compensation for 2021, the Committee considered that many current and former senior executives of leading companies in various industries have previously served in senior management at Schlumberger. Former members of senior Schlumberger management have either been, or are, senior executives at the following competitors, customers and other technology- and engineering-focused companies:

Baker Hughes* *(past Chairman and CEO, current CHRO and CLO, and other senior executives)*	**TechnipFMC*** *(current Chairman, CEO and CTO, and past Chairman, CEO and CHRO)*	**Weatherford** *(past acting CEO and CFO, and other senior executives)*	**BAE Systems*** *(current CEO, CFO and CHRO)*
Engie *(current CEO)*	**Patterson-UTI Energy** *(current CEO)*	**CGG** *(current CEO and CFO)*	**BG Group** *(past Chairman and COO)*
ConocoPhillips* *(past CTO)*	**YPF** *(past CEO)*	**Kuwait Airlines** *(current CEO)*	**Technip Energies** *(current CLO)*
Valaris *(past CEO and CLO)*	**NESR** *(current CEO, CFO and COO)*	**OilSERV** *(current CFO)*	**Wood** *(current senior executive)*
Expro *(current CEO, and past CEO and CFO)*	**Nabors** *(current CFO and other senior executives)*	**Noble Corporation** *(current CLO)*	**NexTier Oilfield Solutions** *(current CEO, CFO, COO and other senior executives)*
Rio Tinto* *(past CHRO)*	**Flowserve** *(current CEO)*	**Borr Drilling** *(current CEO and past CFO)*	**Archer** *(current CEO and past CFO)*
Seadrill *(past COO)*			

CEO = Chief Executive Officer
CFO = Chief Financial Officer
COO = Chief Operating / Commercial Officer
CTO = Chief Technology Officer
CLO = Chief Legal Officer / General Counsel
CHRO = Chief Human Resources Officer

* *Included in one of our main executive compensation peer groups*

Our Peer Group Companies

Our Compensation Committee considers formal executive compensation survey data prepared by Pay Governance when it reviews and determines executive compensation, and when considering changes to our executive compensation program. The Committee considers data for the companies comprising our two "main executive compensation peer groups": our oil industry peer group and our general industry peer group. The Committee believes these peer groups together provide the robust market data necessary to assess the talent markets available to our executive officers, both in the oil and gas sector and in other global advanced extractive, technology-driven manufacturing, and industrial engineering-focused sectors. General industry peer group comparisons are particularly relevant for non-operations positions, where skills and experience may be easily transferable to other industries. In addition, the evolving energy industry environment creates challenges in maintaining a robust peer group comprising solely oilfield services and upstream companies, given decreases in individual company scope, as well as bankruptcies and consolidations in recent cycles.

The Committee annually reviews the specific selection criteria for our main executive compensation peer groups, such as competition for business or executive talent, revenue, market capitalization, and scope of international operations. Pay Governance annually recommends for the Committee's review the addition or removal of companies from these peer groups, based on the Committee's selection criteria. As a general matter, the Committee selects suitable comparator companies such that the companies in these peer groups, at the median, approximate Schlumberger's estimated revenue in the then-current year and its then-current market capitalization. The Committee modifies its peer group criteria as appropriate while seeking a satisfactory degree of stability, to provide a consistent basis for comparison.

In July 2020, our Compensation Committee directed Pay Governance to re-assess the companies comprising our main executive compensation peer groups in light of Schlumberger's evolving business strategy and 2020 corporate reorganization. As a result of this assessment, the Committee reviewed and approved changes to these peer groups that it believes more appropriately reflect our strategy and address current and future executive talent markets. In selecting the companies for inclusion in our main executive compensation peer groups, the Committee focused on companies in countries with robust pay disclosure.

The companies comprising the oil industry peer group and the general industry peer group effective for 2021 compensation decisions are set forth below.

OIL INDUSTRY PEER GROUP

The oil industry peer group comprises ten companies in the energy sector, primarily in the oilfield services and equipment and upstream oil and gas industries, with 2019 revenues between $8.5 billion and $44.6 billion. Our Compensation Committee identified these companies as being broadly comparable to Schlumberger in terms of revenue and market value, and also competing with us for business or executive talent. Several members of this peer group frequently seek to recruit Schlumberger executives for their senior executive roles. See "—Competition for Our Executive Talent" on page 49.

In July 2020, our Compensation Committee, applying the selection criteria above, approved the removal of seven companies from the oil industry peer group, effective for 2021 compensation decisions: Anadarko Petroleum, Chevron, Devon Energy, Eni SpA, Marathon Petroleum, Phillips 66, and Valero Energy. The purpose of these removals was to enhance the relevance of this peer group for Schlumberger, by eliminating very large integrated oil companies and those with a retail or downstream focus, as well as acquired companies. As a result of the foregoing, Schlumberger was positioned at the 58th percentile of the oil industry peer group in terms of 2019 revenue, and at the 66th percentile of this peer group in terms of market capitalization as of May 2020.

Baker Hughes	Imperial Oil
BHP Group	NOV
ConocoPhillips	Occidental Petroleum
EOG Resources	Suncor Energy
Halliburton	TechnipFMC

GENERAL INDUSTRY PEER GROUP

The general industry peer group comprises 23 global advanced extractive, technology-driven manufacturing, and industrial engineering-focused companies with annual revenues, market valuations and global scopes that are similar to Schlumberger's. The companies in this peer group had 2019 revenues between $14.4 billion and $59.8 billion, non-U.S. annual revenue greater than 20% of consolidated revenue, and market capitalization generally greater than $8 billion. This peer group focuses on Schlumberger's current and future executive talent markets beyond the oil and gas sector, given the competencies needed for the Company's future success. It excludes pure technology companies, such as microprocessor manufacturers and software companies.

In July 2020, our Compensation Committee, applying the selection criteria above, removed eight pure technology companies from the general industry peer group, effective for 2021 compensation decisions: Accenture, Cisco Systems, Hewlett Packard Enterprise, Intel, Oracle, QUALCOMM, SAP SE, and Texas Instruments. The Committee also removed three other companies that did not meet the revenue criteria above (Raytheon Technologies, Raytheon, and Fluor), and added four new companies, as identified by asterisks below. As a result of the foregoing, Schlumberger was positioned at the 36th percentile of this peer group in terms of both 2019 revenue and May 2020 market capitalization.

3M Company	General Dynamics
ABB	Honeywell
Anglo American	HP
BAE Systems	Johnson Controls
Caterpillar	Koninklijke Philips
Compagnie de Saint-Gobain	Lockheed Martin
Deere & Company	LyondellBasell
*Dow	Rio Tinto
*DuPont	Rolls-Royce Holdings
*Eaton	Schneider Electric
Emerson Electric	*Trane Technologies
Freeport-McMoRan	(formerly Ingersoll-Rand)

Executive Compensation Governance

No Ongoing Employment Agreements

Historically, our NEOs have not had ongoing employment or severance agreements during their service with us as executive officers, and they serve at the will of the Board. This enables the Company to terminate their employment using judgment as to the terms of any severance arrangement and based on specific circumstances at the time they cease being executive officers. Our NEOs do not have change in control agreements, and we do not enter into employment, severance or change-in-control agreements with newly hired executive officers. For details regarding our agreements with outgoing NEOs, see "—Elements of 2021 Total Direct Compensation—Agreements with Outgoing NEOs" on page 48.

Stock Ownership and Holding Requirements

Our Board and Compensation Committee strongly believe in linking executive long-term rewards to stockholder value. Our executive stock ownership guidelines require our executives to hold a minimum dollar value of Schlumberger common shares as set forth below:

Title	Stock Ownership Multiple
Chief Executive Officer	6x base salary
Executive Vice Presidents	3x base salary
Executive officers (non-EVP)	2x base salary
Presidents and other EVP direct reports	1x base salary

All executives subject to the guidelines must retain 50% of the net shares they acquire upon the exercise of stock options and after the vesting of PSUs and RSUs, after payment of applicable taxes, until they achieve the required ownership level.

The guidelines provide that executives have five years to satisfy the ownership requirements. After the five-year period, executives who have not met their minimum stock ownership requirement must retain 100% of the net shares they acquire upon stock option exercises and any PSU and RSU vesting until they achieve their required ownership level. Stock ownership for the purpose of these guidelines does not include shares underlying vested or unvested stock options, unvested RSUs or unvested PSUs.

As of January 31, 2022, all of our NEOs were in compliance with our stock ownership guidelines.

Clawback Policy

Our Board has adopted a clawback policy to recoup performance-based incentive compensation, whether paid in the form of equity or cash, in the event of specified restatements of financial results. Under this policy, if financial results are restated due to fraud or other intentional misconduct, our Compensation Committee will review any performance-based or incentive compensation paid to executive officers who are found to be personally responsible for the fraud or other intentional misconduct that caused, in whole or in part, the need for the restatement. Based on that review, the Committee will take any actions it deems appropriate or necessary, including recoupment of any amounts paid in excess of the amounts that would have been paid based on the restated financial results. In addition, our PSU awards and any shares of stock issued upon the vesting of PSU awards are subject to recoupment under the terms of those awards.

Anti-Hedging and Anti-Pledging

Our executive officers and directors are prohibited from using any strategies or products (such as derivative securities or short-selling techniques) to hedge, directly or indirectly, against potential changes in the value of Schlumberger common stock. In addition, our executive officers and directors, as well as certain other key employees, are prohibited from holding Schlumberger securities in a margin account or pledging Schlumberger securities as collateral for a loan. Our insider trading policy strongly discourages, but does not prohibit, other employees from engaging in speculative transactions, including hedging or other financial mechanisms, holding Schlumberger securities in a margin account or pledging Schlumberger securities.

Process for Setting Executive Compensation

Compensation Committee Review

Our Compensation Committee reviews the elements of our NEOs' total direct compensation throughout the year, to evaluate whether each element remains competitive with the companies in our two main executive compensation peer groups. In making compensation decisions, the Committee relies on its own judgment after reviewing external market data, and also considers the following factors:

- the executive's scope of responsibilities, as well as leadership, management and technical expertise, growth potential, and position in our reporting structure;
- overall Company and individual performance;
- retention needs;
- the recommendations of our CEO (except with respect to his own compensation); and
- internal pay equity.

Each January, the Committee evaluates all elements of executive officer compensation, after reviewing the prior year's results and the achievement of Company financial objectives and each officer's strategic personal objectives. The purpose of this annual evaluation is to determine whether any changes in an officer's compensation may be appropriate. The CEO does not participate in the Committee's deliberations regarding his own compensation. At the Committee's request, the CEO reviews with the Committee the performance of the other executive officers, but no other NEO has any input in executive compensation decisions. Our Compensation Committee gives substantial weight to the CEO's evaluations and recommendations because he is particularly able to assess the other executive officers' performance and contributions to Schlumberger. Our Vice President of Human Resources assists the CEO in developing the other executives' performance reviews and reviewing external market data to determine the CEO's executive compensation recommendations.

The following table summarizes the approximate timing of significant annual executive compensation events:

EVENT	TIMING
Establish Company financial objectives and CEO strategic personal objectives	January of each year with respect to the current year
Review and approve the peer group companies used for compensation benchmarking	July of each year for compensation in the following year
Pay Governance provides analysis for our Compensation Committee to evaluate year-to-date compensation decisions in light of year-to-date comparative data, and to prepare for the annual executive officer compensation review in January	October of each year for compensation in the following year
Evaluate Company and executive performance (achievement of objectives established in previous year) and recommend annual cash incentive payout based on those results	Results approved in January of each year for annual cash incentive compensation with respect to the prior year. The annual cash incentive earned for the prior year is paid in February of the current year
Review and recommend executive base salaries and determine equity-based grants	January of each year for base salaries for that year and for equity-based grants

Equity Grant Practices

Our Compensation Committee is responsible for granting long-term equity-based compensation under our omnibus stock incentive plans. The Committee approves a preliminary budget for equity-based grants for the following year at each October meeting. Awards for the CEO are granted by the Committee following approval by the independent members of the Board. Awards for executive officers other than the CEO are granted by the Committee and discussed with the Board. Management determines the allocation of equity-based grants for other groups within the Company and individual recommendations are made by the heads of the groups and approved by the CEO. In addition to considering the value of each equity-based award, management and the Committee also consider, as an additional factor in approving long-term equity awards, the overall potential stockholder dilution impact and "burn rate," which is the rate at which awards are granted as a percentage of common shares outstanding.

The regular Board and Compensation Committee meeting schedule is set at least a year in advance, with meetings held quarterly in mid-January, mid-April, mid-July and mid-October. Annual grants of equity-based awards to our NEOs and other executives, as well as to other eligible employees, are made at the Committee's January meeting. Additionally, specific grants may be made at other Committee meetings to recognize an employee's promotion, change in responsibility or specific achievement, or to achieve other key compensation objectives, such as retention. Generally, the Committee sets the grant date for equity awards as the Committee meeting date, which is usually two days in advance of the Company's announcement of earnings. The Company does not time the release of material non-public information for the purpose of affecting the values of equity grants. At the time equity grant decisions are made, our Compensation Committee is aware of the earnings results, but it does not adjust the size or the mix of grants to reflect possible market reaction.

In addition, PSUs and RSUs do not accrue or pay dividends or dividend equivalents prior to vesting.

Independent Compensation Consultant

Our Compensation Committee has retained Pay Governance as its independent consultant with respect to executive compensation matters, as well as non-employee director compensation matters. Pay Governance works with Schlumberger's Human Resources department to compile annual compensation data for each executive officer, and to compare the compensation opportunities of our executive officers with those at comparable roles at companies in our main executive compensation peer groups. Pay Governance also annually prepares an analysis of competitive non-employee director compensation levels and market trends using the same two main peer groups as are used for the annual executive officer compensation review.

Pay Governance reports only to, and acts solely at the direction of, our Compensation Committee. The Committee has assessed the independence of Pay Governance pursuant to SEC rules and has concluded that its work did not raise any conflict of interest that would prevent Pay Governance from independently representing our Compensation Committee.

Tax Policy

Section 162(m) of the Internal Revenue Code limits the amount of compensation that may be deducted per covered employee, including each of our NEOs, to $1 million per taxable year. Thus, it is expected that compensation deductions for any covered individual will be subject to a $1 million annual deduction limitation. Although the deductibility of compensation is a consideration evaluated by our Compensation Committee, the Committee believes that the lost deduction on compensation for our NEOs is not material relative to the benefit of being able to attract and retain talented management. Accordingly, the Committee will continue to approve executive compensation that it believes is best for Schlumberger without regard to whether the compensation is fully deductible.

Executive Compensation Tables

Summary Compensation Table

The following table sets forth information regarding the total compensation paid to our NEOs for fiscal years 2021, 2020 and 2019.

Name	Year	Salary ($)[2]	Stock Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value & Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
Olivier Le Peuch[1]	2021	1,400,000	10,499,803	3,916,100	802,703	176,896	16,795,502
Chief Executive Officer	2020	1,383,846	—	2,251,200	1,844,619	170,419	5,650,084
	2019	1,147,500	14,515,858	2,360,250	981,058	112,504	19,117,170
Stephane Biguet	2021	770,000	3,199,750	1,458,400	462,189	127,749	6,018,088
Executive Vice President	2020	755,193	2,499,742	837,000	767,587	119,081	4,978,603
and Chief Financial Officer							
Khaled Al Mogharbel	2021	900,000	3,499,787	1,715,850	(96,053)	244,569	6,264,153
Executive Vice President,	2020	889,615	3,719,674	1,045,800	297,898	262,956	6,215,943
Geographies	2019	895,000	5,770,142	1,423,050	327,754	211,550	8,627,496
Hinda Gharbi	2021	850,000	3,499,787	1,599,300	558,053	289,299	6,796,494
Executive Vice President,	2020	808,500	3,199,854	932,650	1,072,011	156,943	6,169,958
Services and Equipment	2019	764,167	4,729,651	1,176,800	623,734	186,226	7,480,578
Ashok Belani	2021	900,000	3,600,241	1,670,850	11,685	58,374	6,241,150
Executive Vice President,	2020	889,615	3,599,918	1,045,800	1,205,590	70,968	6,811,891
Schlumberger New Energy	2019	900,000	3,599,568	1,476,000	968,224	37,209	6,981,001

(1) Mr. Le Peuch did not receive an LTI award in 2020, because he had received an award of PSUs in August 2019 with a target value of $10.5 million in connection with his promotion to CEO. This award was in lieu of any annual LTI award that he would have otherwise received in 2020. See “Compensation Discussion and Analysis—CEO Pay Summary” on page 34 for additional details.

(2) The Compensation Committee made no changes to the base salaries of our NEOs in 2021. Base salaries for 2020 reflect that all of our NEOs agreed to a 20% temporary reduction in their base salaries effective for the second quarter of 2020, in response to the COVID-19 pandemic and the global economic downturn.

(3) Includes the value of PSU and RSU awards. For 2021, each amount reflected in the “Stock Awards” column is the aggregate grant date fair value of (x) the 2021 FCF Margin PSUs, 2021 ROCE PSUs and 2021 TSR PSUs at target level performance, and (y) the 2021 RSUs that were granted to our NEOs. Each amount reflects an accounting expense and does not correspond to actual value that may be realized by an NEO in the future. The number of equity awards granted in 2021 to each NEO is provided in the Grants of Plan-Based Awards in 2021 table on page 55. PSUs and RSUs do not pay dividends or dividend equivalents or have voting rights prior to vesting. Accordingly, with respect to the 2021 FCF Margin PSUs, 2021 ROCE PSUs and 2021 RSUs, the fair value of these awards is the quoted market price of our common stock on the grant date less the present value of the expected dividends not received prior to vesting. With respect to the 2021 TSR PSUs, the fair value of the award is determined based on a Monte Carlo simulation.

The value of each NEO’s 2021 LTI grants at the applicable grant date, assuming achievement of the applicable maximum performance level for all PSUs, would be: Mr. Le Peuch — $20,999,606; Mr. Biguet — $6,399,500; Mr. Al Mogharbel — $6,999,574; Ms. Gharbi — $6,999,574; and Mr. Belani — $7,200,482. The NEOs may never realize any value from these LTI grants and, to the extent that they do, the amounts realized may have no correlation to the amounts reported above.

(4) Annual cash incentive awards paid to our NEOs are reflected in the “Non-Equity Incentive Plan Compensation” column; as such, we excluded the “Bonus” column.

(5) The changes in pension value reported in this column represent the increase or decrease in the actuarial present value of an NEO’s accumulated benefit under all benefit and actuarial pension plans in which the NEO participates. This change in present value is not a current cash payment. It represents the change in the value of the NEO’s pensions, which are only paid after retirement. There are no nonqualified deferred compensation earnings reflected in this column because no NEO received above-market or preferential earnings on such compensation during 2021, 2020 or 2019.

(6) All of the perquisites included in the column “All Other Compensation” and described in this footnote are generally available to all of the Company’s professional-level employees. Relocation assistance is provided to all employees on a Company-wide basis.

The amount disclosed for Mr. Le Peuch consists of: (a) unfunded credits to the SLB Restoration Savings Plan ($100,836), (b) contributions to the Schlumberger 401(k) Plan ($8,700), and (c) the following perquisites: financial planning services ($13,000) and housing allowance ($54,360).

The amount disclosed for Mr. Biguet consists of: (a) unfunded credits to the SLB Restoration Savings Plan ($39,510), (b) contributions to the Schlumberger 401(k) Plan ($8,700), and (c) the following perquisites: vacation travel allowance ($12,179), financial planning services ($13,000) and housing allowance ($54,360).

The amount disclosed for Mr. Al Mogharbel consists of: (a) unfunded credits to the SLB Restoration Savings Plan ($99,348), (b) contributions to the Schlumberger 401(k) Plan ($17,400), and (c) the following perquisites: vacation travel allowance ($36,821), financial planning services ($13,000) and children’s education ($78,000).

The amount disclosed for Ms. Gharbi consists of: (a) unfunded credits to the SLB Restoration Savings Plan ($32,030), (b) contributions to the Schlumberger 401(k) Plan ($8,700), and (c) the following perquisites: vacation travel allowance ($15,687), vacation payout ($40,681), children’s education ($27,329), housing allowance ($47,399), and relocation assistance ($117,473).

The amount disclosed for Mr. Belani consists of: (a) unfunded credits to the SLB Restoration Savings Plan ($49,674), and (b) contributions to the Schlumberger 401(k) Plan ($8,700).

Grants of Plan-Based Awards in 2021

The following table provides additional information regarding cash incentive and PSU and RSU awards granted to our NEOs in 2021.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Possible Payouts Under Equity Incentive Plan Awards[3]				
Name	Award Type[1]	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards (#)[4]	Grant Date Fair Value of Stock Awards ($)[5]
O. Le Peuch			741,300	1,942,500	4,202,100					
	FCFM PSU	1/20/21				55,145	110,290	275,725		2,624,902
	ROCE PSU	1/20/21				1	110,290	275,725		2,627,902
	3-year RSU	1/20/21							110,290	2,624,902
	TSR PSU	2/3/21				24,110	96,440	192,880		2,625,097
S. Biguet			271,810	712,250	1,627,010					
	FCFM PSU	1/20/21				16,805	33,610	84,025		799,918
	ROCE PSU	1/20/21				1	33,610	84,025		799,918
	3-year RSU	1/20/21							33,610	799,918
	TSR PSU	2/3/21				7,348	29,390	58,780		799,996
K. Al Mogharbel			317,700	832,500	1,800,900					
	FCFM PSU	1/20/21				18,380	36,760	91,900		874,888
	ROCE PSU	1/20/21				1	36,760	91,900		874,888
	3-year RSU	1/20/21							36,760	874,888
	TSR PSU	2/3/21				8,038	32,150	64,300		875,123
H. Gharbi			300,050	786,250	1,700,850					
	FCFM PSU	1/20/21				18,380	36,760	91,900		874,888
	ROCE PSU	1/20/21				1	36,760	91,900		874,888
	3-year RSU	1/20/21							36,760	874,888
	TSR PSU	2/3/21				8,038	32,150	64,300		875,123
A. Belani			317,700	832,500	1,800,900					
	FCFM PSU	1/20/21				18,910	37,820	94,550		900,116
	ROCE PSU	1/20/21				1	37,820	94,550		900,116
	3-year RSU	1/20/21							37,820	900,116
	TSR PSU	2/3/21				8,265	33,060	66,120		899,893

(1) All equity grants were awarded under the 2017 Schlumberger Omnibus Stock Incentive Plan (as amended and restated, the "**2017 Incentive Plan**").

(2) These columns show the possible cash incentive payouts for each NEO for fiscal year 2021 based on performance goals set for the year. Threshold, target and maximum possible payouts are based on the annual cash incentive range established for each NEO, which is expressed as a percentage of base salary for the year. Actual cash incentive amounts earned for 2021 are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. For information regarding the annual cash incentive paid to our NEOs with respect to 2021 performance, see "Compensation Discussion and Analysis—Elements of 2021 Total Direct Compensation—Annual Cash Incentive Awards" beginning on page 38.

(3) Relates to PSUs, all of which are subject to a three-year performance period. See "Compensation Discussion and Analysis—Elements of 2021 Total Direct Compensation—Long-Term Equity Incentive Awards" beginning on page 42 for a detailed description of our PSUs, including the criteria to be applied in determining vesting of PSUs. "Threshold" represents the number of shares deliverable on achievement of the applicable threshold performance goal under each PSU grant. The award agreements under which the PSUs were issued provide that no PSUs will vest unless a specified threshold level of performance is achieved. "Target" represents the number of shares deliverable on achievement of target performance under each PSU grant, and "Maximum" reflects the highest possible payout (250% of target for the 2021 Free Cash Flow Margin PSUs and 2021 ROCE PSUs, and 200% of target for the 2021 TSR PSUs). PSUs do not accrue or pay dividends or dividend equivalents prior to vesting. Vested PSUs are paid in shares of our common stock.

(4) Relates to RSUs, all of which will vest on January 20, 2024, subject to continued employment with the Company through that date. RSUs do not accrue or pay dividends or dividend equivalents prior to vesting. Vested RSUs are paid in shares of our common stock.

(5) With respect to PSU awards, this column reflects the grant date fair value for such PSUs at target. We calculated the grant date fair value of each PSU award by multiplying the number of PSUs at target by the applicable grant date fair values for the PSUs: (i) $23.80 for the Free Cash Flow Margin PSUs and ROCE PSUs issued to our NEOs in January 2021; and (ii) $27.22 for the TSR PSUs issued to our NEOs in February 2021. With respect to RSU awards, we calculated the grant date fair value by multiplying the number of RSUs by the grant date fair value of $23.80.

Outstanding Equity Awards at Year-End 2021

The following table provides additional information regarding outstanding and unexercised stock options and outstanding PSU and RSU awards for each of our NEOs as of December 31, 2021.

		Option Awards				Stock Awards			
Name	Option/ PSU/RSU Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)[1]	Number of Securities Underlying Unexercised Options Unexercisable (#)[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
O. Le Peuch	1/19/2012	30,000	—	72.110	1/19/2022				
	4/18/2013	30,000	—	70.925	4/18/2023				
	4/16/2014	30,000	—	100.555	4/16/2024				
	4/16/2015	24,000	—	91.740	4/16/2025				
	4/20/2016	30,000	—	80.525	4/20/2026				
	1/19/2017	12,000	3,000	87.380	1/19/2027				
	1/16/2019							89,600[3]	2,683,520
	4/17/2019							19,540[3]	585,223
	8/1/2019							309,280[3]	9,262,936
	1/20/2021							110,290[4]	3,303,186
	1/20/2021							110,290[5]	3,303,186
	1/20/2021					110,290[6]	3,303,186		
	2/3/2021							96,440[7]	2,888,378
S. Biguet	1/19/2012	15,000	—	72.110	1/19/2022				
	4/18/2013	20,000	—	70.925	4/18/2023				
	10/17/2013	20,000	—	91.280	10/17/2023				
	1/16/2014	13,000	—	88.765	1/16/2024				
	1/15/2015	18,000	—	77.795	1/15/2025				
	1/21/2016	28,000	—	61.920	1/21/2026				
	1/16/2019							42,000[3]	1,257,900
	1/15/2020							75,980[8]	2,275,601
	1/20/2021							33,610[4]	1,006,620
	1/20/2021							33,610[5]	1,006,620
	1/20/2021					33,610[6]	1,006,620		
	2/3/2021							29,390[7]	880,231
K. Al Mogharbel	1/19/2012	15,000	—	72.110	1/19/2022				
	4/18/2013	20,000	—	70.925	4/18/2023				
	7/18/2013	50,000	—	78.305	7/18/2023				
	1/16/2014	53,000	—	88.765	1/16/2024				
	1/15/2015	71,000	—	77.795	1/15/2025				
	1/21/2016	114,000	—	61.920	1/21/2026				
	1/16/2019							89,600[3]	2,683,520
	4/17/2019							12,700[3]	380,365
	4/17/2019					48,840[9]	1,462,758		
	1/15/2020							113,060[8]	3,386,147
	1/20/2021							36,760[4]	1,100,962
	1/20/2021							36,760[5]	1,100,962
	1/20/2021					36,760[6]	1,100,962		
	2/3/2021							32,150[7]	962,893

	Option Awards					Stock Awards			
Name	Option/ PSU/RSU Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)[1]	Number of Securities Underlying Unexercised Options Unexercisable (#)[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
H. Gharbi	1/19/2012	20,000	—	72.110	1/19/2022				
	4/18/2013	20,000	—	70.925	4/18/2023				
	4/16/2014	24,000	—	100.555	4/16/2024				
	4/16/2015	24,000	—	91.740	4/16/2025				
	4/20/2016	30,000	—	80.525	4/20/2026				
	1/19/2017					1,500[10]	44,925		
	1/16/2019							89,600[3]	2,683,520
	4/17/2019					36,630[9]	1,097,069		
	1/15/2020							97,260[8]	2,912,937
	1/20/2021							36,760[4]	1,100,962
	1/20/2021							36,760[5]	1,100,962
	1/20/2021					36,760[6]	1,100,962		
	2/3/2021							32,150[7]	962,893
A. Belani	1/19/2012	127,000	—	72.110	1/19/2022				
	1/17/2013	72,000	—	73.250	1/17/2023				
	1/16/2014	60,000	—	88.765	1/16/2024				
	1/15/2015	80,000	—	77.795	1/15/2025				
	1/21/2016	128,000	—	61.920	1/21/2026				
	1/16/2019							100,800[3]	3,018,960
	1/15/2020							109,420[8]	3,277,129
	1/20/2021							37,820[4]	1,132,709
	1/20/2021							37,820[5]	1,132,709
	1/20/2021					37,820[6]	1,132,709		
	2/3/2021							33,060[7]	990,147

(1) Stock options granted prior to April 2013 vested ratably over five years, except for options granted to employees in France, which vested all at once after four years. All stock options granted from and after April 2013 vested ratably over five years.

(2) Market value equal to the product of (x) $29.95, the closing price of Schlumberger's common stock at December 31, 2021, and (y) the number of unvested PSUs or RSUs, as applicable, reflected in the previous column.

(3) Reflects the target number of free cash flow conversion PSUs and ROCE PSUs that were issued in January 2019, April 2019 or August 2019 and that were scheduled to vest in January 2022, subject to the achievement of performance conditions.

(4) Reflects the target number of FCF Margin PSUs that were issued in January 2021 and that will vest, if at all, in January 2024, subject to the achievement of performance conditions.

(5) Reflects the target number of ROCE PSUs that were issued in January 2021 and that will vest, if at all, in January 2024, subject to the achievement of performance conditions.

(6) Reflects the number of three-year RSUs that were issued in January 2021 and that will vest on January 20, 2024, subject to continued employment with the Company through that date.

(7) Reflects the target number of TSR PSUs that were issued in February 2021 and that will vest, if at all, in January 2024, subject to the achievement of performance conditions.

(8) Reflects the target number of free cash flow conversion PSUs and ROCE PSUs that were issued in January 2020 and that will vest, if at all, in January 2023, subject to the achievement of performance conditions.

(9) Reflects the number of three-year RSUs that were issued in April 2019 and that will vest on April 17, 2022, subject to continued employment with the Company through that date.

(10) In January 2017, the Company issued 7,500 RSUs to Ms. Gharbi, of which 4,500 RSUs vested on January 19, 2020, 1,500 RSUs vested on January 19, 2021, and 1,500 RSUs vested on January 19, 2022.

Option Exercises and Stock Vested in 2021

The following table provides additional information regarding stock options that were exercised and PSU and RSU awards that vested during 2021 for our NEOs.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
O. Le Peuch	—	—	30,464	748,944
S. Biguet	—	—	14,280	351,066
K. Al Mogharbel	—	—	30,464	748,944
H. Gharbi	—	—	31,964	787,209
A. Belani	—	—	34,272	842,561

Pension Benefits

We maintain the following pension plans for our NEOs and other employees who began employment with the Company when new hires were eligible to participate. These plans provide for lifetime pensions upon retirement, based on years of service:

- Schlumberger Technology Corporation Pension Plan ("STC Pension Plan");
- Schlumberger Technology Corporation Supplementary Benefit Plan ("STC Supplementary Plan");
- Schlumberger Limited Supplementary Benefit Plan ("SLB Supplementary Plan");
- Schlumberger Pension Plan for U.S. Taxpayers Employed Abroad ("SLB USAB Pension Plan"); and
- Schlumberger International Staff Pension Plan ("International Staff Pension Plan").

The following table and the discussion below provide information regarding pension benefits payable to our NEOs.

Name	Plan Name	Number of Years of Credited Service (#)(1)	Present Value of Accumulated Benefits ($)(2)	Payments During Last Fiscal Year
O. Le Peuch	STC Pension Plan	11.75	943,174	—
	STC Supplementary Plan	7.25	1,429,288	—
	SLB Supplementary Plan	3.00	2,799,428	—
	International Staff Pension Plan	6.50	2,749,888	—
S. Biguet	STC Pension Plan	7.41	569,844	—
	SLB Supplementary Plan	5.00	1,650,096	—
	International Staff Pension Plan	3.70	250,113	—
K. Al Mogharbel	International Staff Pension Plan	16.20	1,841,636	—
H. Gharbi	STC Pension Plan	5.76	450,015	—
	SLB Supplementary Plan	2.50	1,231,438	—
	International Staff Pension Plan	10.30	1,846,298	—
A. Belani	STC Pension Plan	19.33	1,455,742	—
	STC Supplementary Plan	2.58	130,062	—
	SLB Supplementary Plan	16.75	6,543,957	—
	International Staff Pension Plan	10.00	655,691	—

(1) The "Number of Years of Credited Service" column reflects each NEO's actual years of service as a participant in each plan.

(2) The present value of accumulated benefits is calculated using the Pri-2012 amount-weighted mortality tables with generational projection using SSA-2021, and a discount rate of 3.00% at December 31, 2021. Retirement in each case is assumed to be the earlier of normal retirement age or December 31, 2021 if the NEO is employed after normal retirement age, or, as to our U.S. plans, the date that the sum of the NEO's age plus years of service has reached, or is expected to reach, 85, but not before the NEO reaches age 55. Additional assumptions that we use in calculating the present value of accumulated benefits are incorporated herein by reference to Note 16, "Pension and Other Postretirement Benefit Plans" to the Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2021.

Tax-Qualified Pension Plans

The STC Pension Plan and the SLB USAB Pension Plan are U.S. tax-qualified pension plans. Eligible employees may participate in either of these plans during the course of their careers with Schlumberger, in which case they become entitled to a pension from the applicable plan based upon the benefits accrued during the years of service related to such plan. These plans are funded through cash contributions made by the Company based on actuarial valuations and regulatory requirements. Benefits under these plans are based on an employee's admissible compensation (generally base salary and cash incentive) for each year in which an employee participates in the plan, and the employee's length of service with Schlumberger.

Since 1989, the benefit earned under the STC Pension Plan has been 1.5% of admissible compensation for service prior to the employee's completion of 15 years of active service and 2.0% of admissible compensation for service after completion of 15 years of active service. Under the SLB USAB Pension Plan, the benefit earned in 2009 is 3.2% of admissible compensation, and after 2009 the benefit earned has been equal to 3.5% of admissible compensation. Normal retirement under these plans is at age 65; however, early retirement with a reduced benefit is possible at age 55 or as early as age 50 with 20 years of service. Mr. Biguet and Ms. Gharbi are eligible for early retirement with a reduced pension. Additionally, under the "rule of 85" applicable to the STC Pension Plan, an employee or executive officer who terminates employment after age 55 and whose combined age and service is 85 or more, is eligible for retirement with an unreduced pension. Messrs. Le Peuch and Belani are eligible for retirement with an unreduced pension under the rule of 85. The benefits are usually paid as a lifetime annuity.

In 2004, we amended the STC Pension Plan to generally provide that employees hired on or after October 1, 2004 would not be eligible to participate. Newly hired employees are eligible to participate in an enhanced defined contribution plan, which provides a Company matching contribution depending on an employee's 401(k) contribution, as well as a Company discretionary profit sharing contribution based on the profitability of the Company in a given year.

Supplementary Benefit Plans—Nonqualified Pension

The SLB Supplementary Plan and the STC Supplementary Plan each provide non-tax-qualified pension benefits. Each of these plans, which have substantially identical terms, provides an eligible employee with benefits equal to the benefits that the employee is unable to receive under the applicable qualified pension plan due to the Internal Revenue Code limits on (1) annual compensation that can be taken into account under qualified plans and (2) annual benefits that can be provided under qualified plans.

The retirement eligibility rules under nonqualified pension plans are the same as under the tax-qualified pension plans. These benefits are subject to forfeiture if the employee leaves the Company before the age of 50 with five years of service, engages in certain dishonest acts or has violated a confidentiality arrangement involving the Company or its affiliates. Reduced benefits are paid to an employee upon separation from service, provided the employee has attained the age of 55, or if earlier, age 50 with 20 years of service. Messrs. Le Peuch and Belani are eligible for retirement with an unreduced pension under the rule of 85, described above. Mr. Biguet and Ms. Gharbi are eligible for early retirement with a reduced pension. Payment is made as a joint and survivor annuity, if married; otherwise, payment is made as a life-only annuity. Payment to key employees is delayed six months following separation from service. These nonqualified plan benefits are payable in cash from the Company's general assets and are intended to qualify as "excess benefit plans" exempt from certain requirements of Title I of the Employee Retirement Income Security Act of 1974.

International Staff Pension Plan

Recognizing the need to maintain a high degree of mobility for certain of the Company's employees who otherwise would be unable to accumulate any meaningful pension because they are required to work in many different countries, the Company maintains the International Staff Pension Plan for such employees. All of the NEOs have either been in the International Staff Pension Plan at some time during their career prior to becoming an executive officer or are in the plan because of their current assignment. This plan provides for a lifetime annuity upon retirement based on a specified number of years of service. The plan is funded through cash contributions made by the Company together with mandatory contributions by employees.

Prior to 2010, benefits under this plan were based on a participant's admissible compensation (base salary, geographical or rotational coefficient, as applicable, and cash incentive) for each year in which the employee participated in the plan and the employee's length of service. The benefit earned up to year-end 2009 is 2.4% of admissible compensation prior to completion of 15 years of service, and 3.2% of admissible compensation for each year of service after 15 years. Following the completion of 20 years of service, the benefit earned with respect to the first 15 years of service is increased to 3.2%. Benefits are payable upon normal retirement age, at or after age 55, or upon early retirement with a reduction, at or after age 50 with 20 years of service. With respect to pension rights accrued prior to 2010, Messrs. Le Peuch and Belani are eligible for normal retirement with no reduction, and Messrs. Biguet and Al Mogharbel and Ms. Gharbi are eligible for early retirement with a reduced pension. Since January 1, 2010, the benefit earned has been equal to 3.5% of admissible compensation regardless of an employee's years of service. Benefits earned on or after this date are payable upon normal retirement age, at or after age 60, or upon early retirement at or after age 55 with a reduced pension. With respect to pension rights accrued in 2010 or later, Messrs. Biguet and Al Mogharbel and Ms. Gharbi will become eligible for normal retirement upon reaching age 60 and early retirement upon reaching age 55.

Nonqualified Deferred Compensation

The following table and the discussion below provide information regarding nonqualified deferred compensation payable to our NEOs.

Name	Plan Name	Executive Contributions in Last FY ($)[1]	Company Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[3]
O. Le Peuch	SLB Supplementary Plan	—	—	10,347	—	116,306
	International Staff Profit Sharing Plan	—	—	184,658	—	1,697,145
	SLB Restoration Savings Plan	1,008,360	100,836	203,821	—	3,537,186
S. Biguet	SLB Supplementary Plan	—	—	72	—	18,423
	International Staff Profit Sharing Plan	—	—	54,121	—	497,414
	SLB Restoration Savings Plan	368,760	39,510	164,814	—	1,115,086
K. Al Mogharbel	SLB Supplementary Plan	—	—	22,961	—	191,089
	International Staff Profit Sharing Plan	—	—	92,607	—	851,124
	SLB Restoration Savings Plan	165,580	99,348	342,430	—	2,724,472
H. Gharbi	International Staff Profit Sharing Plan	—	—	87,572	—	804,854
	SLB Restoration Savings Plan	64,059	32,030	80,988	—	392,471
A. Belani	SLB Supplementary Plan	—	—	53,725	—	838,459
	International Staff Profit Sharing Plan	—	—	166,381	—	1,523,275
	SLB Restoration Savings Plan	99,348	49,674	63,376	—	3,565,424

(1) Represents an NEO's elective contributions to the SLB Restoration Savings Plan of a portion of base salary and non-equity incentive plan compensation.

(2) Represents Schlumberger's contributions to each NEO's SLB Supplementary Plan, International Staff Profit Sharing Plan and SLB Restoration Savings Plan accounts, as applicable, which amounts are also reported as 2021 "All Other Compensation" in the Summary Compensation Table.

(3) Represents each NEO's account balances for the SLB Restoration Savings Plan, the SLB Supplementary Plan and the International Staff Plan, as applicable.

Supplementary Benefit Plans—Nonqualified Profit Sharing

The SLB Supplementary Plan provides certain non-tax-qualified defined contribution benefits for eligible employees, including our NEOs. Schlumberger Technology Corporation, an indirect wholly owned subsidiary of Schlumberger Limited, maintains the STC Supplementary Plan with substantially identical terms.

The SLB Supplementary Plan and the STC Supplementary Plan provide an eligible employee with discretionary Company profit sharing contributions that are not permissible under the applicable tax-qualified plan due to Internal Revenue Code limits on (1) annual compensation that can be taken into account under the qualified plan and (2) annual benefits that can be provided under the qualified plan. These nonqualified plan benefits are credited with earnings and losses based on employee investment elections. An employee forfeits rights under the nonqualified plans if the employee terminates employment before completing four years of service, engages in certain dishonest acts or has violated a confidentiality arrangement involving the Company or its affiliates. These nonqualified plan benefits are paid in a lump-sum payment following the end of the year in which the employee terminates active service, or the employee can elect to receive payment in installments of five or ten years following the termination of service. If the employee dies before full payment of these benefits, the unpaid benefits are paid in a lump sum to the beneficiaries designated under the plan. Payment to key employees is delayed six months following separation from service.

SLB International Staff Profit Sharing Plan

Schlumberger maintains the SLB International Staff Profit Sharing Plan, which provides for an annual employer contribution based on admissible compensation (base salary, geographical or rotational coefficient, as applicable, and cash incentive). Amounts allocated to the participants' accounts share in investment gains and/or losses of the trust fund and are generally distributed in a lump sum upon the satisfaction of certain conditions on termination of employment or, upon the employee's election, may be converted to additional pension rights under the International Staff Pension Plan. Benefits earned under the SLB International Staff Profit-Sharing Plan will be forfeited upon a determination by the SLB International Staff Profit-Sharing Plan's administrator that the employee's separation from service was due to circumstances of fraud or misconduct detrimental to the Company, an affiliate or any customer.

Restoration Savings Plans

The SLB Restoration Savings Plan, a nonqualified deferred compensation plan, provides certain defined contribution benefits for our NEOs and other eligible employees. The SLB Restoration Savings Plan allows an eligible employee to defer compensation (and receive an associated employer match) that the employee cannot defer under the applicable tax-qualified plan because of Internal Revenue Code limits on the amount of compensation that can be taken into account. Schlumberger Technology Corporation maintains the STC Restoration Savings Plan with substantially identical terms.

An eligible employee may elect in advance to defer a percentage (from 1% to 50%) of admissible compensation (generally base salary and cash incentive) over the Internal Revenue Code annual compensation limits. The Company makes matching contributions with respect to each employee's deferrals. For employees who participate in a Schlumberger pension plan, the amount of the matching contribution is equal to 50% of the first 6% deferred by the employee. For employees who do not participate in a Schlumberger pension plan, the matching contribution is 100% of the first 6% deferred by the employee. The match is made each payroll period and is not contingent on profitability of the Company. Employees' accounts are credited with earnings based on their investment elections. If the employee is eligible for the SLB Savings and Profit Sharing Plan, matching contributions and related earnings vest based on the employee's years of service, as follows:

2 years	33 ⅓% vested
3 years	66 ⅔% vested
4 years	100% vested

If the employee is eligible for the SLB Savings and Profit Sharing Plan for U.S. Taxpayers Employed Abroad, matching contributions and related earnings vest based on the employee's years of service, as follows:

2 years	20% vested
3 years	40% vested
4 years	60% vested
5 years	80% vested
6 years	100% vested

An employee's account fully vests on death, the employee's 60th birthday or plan termination. An employee's vested account balance is paid in a single lump sum (subject to tax withholding) following the participant's death, qualifying disability, retirement or other qualifying termination of employment or, subject to certain limitations, the employee can elect to receive payment in installments of five or ten years following the termination of employment. However, an employee forfeits all benefits under the plan if a determination is made that the employee has engaged in certain dishonest acts or violated a confidentiality arrangement involving Schlumberger or its affiliates. Payment to key employees is delayed six months following separation from service.

Potential Payments Upon Termination or Change in Control

Our NEOs generally receive the same benefits as our other employees. As is the case with our other compensation arrangements, any differences are generally due to local (country-specific) requirements. In line with this practice, our NEOs historically have not had ongoing employment or severance agreements during their service with us as executive officers. Nor do our NEOs have change in control agreements or "golden parachutes". The Company's executive officers serve at the will of the Board, which enables the Company to terminate their employment using judgment as to the terms of any severance arrangement and based on specific circumstances at the time they cease being executive officers. For details regarding our agreements with outgoing NEOs, see "Compensation Discussion and Analysis—Elements of 2021 Total Direct Compensation—Agreements with Outgoing NEOs" on page 48.

All employees who receive equity awards, including our NEOs, are subject to the same terms and conditions in the event of a termination or change in control, except for certain stock options that were assumed in connection with our acquisition of Cameron, none of which are held by the NEOs.

Termination of Employment

PSUs and RSUs

Under our 2017 Incentive Plan and the Company's standard form of PSU and RSU award agreements, PSUs and RSUs are treated as follows upon the holder's termination of employment with the Company prior to the applicable vesting date:

- If the holder's employment terminates on account of death or disability, the target number of PSUs will immediately vest, and all unvested RSUs will immediately vest in full.
- If the holder's employment terminates on account of retirement or, with Compensation Committee approval, early retirement or special retirement, the holder will vest in PSUs on the regularly scheduled vesting dates, with the number of PSUs determined as if the holder's employment had not been terminated.
- If the holder's employment terminates on account of retirement or, with Compensation Committee approval, early retirement, the holder will vest in RSUs on the regularly scheduled vesting dates.
- If an individual terminates employment for another reason, no additional vesting is provided and the individual will automatically forfeit all outstanding PSUs and RSUs without any additional consideration on the part of the Company.

For these purposes, "retirement," "early retirement," "special retirement" and "disability" have the meanings assigned to such terms in the applicable award agreements. The applicable date of "retirement," "early retirement" or "special retirement" takes into consideration the completion of any active employment period, including employment pursuant to the Company's officer departure guidelines described on page 47 of this proxy statement.

Stock Options

This section summarizes the consequences for our NEOs and other employees under our omnibus incentive plans and standard form of stock option award agreement in the event an option holder's employment terminates.

Reason for Termination of Employment	Vesting	Post-Employment Exercise Period
Voluntary termination with consent of the Company or termination by the Company other than for cause	No additional vesting	Exercisable (to the extent exercisable at termination) at any time within three months after termination.
Termination by the Company for cause	None	Vested and unvested options forfeited immediately.
Retirement	Continued vesting as if still employed with the Company	Exercisable for 10 years from the original grant date.
Special Retirement	No additional vesting	Exercisable (to the extent exercisable at termination) at any time during the 60-month period after termination due to retirement or during the remainder of the option period, whichever is shorter.
Death or Disability	Full immediate vesting	Exercisable at any time during the 60-month period after termination due to death or disability or during the remainder of the option period, whichever is shorter.

Notwithstanding the vesting and exercisability provisions described above, an option holder may forfeit the right to exercise stock options, and may have certain prior option exercises rescinded, if the option holder engages in "detrimental activity" within one year after termination of employment (or five years after termination of employment in the event of retirement or disability).

Change in Control

Under our omnibus incentive plans, in the event of a merger, consolidation, acquisition of property or stock, separation, spinoff, reorganization or liquidation (each a "**Corporate Transaction**"), our Board may, in its sole discretion, (1) provide for the substitution of a new award (or other arrangement) for or assumption of any award, (2) provide for accelerated vesting of any awards, or (3) decide to cancel any awards and deliver to the holders cash in an amount that our Board determines in its sole discretion is equal to the fair market value of such awards on the date of such event. However, no current agreement with respect to our outstanding RSUs, PSUs and stock options currently provides for any definitive special treatment upon such a Corporate Transaction.

The following table sets forth the value of the unvested RSUs and PSUs (at target) and the intrinsic value of the unvested stock options held by each NEO as of December 31, 2021, that would become vested upon the occurrence of a Corporate Transaction, assuming that the Board elects to accelerate the vesting of RSUs, PSUs and stock options as provided in the previous paragraph. Due to the various factors that could affect the nature and amount of any benefits provided upon these events, any amounts actually paid or distributed may be different. Factors that could affect these amounts include the time during the year of any such event, the price of Schlumberger common stock and achievement by the Company of any relevant performance metric.

	Upon Corporate Transaction	
Name	Value of Unvested RSUs and PSUs (at Target) ($)[1]	Intrinsic Value of Unvested Options ($)[2]
O. Le Peuch	25,329,614	—
S. Biguet	7,433,590	—
K. Al Mogharbel	12,178,569	—
H. Gharbi	11,004,229	—
A. Belani	10,684,363	—

(1) Calculated by multiplying the closing price of Schlumberger common stock on December 31, 2021 ($29.95) by the number of outstanding, unvested RSUs and PSUs (at target) held by the executive as of that date.

(2) Reflects that the closing price of Schlumberger common stock on December 31, 2021 ($29.95) was lower than the exercise price of all stock options held by our NEOs as of that date.

Retirement Plans

The Company's pension plans and nonqualified deferred compensation plans include the same terms and conditions for all participating employees in the event of a termination or change in control. The SLB and STC Restoration Savings Plans provide for accelerated payment of vested account balances within 30 days following a change in control as defined under Internal Revenue Code section 409A. Other than the SLB and STC Restoration Savings Plans, none of our nonqualified plans provide for the accelerated payment of benefits upon a change in control. For more information on these plans, see the Pension Benefits table and accompanying discussion beginning on page 58 above and the Nonqualified Deferred Compensation table and accompanying discussion beginning on page 60 above.

The following table sets forth the amounts as of December 31, 2021 of benefit payments that would be accelerated under the SLB Restoration Savings Plan upon a change in control.

Name	Amount ($)
O. Le Peuch	3,537,186
S. Biguet	1,115,086
K. Al Mogharbel	2,724,472
H. Gharbi	392,471
A. Belani	3,565,424

Retiree Medical

Subject to satisfying certain age, service and contribution requirements, most U.S. employees, including NEOs in the United States, are eligible to participate in a retiree medical program. Generally, this program provides comprehensive medical, prescription drug and vision benefits for retirees and their dependents until attaining age 65, and then after reaching age 65 receive an annual contribution to a health reimbursement arrangement that can be used to purchase Medicare supplemental coverage and pay other tax-deductible expenses.

Equity Compensation Plan Information

The table below sets forth the following information as of December 31, 2021 for all equity compensation plans approved and not approved by our stockholders.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of such outstanding options, warrants and rights ($)(1)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	40,372,599	69.05	62,965,520(2)
Equity compensation plans not approved by security holders(3)	1,974,556	66.92	—
TOTAL	**42,347,155**	**68.95**	**62,965,520(2)**

(1) The weighted average price does not take into account shares issuable upon the vesting of outstanding PSUs or RSUs, which have no exercise price.
(2) Includes 617,375 shares of common stock issuable under the Directors Stock Plan at December 31, 2021.
(3) Consists solely of options that were assumed in connection with our 2016 acquisition of Cameron International Corporation, none of which are held by our NEOs.

Equity compensation plans approved by our stockholders include the Directors Stock Plan, as amended and restated; the 2017 Incentive Plan; the 2013 Schlumberger Omnibus Stock Incentive Plan, as amended and restated; the 2010 Schlumberger Omnibus Stock Incentive Plan, as amended and restated (the "**2010 Incentive Plan**"); the French Sub Plan under the 2010, 2013 and 2017 Schlumberger Omnibus Stock Incentive Plans, as amended and restated; the Schlumberger Discounted Stock Purchase Plan, as amended and restated; the Schlumberger 2008 Stock Incentive Plan, as amended and restated (the "**2008 Incentive Plan**"); and the Schlumberger 2005 Stock Incentive Plan, as amended and restated (the "**2005 Incentive Plan**"). There are no securities issuable under the 2010 Incentive Plan, the 2008 Incentive Plan or the 2005 Incentive Plan, other than shares of our common stock issuable upon the exercise of stock options currently outstanding.

CEO Pay Ratio

Based on the methodology described below, our CEO's 2021 total compensation was 254 times that of our median employee.

For 2021, we used the same median employee that we had identified as of October 2020. There have been no changes in our employee population or our compensation arrangements in 2021 that we believe would result in a material change in our pay ratio disclosure or our median employee. As in 2020, our median employee was a full-time, salaried employee working in Nigeria as a technical sales professional. To calculate that employee's total compensation, we first calculated all of the elements of the employee's compensation for 2021, and then converted this total compensation amount to U.S. dollars using a blended exchange rate representing the average exchange rate during 2021 (*i.e.* 397 Nigerian Naira to one U.S. dollar). The resulting 2021 total compensation of our median employee was $66,138. Our CEO's total compensation for 2021 was $16,795,502 (as reflected in the Summary Compensation Table).

Our pay ratio is affected by many factors, and may not be comparable to the pay ratios reported by other companies, even in the oilfield services and energy industries. For example, the following factors may affect the comparability of our pay ratio:

- our large global workforce, which may have significantly lower wages than U.S.- or European-based wages;
- varied methodologies for calculating total compensation for both the median employee and our CEO, which may include exclusions that the Company has elected not to make; and
- varied currency exchange rates.

ITEM 3. Approval of Financial Statements and Dividends

Following completion of the audit procedures performed by PwC, we are asking you to approve the following financial statements that are included in our 2021 Annual Report to Stockholders:

- our consolidated balance sheet at December 31, 2021;
- our consolidated statement of income for the year ended December 31, 2021; and
- the declarations of dividends by our Board in 2021.

Stockholders should refer to our 2021 Annual Report to Stockholders in considering this agenda item.



The Board of Directors Recommends a Vote **FOR** Item 3.

ITEM 4. Ratification of Appointment of Independent Auditors for 2022

PwC has been selected by the Audit Committee as the independent registered public accounting firm to audit the annual financial statements of the Company for the year ending December 31, 2022. Although ratification is not required by our bylaws or otherwise, as a matter of good corporate governance, we are asking you to ratify, on an advisory basis, the appointment of PwC as our independent auditor for the year ending December 31, 2022. If the appointment is not ratified, the Audit Committee will consider whether it is appropriate to select another independent registered public accounting firm.

A representative of PwC is expected to attend our 2022 AGM, and will be available to respond to appropriate questions.



The Board of Directors Recommends a Vote **FOR** Item 4.

Fees Paid to PwC

PwC has billed the Company and its subsidiaries the fees set forth in the table below for:

- the audit of the Company's 2021 and 2020 annual financial statements and reviews of the Company's quarterly financial statements and other audit services, and
- the other services described below that were billed in 2021 and 2020.

	Year Ended December 31,	
(Stated in thousands)	**2021**	**2020**
Audit Fees(1)	$ 12,250	$ 12,969
Audit-Related Fees(2)	534	495
Tax Fees(3)	1,560	2,199
All Other Fees(4)	—	43
TOTAL	**$ 14,344**	**$ 15,706**

(1) Includes fees for statutory audits.
(2) Consists of fees for employee benefit plan audits and other audit-related items.
(3) Consists of fees for tax compliance, tax planning and other tax services.
(4) Consists of fees for advisory services.

The Audit Committee considers the provision of services by PwC not related to the audit of the Company's annual financial statements and reviews of the Company's interim financial statements when evaluating PwC's independence.

Audit Committee's Pre-Approval Policy and Procedures

The Audit Committee has a policy to pre-approve all services provided to the Company and its subsidiaries by Schlumberger's independent registered public accounting firm. The Committee has adopted a schedule for annual approval of the audit and related audit plan, as well as approval of other anticipated audit-related services; anticipated tax compliance, tax planning and tax advisory services; and other anticipated services. In addition, the Committee (or an authorized committee member acting under delegated authority of the committee) will consider any proposed services not approved as part of this annual process. For 2021 and 2020, audit and non-audit services were pre-approved by the Audit Committee.

Stockholder Feedback

At our 2021 AGM, the proposal to ratify the appointment of PwC as our independent auditor for 2021 received the support of 95% of the votes cast. In selecting PwC as the Company's independent auditor for 2022, the Audit Committee considered this substantial support of our stockholders, as well as PwC's substantial experience auditing the Company's complex global accounts and the regulatory requirement that the PwC lead engagement partner rotate every five years.

95% SUPPORT
2021 AUDITOR RATIFICATION VOTE

Audit Committee Report

During 2021, the Audit Committee periodically reviewed and discussed the Company's consolidated financial statements with Company management and PwC, the Company's independent registered public accounting firm, including matters raised by the independent registered public accounting firm pursuant to applicable Public Company Accounting Oversight Board ("**PCAOB**") requirements. The Audit Committee also discussed with Company management and PwC the evaluation of the Company's reporting and internal controls undertaken in connection with certifications made by the Company's Chief Executive Officer and Chief Financial Officer in the Company's periodic SEC filings pursuant to the Sarbanes-Oxley Act of 2002. The Audit Committee also reviewed and discussed such other matters as it deemed appropriate, including the Company's compliance with Section 404 and other relevant provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed to be adopted by the SEC and the NYSE. The Audit Committee also reviewed with PwC the matters required to be discussed by the independent registered public accounting firm with the Audit Committee under applicable requirements of the PCAOB and the SEC.

PwC provided the Audit Committee with the required PCAOB disclosures and letters concerning its independence with respect to the Company, and the Committee discussed PwC's independence with them.

Based on the foregoing reviews and discussions, the Audit Committee recommended that the Board include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on January 26, 2022.

SUBMITTED BY THE AUDIT COMMITTEE OF THE SCHLUMBERGER BOARD OF DIRECTORS

Patrick de La Chevardière, Chair | Samuel Leupold | Tatiana Mitrova | Jeff Sheets

Meeting Information

This proxy statement is furnished in connection with the solicitation by the Schlumberger Board of Directors of proxies to be voted at Schlumberger's 2022 AGM, which will be held at the Curaçao Marriott Beach Resort, John F Kennedy Boulevard, 3, Piscadera Bay, Willemstad, Curaçao, on Wednesday, April 6, 2022 beginning at 10:00 a.m., Curaçao time, and at any postponement(s) or adjournment(s) thereof.

To be admitted to the meeting, stockholders of record and beneficial owners as of the close of business on February 9, 2022 must present a passport or other government-issued identification with a photograph and, for beneficial owners, proof of ownership as of February 9, 2022, such as the Notice of Internet Availability (defined below), and/or the top half of the proxy card or voting instruction card that was sent to you with this proxy statement.

In addition, depending on the level of COVID-19 protocols in effect at the time, your ability to attend the 2022 AGM in person may be restricted or may require additional safeguards, which could include face coverings, proof of vaccination, proof of a negative COVID-19 test result within a specified number of days, and maintaining appropriate social distancing. Please review ***www.proxydocs.com/SLB*** for any updates prior to traveling.

The mailing date of this proxy statement is **February 24, 2022**. The Chairperson of the meeting will determine the procedures for conducting the meeting and will limit the meeting to those matters properly brought by or at the direction of our Board or by a stockholder.

Internet Availability of Proxy Materials

This year we are using the internet as the primary means of furnishing proxy materials to stockholders. We are sending a Notice of Internet Availability of Proxy Materials (the "**Notice of Internet Availability**") to our stockholders with instructions on how to access the proxy materials online or request a printed copy of the materials. Stockholders may follow the instructions in the Notice of Internet Availability to elect to receive future proxy materials in print by mail or electronically by email. We encourage stockholders to take advantage of the availability of the proxy materials online to help reduce the environmental impact of our AGMs. Our proxy materials are also available at ***https://investorcenter.slb.com***, as well as at ***www.proxydocs.com/SLB***.

Record Date

Each stockholder of record at the close of business on the record date, **February 9, 2022**, is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on with respect to each share registered in the stockholder's name. A stockholder of record is a person or entity who held shares on the record date registered in the shareholder's name on the records of Computershare Trust Company, N.A. ("**Computershare**"), Schlumberger's stock transfer agent. On the record date, February 9, 2022, there were 1,413,133,986 shares of Schlumberger common stock outstanding and entitled to vote. Persons who held shares on the record date through a broker, bank, or other nominee are referred to as beneficial owners.

Proxies

Shares cannot be voted at the meeting unless the owner of record is present in person or is represented by proxy. Schlumberger is incorporated in Curaçao and, in accordance with Curaçao law, meetings of stockholders are held in Curaçao. Because many stockholders cannot personally attend the meeting, it is necessary that a large number be represented by proxy.

Quorum

Holders of at least one-half of the outstanding shares entitled to vote at the meeting must be present in person or represented by proxy to constitute a quorum for the taking of any action at the meeting. Abstentions and proxies submitted on your behalf by brokers, banks, or other holders of record that do not indicate a vote because they do not have discretionary voting authority and have not received instructions from the beneficial owner of the shares as to how to vote on a proposal (so-called "**broker non-votes**") will be considered as present for quorum purposes. If a quorum is not present at the meeting, the Board may call a second general meeting of stockholders, at which the quorum requirement will not apply.

Votes Required to Adopt Proposals

To be elected, director nominees must receive a majority of the votes cast, which means the number of votes cast "for" a director nominee must exceed the number of votes cast "against" that nominee. Approval of each of the other matters on the agenda also requires the affirmative vote of the majority of the votes cast.

Important Voting Information for Beneficial Owners

If your Schlumberger shares are held for you in street name (*i.e.*, you own your shares through a brokerage, bank, or other institutional account), you are considered the beneficial owner of those shares, but not the record holder. This means that you vote by providing instructions to your broker rather than directly to Schlumberger. Unless you provide specific voting instructions, your broker is not permitted to vote your shares on your behalf, except on Item 3 and Item 4.

Effect of Abstentions and Broker Non-Votes

Brokers holding shares must vote according to specific instructions they receive from the beneficial owners of those shares. If brokers do not receive specific instructions, brokers may in some cases vote the shares in their discretion. However, the NYSE precludes brokers from exercising voting discretion on certain proposals without specific instructions from the beneficial owner, as follows:

- **Discretionary Items.** Under NYSE rules, brokers may vote on both Item 3 (approval of financial statements and dividends) and Item 4 (ratification of appointment of independent auditors for 2022) in their discretion if they have not received voting instructions from the beneficial owners.
- **Nondiscretionary Items.** Brokers, banks, or other holders of record cannot vote on Item 1 (election of directors) and Item 2 (advisory vote to approve executive compensation) unless the beneficial owners direct them how to vote the shares. Therefore, if your shares are held in street name and you do not direct your broker, bank, or other holder of record how to vote on the election of directors or the advisory resolution to approve our executive compensation, your shares will not be voted on those matters.

Abstentions and broker non-votes will be considered as present for quorum purposes, but they are not considered as votes cast and will not be counted in determining the outcome of the vote on the election of directors or on any of the other proposals.

How to Cast Your Vote

Stockholders with shares registered in their names with Computershare may authorize a proxy:



BY INTERNET
www.proxypush.com/SLB



BY TELEPHONE
(866) 240-5191



BY MAIL
Sign, date, and mail your proxy card

The internet and telephone voting facilities for stockholders of record will close at 11:59 p.m. Eastern time on **Tuesday, April 5, 2022**. The internet and telephone voting procedures have been designed to authenticate stockholders and to allow you to vote your shares and to confirm that your instructions have been properly recorded.

Many banks and brokerage firms participate in programs that also permit beneficial owners to direct their vote by the internet or telephone. If you are a beneficial owner whose shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of those shares by the internet or telephone by following the instructions on any voting instruction form or electronic voting instructions that you receive from your bank or brokerage firm.

All shares entitled to vote and represented by properly executed proxies received prior to the meeting and not revoked will be voted at the meeting in accordance with your instructions. If you are a stockholder with shares registered in your name with Computershare and you submit a properly executed proxy card but do not direct how to vote on each item, the persons named as proxies will vote as the Board recommends on each proposal.

Changing Your Vote or Revoking Your Proxy

If you are a stockholder of record, you can change your vote or revoke your proxy at any time by timely delivering a properly executed, later-dated proxy (including an internet or telephone vote by April 5, 2022) or by voting by ballot at the meeting. If you hold shares through a broker, bank, or other holder of record, you must follow the instructions of your broker, bank, or other holder of record to change or revoke your voting instructions.

Other Information

2023 Annual General Meeting of Stockholders

We intend to file a proxy statement and WHITE proxy card with the SEC in connection with the Board's solicitation of proxies for our 2023 AGM. Stockholders may obtain a copy of our 2023 proxy statement (and any amendments and supplements thereto) and other documents as and when filed with the SEC without charge from the SEC's website at www.sec.gov.

In order for a stockholder proposal to be considered for inclusion in the proxy statement for our 2023 AGM pursuant to Exchange Act Rule 14a-8, or for director nominations to be included pursuant to the Company's proxy access bylaw provisions, such proposals or notice of nominations must be received by the Secretary of the Company, 5599 San Felipe, 17th Floor, Houston, Texas 77056, no later than October 27, 2022, and, in the case of a proxy access nomination, no earlier than September 27, 2022.

For stockholder proposals to be introduced for consideration at our 2023 AGM other than pursuant to Rule 14a-8 and for stockholder candidates to be nominated for election as directors other than pursuant to our proxy access bylaw provisions, notice must be delivered to the Secretary of the Company at our executive offices in Houston, Texas, not later than 120 days nor earlier than 150 days before the first anniversary of the date of the 2022 AGM. Accordingly, any such notice must be received no earlier than November 7, 2022, and no later than December 7, 2022, and must otherwise satisfy the requirements of our bylaws. Under the rules of the Exchange Act, we may use discretionary authority to vote with respect to any proposal not included in our proxy materials that is presented by a stockholder in person at the 2023 AGM if the stockholder making the proposal has not given notice to us by December 7, 2022.

Annual Report

Stockholders may obtain a copy of our most recent Form 10-K filed with the SEC, including financial statements and schedules, without charge by writing to our Investor Relations Department, 5599 San Felipe, 17th Floor, Houston, Texas 77056, or by calling (713) 375-3535.

Proxy Solicitation Costs

The Company will pay the cost of furnishing proxy materials to all stockholders and of soliciting proxies by mail and telephone. We have retained D.F. King & Co., Inc. and its affiliate to assist in the solicitation of proxies for a fee estimated at $20,200 plus reasonable expenses. Directors, officers and employees of the Company may also solicit proxies for no additional compensation. We will reimburse brokerage firms, fiduciaries, and custodians for their reasonable expenses in forwarding the solicitation material to beneficial owners.

Other Matters

As of the date of this proxy statement, we know of no other business that will be presented at the meeting other than the matters described in this proxy statement. If any additional matters are properly presented at the meeting, we intend to vote the enclosed proxy in accordance with the discretion of the persons named in the proxy.

Please sign, date, and return the accompanying proxy in the enclosed envelope at your earliest convenience.

By order of the Board of Directors,

Dianne B. Ralston

Dianne B. Ralston
Chief Legal Officer and Secretary

Houston, Texas

February 24, 2022

Appendix A

Reconciliation of Non-GAAP Financial Measures

This proxy statement includes non-GAAP financial measures, including free cash flow, free cash flow margin, cash flow generation, adjusted EBITDA, earnings per share, excluding charges and credits, and net income, excluding charges and credits. Certain of these measures are used by management as performance metrics when determining incentive compensation for our executive officers. Below is a reconciliation of these non-GAAP financial measures to the comparable GAAP measures.

		(Stated in millions)
Periods Ended December 31,		**Twelve Months 2021**
Cash flow from operations	**$**	**4,651**
Capital expenditures		(1,141)
APS investments		(474)
Multiclient seismic data capitalized		(39)
Free cash flow	**$**	**2,997**
Business acquisitions and investments, net of cash acquired plus debt assumed		(103)
Proceeds from sale of Liberty shares		109
Other, net		(3)
Cash flow generation	**$**	**3,000**

Free cash flow represents cash flow from operations less capital expenditures, APS investments and multiclient seismic data costs capitalized. Management believes that free cash flow is an important liquidity measure for the Company and that it is useful to investors and management as a measure of Schlumberger's ability to generate cash. Free cash flow does not represent the residual cash flow available for discretionary expenditures. Free cash flow is a non-GAAP financial measure that should be considered in addition to, not as a substitute for or superior to, cash flow from operations.

		(Stated in millions)
Periods Ended December 31,		**Twelve Months 2021**
Net income attributable to Schlumberger	**$**	**1,881**
Net income attributable to noncontrolling interests		47
Tax expense		446
Income before taxes	**$**	**2,374**
Charges and credits:		
Gain on sale of Liberty shares		(28)
Early repayment of bonds		10
Unrealized gain on marketable securities		(47)
Depreciation and amortization		2,120
Interest expense		529
Interest income		(33)
Adjusted EBITDA	**$**	**4,925**

Adjusted EBITDA represents income before taxes excluding charges and credits, depreciation and amortization, interest expense, and interest income. Management believes that adjusted EBITDA is an important profitability measure for Schlumberger and that it allows investors and management to more efficiently evaluate Schlumberger's operations period over period and to identify operating trends that could otherwise be masked. Adjusted EBITDA should be considered in addition to, not as a substitute for or superior to, other measures of financial performance prepared in accordance with GAAP.

	(Stated in millions, except per share amounts)				
	Twelve Months 2021				
	Pretax	Tax	Noncont. Interests	Net	Diluted EPS
Schlumberger net income (GAAP basis)	**$ 2,374**	**$ 446**	**$ 47**	**$ 1,881**	**$ 1.32**
Gain on sale of Liberty shares	(28)	(4)	—	(24)	(0.02)
Early repayment of bonds	10	—	—	10	0.01
Unrealized gain on marketable securities	(47)	(11)	—	(36)	(0.03)
Schlumberger net income, excluding charges and credits	**$ 2,309**	**$ 431**	**$ 47**	**$ 1,831**	**$ 1.28**



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